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Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR
 OF
 PETROKAZAKHSTAN INC.

AND

NOTICE OF
SPECIAL MEETING OF SECURITYHOLDERS
OF PETROKAZAKHSTAN INC.
TO BE HELD ON OCTOBER 18, 2005

AND

NOTICE OF PETITION TO
THE COURT OF QUEEN'S BENCH OF ALBERTA

RELATING TO

A PLAN OF ARRANGEMENT

INVOLVING

PETROKAZAKHSTAN INC.,
ITS SECURITYHOLDERS
AND 818 ACQUISITION INC., A WHOLLY-OWNED SUBSIDIARY OF
CNPC INTERNATIONAL LTD.

September 16, 2005

Please carefully read this management information circular, including its appendices and the documents incorporated by reference herein. They contain detailed information relating to, among other things, the plan of arrangement that the shareholders and optionholders of PetroKazakhstan Inc. will be voting on at the special meeting.

If you are in doubt as to how to deal with these materials or the matters they describe, please consult your professional advisor. If you require more information with regard to voting your Class A common shares of PetroKazakhstan Inc. or options for such shares, please contact Kingsdale Shareholder Services Inc. at 1-866-588-6864 or 416-867-2335.

September 16, 2005

Dear PetroKazakhstan Shareholders and PetroKazakhstan Optionholders:

        The Board of Directors of PetroKazakhstan Inc. ("PetroKazakhstan") cordially invites you to attend a special meeting (the "Meeting") of the holders (the "Shareholders") of Class A common shares in the capital of PetroKazakhstan ("PKZ Common Shares") and the holders (the "Optionholders" and, together with the Shareholders, the "Securityholders") of options to acquire PKZ Common Shares (the "Options") called upon the authority of an interim order of the Court of Queen's Bench of Alberta, to be held at 9:00 a.m. (Calgary time) on Tuesday, October 18, 2005 at The Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta.

        At the Meeting, the Securityholders, voting together as a single class, will be asked to approve a special resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") whereby 818 Acquisition Inc., an indirect wholly-owned subsidiary of CNPC International Ltd., will acquire all of the issued and outstanding PKZ Common Shares. Holders of unexercised Options may receive consideration from the Corporation for the Options as described below. Further details on the Arrangement can be found in the management information circular accompanying this letter (the "Circular").

        The Arrangement provides that, among other things:

  •
  Shareholders will receive for each PKZ Common Share US$55.00 in cash; and

  •
  Optionholders will receive for each Option cash equal to the difference between US$55.00 and the U.S. dollar equivalent of the exercise price of the Option. However, if the U.S. dollar equivalent of the exercise price of the Option is equal to or greater than US$55.00, the Optionholder will receive nothing and the Option will be terminated following the completion of the Arrangement.

For additional details, see "The Arrangement Agreement" in the Circular.

        The Board of Directors has considered the Arrangement, has determined that the Arrangement is in the best interests of PetroKazakhstan and is fair to the Shareholders, has approved the Arrangement Agreement and recommends that the Shareholders vote FOR the Arrangement Resolution. The Board of Directors came to these determinations based on, among other things, the recommendation of the Special Committee of the Board of Directors that the Arrangement Agreement is in the best interests of PetroKazakhstan, is fair to the Shareholders and should be recommended to the Shareholders.

        The Arrangement Resolution must be approved by not less than 66 2/3% of the votes cast by the Securityholders, voting together as a single class, present or represented by proxy and entitled to vote at the Meeting. In addition, because of the interests of certain directors and members of the Corporation's senior management described under "The Arrangement — Interests of Directors and Senior Officers in the Arrangement" in the Circular, the Arrangement Resolution must be approved by a simple majority of the votes cast by Shareholders excluding the votes cast by such directors and members of senior management. See "The Arrangement — Vote Required to Approve the Arrangement" in the Circular.

        Subject to the approvals at the Meeting and the approval of the Court of Queen's Bench of Alberta, and certain other conditions described in the Circular, the Arrangement is currently anticipated to be completed on or about October 19, 2005.

        Included with this letter are a notice of special meeting and a notice of petition to the Court of Queen's Bench of Alberta. The Circular contains a detailed description of the Arrangement and a copy of the Arrangement Resolution. We encourage you to consider carefully all of the information in the Circular. If you require assistance, you should consult your financial, legal or other professional advisor.

        Included with this letter is a form of proxy printed on yellow paper. It is important that your PKZ Common Shares and Options be represented at the Meeting. Whether or not you intend to attend the Meeting, you are requested to complete, sign, date and return the enclosed form of proxy. To be valid, proxies must be signed, dated and deposited with PetroKazakhstan Inc. c/o Computershare Trust Company of Canada, 100 University

Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), or by fax to 1-416-263-9524 or 1-866-249-7775 (Attention: Proxy Department), prior to 5:00 p.m. (Toronto time) on Friday, October 14, 2005 or, if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second business day preceding the date to which the Meeting is adjourned or postponed. Proxies may also be deposited with the scrutineers at the Meeting, to the attention of the Chairman of the Meeting, at any time prior to the commencement of the Meeting or any adjournment of postponement thereof. Voting by proxy will not prevent you from voting in person if you choose to attend the Meeting, but will ensure that your vote will be counted if you are unable to attend.

        If you require any assistance in completing your proxy, please call Kingsdale Shareholder Services Inc. at 1-866-588-6864 or 416-867-2335. For further information, see the section "Information Concerning the Meeting and Voting" in the Circular.

        This letter is also accompanied by a letter of transmittal for Shareholders that is printed on blue paper. The letter of transmittal contains instructions on how to deliver your PKZ Common Shares in exchange for the consideration. Optionholders do not need to complete a letter of transmittal. PetroKazakhstan will send to each Optionholder a letter of instructions separately, which letter will set out the treatment of the Optionholder's Options. You will not receive any consideration under the Arrangement unless and until the Arrangement is completed and you have returned the properly completed documents, including the applicable letter of transmittal, to PetroKazakhstan Inc., c/o Computershare Trust Company of Canada by regular mail at P.O. Box 7021, 31 Adelaide Street East, Toronto, Ontario M5C 3H2, Attention: Corporate Actions or by hand delivery, by courier or by registered mail at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Corporate Actions. If you hold your PKZ Common Shares through a nominee such as a broker or dealer, you should carefully follow any instructions provided to you by such nominee.

        On behalf of PetroKazakhstan, we would like to thank all of the Securityholders for their ongoing support as we prepare to take part in this important event in the history of PetroKazakhstan.

Yours very truly,

Bernard F. Isautier
President and Chief Executive Officer

Securityholders requiring advice or assistance
concerning the Arrangement are urged to contact:
 KINGSDALE SHAREHOLDER SERVICES INC.
Toll Free: 1-866-588-6864
Banks and Brokers Call Collect: 416-867-2335

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

        A special meeting (the "Meeting") of holders (the "Shareholders") of Class A common shares ("PKZ Common Shares") of PetroKazakhstan Inc. ("PetroKazakhstan") and holders of options to acquire PKZ Common Shares (the "Optionholders" and, together with the Shareholders, the "Securityholders") will be held

on	Tuesday, October 18, 2005
at	9:00 a.m. (Calgary time)
at	The Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta

for the following purposes:

  •
  to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying Management Information Circular (the "Circular"), approving an arrangement (the "Arrangement") pursuant to section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving PetroKazakhstan, the Shareholders, the Optionholders and 818 Acquisition Inc., an indirect wholly-owned subsidiary of CNPC International Ltd.; and

  •
  to transact any other business as may properly be brought before the Meeting.

        The full text of the arrangement agreement entered into in respect of the Arrangement and the plan of arrangement are attached as Appendix B to the Circular.

        Pursuant to the interim order of the Court of Queen's Bench of Alberta dated September 14, 2005 (the "Interim Order"), registered Shareholders have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a registered Shareholder who dissents (a "Dissenting Shareholder") will be entitled to be paid the fair value for such Dissenting Shareholder's PKZ Common Shares if the General Counsel of PetroKazakhstan Inc., at Sun Life Plaza, North Tower, #1460, 140-4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3, has received from such Dissenting Shareholder prior to 5:00 p.m. (Calgary time) on the last Business Day preceding the date of the Meeting, a written notice of objection to the Arrangement Resolution ("Notice of Dissent") and the Dissenting Shareholder has otherwise complied with the dissent procedures described in the Circular. Failure to comply strictly with such dissent procedures may result in the loss or unavailability of any right to dissent. Please see "Rights of Dissenting Shareholders" in the Circular and Appendix D of the Circular.

        Whether or not you intend to attend the Meeting, you are requested to complete, sign, date and return the enclosed form of proxy (printed on yellow paper). To be valid, proxies must be signed, dated and deposited with PetroKazakhstan Inc. c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), or by fax to 1-416-263-9524 or 1-866-249-7775 (Attention: Proxy Department). An undated proxy will be deemed to be dated the date it is mailed by management to the Shareholder. Proxies may be returned in the enclosed addressed envelope. Proxies must be received prior to 5:00 p.m. (Toronto time) on Friday, October 14, 2005 or, if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second Business Day preceding the date to which the Meeting is adjourned or postponed. Proxies may also be deposited with the scrutineers at the Meeting, to the attention of the Chairman of the Meeting, at any time prior to the commencement of the Meeting or any adjournment of postponement thereof. If you require any assistance in completing your proxy, please call Kingsdale Shareholder Services Inc. at 1-866-588-6864 or 416-867-2335.

By order of the Board of Directors, as authorized by an order of the Court of Queen's Bench of Alberta.

Anthony R. Peart
Senior Vice President, General Counsel and Corporate Secretary

September 16, 2005

Action No. 0501-13439

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

        IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended

        AND IN THE MATTER OF a proposed arrangement involving PetroKazakhstan Inc., 818 Acquisition Inc. and the Shareholders and Optionholders of PetroKazakhstan Inc.

NOTICE OF PETITION

        NOTICE IS HEREBY GIVEN that a Petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of PetroKazakhstan Inc. (the "Corporation") with respect to a proposed plan of arrangement (the "Plan of Arrangement") under section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving the Corporation, 818 Acquisition Inc., the holders of Class A common shares ("Common Shares") of the Corporation (collectively, the "Shareholders") and the holders of options to acquire Common Shares (collectively, the "Optionholders"). The Plan of Arrangement is described in greater detail in the Management Information Circular of the Corporation dated September 16, 2005 accompanying this Notice of Petition.

        At the hearing of the Petition, upon the Court being satisfied based upon the evidence presented that the terms and conditions of the Plan of Arrangement and the procedures relating to it are fair and reasonable to the Shareholders and all other affected parties, the Corporation intends to seek:

  (a)
  an order approving the Arrangement under Section 193 of the ABCA and under the terms and conditions of the Arrangement Agreement as described in the Affidavit of Anthony R. Peart;

  (b)
  an interim order and directions for the calling, holding and conducting of a meeting of the Shareholders and Optionholders to consider and vote, together as a single class, on the proposed Arrangement, for the giving of notice of such meetings and the final hearing of this Petition, for the manner of conducting the vote, and for any other matters required for the proper consideration of the Arrangement;

  (c)
  an order declaring that the registered Shareholders of PetroKazakhstan shall have the right to dissent in respect of the Arrangement under the provisions of Section 191 of the ABCA, as modified by that order;

  (d)
  a declaration that the Arrangement will be effective under the ABCA, upon the filing of Articles of Arrangement pursuant to Section 193 of the ABCA, and the issuance of the Certificate of Arrangement under the ABCA; and

  (e)
  such further and other orders, declarations and direction by this Honourable Court as are just.

        AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before the Honourable Justice R.M. Cairns at the Court of Queen's Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on the 18th day of October, 2005 at 1:00 p.m. (Calgary time), or as soon after as counsel may be heard. Any Shareholders or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. Any Shareholders or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon the Corporation on or before 12:00 Noon (Calgary time) on October 11, 2005, a notice of intention to appear, including an address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court. Service on the Corporation is to be effected by delivery to the solicitors for the Corporation at the address below. If any Shareholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Plan of Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

        AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by the Corporation and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

        AND NOTICE IS FURTHER GIVEN that the Court, by Order dated September 14, 2005, has given directions as to the calling of a meeting of Shareholders and Optionholders for the purpose of the Shareholders and Optionholders voting upon resolutions to approve the Plan of Arrangement and has directed that for registered holders of Common Shares the right to dissent with respect to the Plan of Arrangement under the provisions of Section 191 of the ABCA, as amended by such Order, shall be applicable.

        AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Shareholders or other interested party requesting the same by the under mentioned solicitors for the Corporation upon written request delivered to such solicitors as follows:

    Burnet, Duckworth & Palmer LLP
    1400, 350 - 7th Avenue S.W.
    Calgary, Alberta T2P 3N9
    Attention: Daniel J. McDonald, Q.C.

DATED at the City of Windsor, England, this   16th   day of   September   , 2005;

BY ORDER OF THE BOARD OF DIRECTORS OF PETROKAZAKHSTAN INC.

Bernard F. Isautier Chairman of the Board of Directors

i

SUMMARY OF CIRCULAR

        The following is a summary of the contents of this management information circular (this "Circular"). This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular. Securityholders should read the entire Circular, including the appendices and the documents incorporated by reference herein. References in this Circular to $ or US$ are to United States dollars and references to C$ are to Canadian dollars. Capitalized terms used in this summary and elsewhere in this Circular and not otherwise defined are defined in the glossary, which follows this summary.

Overview

        PetroKazakhstan Inc., an Alberta corporation ("PetroKazakhstan" or the "Corporation"), entered into an arrangement agreement with CNPC International Ltd., a Cayman Islands corporation ("CNPCI"), on August 21, 2005 (the "Arrangement Agreement"). A copy of the Arrangement Agreement is attached as Appendix B to this Circular. If the plan of arrangement (the "Plan of Arrangement") attached as Schedule A to the Arrangement Agreement is approved by the holders (the "Shareholders") of the requisite number of Class A common shares of PetroKazakhstan (the "PKZ Common Shares") and holders (the "Optionholders" and, together with the Shareholders, the "Securityholders") of options to acquire PKZ Common Shares (the "Options") and by the Court of Queen's Bench of Alberta (the "Court"), the following transactions will occur, among other things:

  •
  818 Acquisition Inc. ("Acquiror"), an indirect wholly-owned subsidiary of CNPCI, will acquire all of the outstanding PKZ Common Shares for $55.00 in cash for each PKZ Common Share; and

  •
  each Option not yet vested will be deemed to vest. The Corporation will pay an amount of cash equal to the difference between $55.00 and the U.S. dollar equivalent exercise price for each Option. However, if the U.S. dollar equivalent exercise price is equal to or greater than $55.00, no amount of cash is payable and the Option will be deemed to be terminated and of no force and effect following the completion of the Arrangement.

        Following the completion of these transactions, PetroKazakhstan will be a direct wholly-owned subsidiary of Acquiror and an indirect wholly-owned subsidiary of CNPCI. See "The Arrangement Agreement".

The Companies

  PetroKazakhstan

        PetroKazakhstan is a vertically integrated, international energy company engaged in acquisition, exploration, development and production of oil and gas and the refining and sale of oil and refined products in Kazakhstan. See "Information Concerning the Corporation".

        The PKZ Common Shares are listed on the Toronto Stock Exchange (the "TSX"), the New York Stock Exchange (the "NYSE"), the London Stock Exchange ("LSE") and the Frankfurt Stock Exchange ("FSE") under the common trading symbol "PKZ", and on the Kazakhstan Stock Exchange ("KASE") under the symbol "CA-PKZ".

  CNPCI and Acquiror

        CNPCI is a corporation incorporated under the laws of the Cayman Islands. It is an indirect wholly-owned subsidiary of China National Petroleum Corporation, a Chinese corporation ("CNPC"). CNPC is a state holding company whose business operations cover a broad spectrum of upstream and downstream operations, oil and gas field engineering and technical services, and petroleum materials and equipment manufacturing and supply. Acquiror is a private Alberta corporation and an indirect wholly-owned subsidiary of CNPCI. It was incorporated on August 15, 2005 under the Business Corporations Act (Alberta) (the "ABCA") and has no subsidiaries.

Special Meeting

        The Corporation will hold a special meeting of Securityholders (the "Meeting") at The Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta on Tuesday, October 18, 2005 commencing at 9:00 a.m. (Calgary time). At the Meeting, the Securityholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Arrangement Resolution, the full text of which is set out in Appendix A to this Circular.

Record Date

        The holders entitled to vote at the Meeting are those holders of PKZ Common Shares or Options as of the close of business on September 16, 2005 (the "Record Date"). See "Information Concerning the Meeting and Voting".

Recommendations of the Special Committee and the Board of Directors of the Corporation

        On July 1, 2005, the Board of Directors of the Corporation (the "Board") appointed a special committee of independent directors (the "Special Committee") with a mandate that included to supervise the bidding process, to receive details of any proposal for the acquisition of the Corporation and to consider and advise the Board as to whether any such proposal would be in the best interests of the Corporation.

        The Special Committee carefully considered a number of factors and advised the Board on August 21, 2005 that the Arrangement Agreement is in the best interests of the Corporation, is fair to the Shareholders and should be recommended to the Shareholders. See "Recommendation of the Special Committee to the Board of Directors".

        After careful consideration, the Board adopted the recommendations of the Special Committee. Accordingly, the Board recommends that the Shareholders vote in favour of the Arrangement Resolution. See "Recommendation of the Board of Directors".

Goldman Sachs Opinion

        The Corporation retained Goldman Sachs International ("Goldman Sachs") as its financial advisor. Goldman Sachs has provided its opinion to the Board (the "Goldman Sachs Opinion") stating that, as of the date of such opinion, and based upon and subject to the various factors, assumptions and limitations set forth therein, the Consideration (as defined under "Background to the Arrangement and Special Committee Deliberations") to be received by the Shareholders, taken in the aggregate, pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. A copy of the Goldman Sachs Opinion is attached as Appendix E to this Circular and should be read carefully in its entirety. See "Opinion of Goldman Sachs".

Interests of Directors and Executive Officers in the Arrangement

        The directors and senior officers of the Corporation may have interests in the Arrangement that are, or may be, different from or in addition to the interests of other Shareholders. Bernard F. Isautier, the President and Chief Executive Officer of the Corporation, will be entitled to receive a severance payment that is expected to be approximately $2,750,000. Other members of senior management have agreements with the Corporation that provide for certain payments in certain situations following a change in control. See "The Arrangement — Interests of Directors and Senior Officers in the Arrangement".

        In addition, because of the interests of certain directors and members of the Corporation's senior management described under "The Arrangement — Interests of Directors and Senior Officers in the Arrangement", the Arrangement Resolution must be approved by a simple majority of the votes cast by Shareholders, voting together as a single class, excluding votes cast in respect of PKZ Common Shares held by those directors and members of senior management. See "The Arrangement — Vote Required to Approve the Arrangement".

The Arrangement Agreement

        The following is a summary of certain material terms of the Arrangement Agreement. You should read the more detailed summary contained elsewhere in this Circular. See "The Arrangement Agreement". The full text of the Arrangement Agreement is attached as Appendix B to this Circular.

        The Arrangement Agreement contains customary covenants and representations and warranties for an agreement of this type. In addition, the Corporation has provided certain non-solicitation covenants in favour of Acquiror. The Corporation has agreed, except as otherwise provided in the Arrangement Agreement, that it will not, directly or indirectly through any officer, director, employee, representative or agent of the Corporation or any of its Subsidiaries, (i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal or potential Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or providing confidential information with respect to or otherwise cooperate in any way with, any Acquisition Proposal or potential Acquisition Proposal, (iii) withhold, withdraw or modify, in a manner adverse to CNPCI and Acquiror, the approval of the Board of the Arrangement, (iv) approve or recommend any Acquisition Proposal or potential Acquisition Proposal or (v) cause the Corporation to enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal. However, prior to the approval of the Arrangement Resolution, the Board is entitled to respond to an unsolicited bona fide written Acquisition Proposal, provided that (i) the Board determines in good faith that the Acquisition Proposal is a Superior Proposal, (ii) the Board determines in good faith that it is necessary for the Board to take such action in order to avoid breaching its fiduciary duties, and (iii) prior to entering into discussions with any person regarding the Superior Proposal, the Corporation notifies Acquiror and CNPCI of its determination that such Acquisition Proposal constitutes a Superior Proposal. CNPCI and Acquiror have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement Agreement and the Arrangement in the event that they are notified of a Superior Proposal. See "The Arrangement Agreement — Covenants of the Corporation".

  Conditions to the Arrangement

        The obligations of the Corporation, CNPCI and Acquiror to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement. These conditions include the receipt of Securityholder approval and Court approval. In addition, the Effective Date must occur on or before November 30, 2005, subject to any extensions available under the Arrangement Agreement. Furthermore, CNPCI's and Acquiror's respective obligations to complete the Arrangement are subject to the satisfaction or waiver of additional conditions, including the following:

  •
  no Material Adverse Change to the Corporation will have occurred or have been disclosed to the public from the date of the Arrangement Agreement to the Effective Date;

  •
  Dissent Rights will not have been exercised by Shareholders holding more than 10% of the outstanding PKZ Common Shares (on a fully-diluted basis);

  •
  the Board will not have approved or recommended any Acquisition Proposal; and

  •
  no legal action or proceeding that has a reasonable prospect of ultimate success and that is not frivolous or vexatious shall have been commenced after the date of the Arrangement Agreement by any person or Governmental Entity, other than by certain specified persons, that imposes material limitations or conditions on the completion of the Arrangement or the right of Acquiror to own or exercise full rights of ownership of all of the outstanding PKZ Common Shares and all ownership interests of material entities owned by the Corporation.

See "The Arrangement Agreement — Conditions of Closing".

  Termination of Arrangement Agreement

        The Arrangement Agreement may be terminated at any time prior to the Effective Date as follows:

  •
  by mutual written consent of the Corporation, CNPCI and Acquiror;

  •
  by CNPCI and Acquiror if any of the closing conditions in their favour (including the mutual conditions) have not been satisfied or waived by the Effective Time;

  •
  by the Corporation if any of the conditions in its favour (including the mutual conditions) have not been satisfied or waived by the Effective Time;

  •
  by CNPCI and Acquiror if (i) the Board withdraws, withholds, qualifies or modifies, in a manner adverse to CNPCI, its recommendation of the Arrangement and the Arrangement Agreement; (ii) the Board approves or recommends any Acquisition Proposal, or (iii) after a period of five Business Days after public announcement of an Acquisition Proposal, the Board will have failed to reaffirm its recommendation of the Arrangement and Arrangement Agreement as promptly as practicable but in any event within five Business Days after receipt of any written request to do so from CNPCI;

  •
  by the Corporation to recommend, or enter into an agreement in respect of, a Superior Proposal if the approval of the Arrangement at the Meeting has not yet occurred;

  •
  by CNPCI and Acquiror or by the Corporation, if the Meeting has been held and completed and the approval of the Arrangement by Shareholders has not occurred; or

  •
  by CNPCI and Acquiror if the Meeting has not occurred on or before November 15, 2005.

  Effect of Termination

        Under certain circumstances, if the Arrangement Agreement is terminated, the Corporation will pay to CNPCI a termination payment of $125 million (the "Termination Payment"). See "The Arrangement Agreement — Termination Payment".

Vote Required to Approve the Arrangement

        Subject to any further order of the Court, the Interim Order provides that the Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast thereon at the Meeting by the Securityholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting. In addition, because of the interest of certain directors and members of senior management in the transaction, to whom we refer as the "Related Parties", the Arrangement Resolution must be approved by a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast in respect of PKZ Common Shares held by the Related Parties. As of September 15, 2005, the Related Parties beneficially owned a total of 2,345,956 PKZ Common Shares representing 3.16% of the outstanding PKZ Common Shares. See "The Arrangement — Vote Required to Approve the Arrangement".

Court Approval

        The Arrangement requires the Court's approval of the Final Order. Prior to the mailing of this Circular, the Corporation obtained the Interim Order authorizing and directing the Corporation to call, hold and conduct the Meeting and to submit the Arrangement to the Securityholders for approval. A copy of the Interim Order is attached as Appendix C to this Circular. Subject to the approval of the Arrangement Resolution by the Securityholders, the hearing in respect of the Final Order is expected to take place on October 18, 2005. See "Principal Legal Matters — Court Approval and Completion of the Arrangement".

Other Conditions and Approvals

        The completion of the Arrangement is also subject to a number of additional conditions and receipt of any required regulatory approvals, other than approvals of any Governmental Entity located in either Kazakhstan or the People's Republic of China, in addition to Securityholder and Court approvals, which are described in more detail under "The Arrangement Agreement — Conditions of Closing".

Rights of Dissent

        Under the Interim Order, registered Shareholders entitled to vote at the Meeting have the right to dissent from the Arrangement Resolution upon strict compliance with Section 191 of the ABCA and the Plan of Arrangement (the "Dissent Procedures"). Persons who are beneficial holders of PKZ Common Shares should be aware that only registered holders of PKZ Common Shares are entitled to exercise Dissent Rights. See "Rights of Dissenting Shareholders" and Appendix D to this Circular.

        It is a condition to the completion of the Arrangement that Shareholders holding no more than 10% of the outstanding PKZ Common Shares (on a fully-diluted basis) will have exercised Dissent Rights.

Stock Exchange Delisting

        It is intended that the PKZ Common Shares will be delisted from the TSX, NYSE, LSE, FSE and KASE following the completion of the Arrangement.

Canadian Federal Income Tax Considerations

        A Canadian resident who holds PKZ Common Shares as capital property will generally recognize a capital gain (or capital loss) for Canadian federal income tax purposes equal to the amount by which the cash received for such PKZ Common Shares under the Arrangement exceeds (or is less than) such holder's adjusted cost base of the PKZ Common Shares and any reasonable costs of disposition. Any capital gain realized by a non-resident holder upon such holder's disposition of PKZ Common Shares generally will not be subject to Canadian federal income taxation unless such PKZ Common Shares represent taxable Canadian property to such non-resident holder and do not constitute treaty-protected property. See "Certain Canadian Federal Income Tax Considerations".

United States Federal Income Tax Considerations

        For United States federal income tax purposes, the Arrangement will be treated as a taxable sale or exchange of PKZ Common Shares for cash by each Shareholder. Assuming that PetroKazakhstan was not at any relevant time classified as a PFIC (as that term is defined below — see "Certain United States Federal Income Tax Considerations — Passive Foreign Investment Companies"), a Shareholder who is a U.S. person for tax purposes and who, on the date on which the Arrangement is completed, holds PKZ Common Shares as a capital asset will recognize capital gain or loss by reason of the disposition of PKZ Common Shares pursuant to the Arrangement in an amount equal to the difference between the amount of cash received by the Shareholder and the Shareholder's adjusted federal income tax basis in its PKZ Common Shares. See "Certain United States Federal Income Tax Considerations".

Proxy and Payment of Consideration

        Securityholders who are unable to be present at the Meeting may still vote through the use of proxies. By voting in accordance with the instructions contained in the enclosed form of proxy (printed on yellow paper), registered Shareholders and Optionholders can participate in the Meeting through the person or persons named in the form. See "Information Concerning the Meeting and Voting" for additional information concerning voting by proxy, particularly if your PKZ Common Shares are held through an intermediary.

        In order to receive payment for their PKZ Common Shares, Shareholders (who are not Dissenting Shareholders) must complete and sign the Letter of Transmittal and surrender their certificate or certificates representing their PKZ Common Shares and all other required documents. If PKZ Common Shares are held through an intermediary, Shareholders should contact that intermediary for instructions and assistance in receiving payment for those PKZ Common Shares.

        Computershare Trust Company of Canada is acting as the Depositary under the Plan of Arrangement. The Depositary will be responsible for receiving deposits of PKZ Common Shares, Letters of Transmittal and accompanying documentation. Acquiror will cause the Depositary to give notices in connection with the Plan of Arrangement, if required, and to cause payment to be made for all PKZ Common Shares acquired under the Plan of Arrangement. It is recommended that Shareholders complete and return their Letter of Transmittal to the Depositary on or before 5:00 p.m. (Toronto time) on October 14, 2005. All certificate(s) representing PKZ Common Shares deposited with the Depositary may be withdrawn at or prior to the Meeting. See "Procedures for the Surrender of Share Certificates and Receipt of Consideration".

Risk Factors

        The failure to complete the Arrangement could negatively impact the Corporation's share price, future business and operations. See "Risk Factors" and the discussion under the heading "Risk Factors" in the Corporation's Annual Information Form for the year ended December 31, 2004 incorporated herein by reference.

GLOSSARY

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, C.B-9, as amended.

"Acquiror" means 818 Acquisition Inc., an Alberta corporation.

"Acquisition Proposal" means any (i) merger, amalgamation, consolidation, recapitalization, arrangement, business combination or take-over bid, (ii) sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) which exceeds 20% of the book value of the assets of the Corporation or (iii) sale of 20% or more of the issued and outstanding shares or equity of the Corporation or rights or interests therein or thereto, or similar transactions, or series of transactions, involving the Corporation or any material entities of the Corporation, or a proposal or offer or public announcement of an intention to do any of (i), (ii) or (iii), excluding the Arrangement and the transactions permitted pursuant to the Arrangement Agreement.

"affiliate" has the meaning ascribed thereto in the Securities Act.

"Arrangement" means the arrangement under Section 193 of the ABCA on the terms and conditions set out in the Plan of Arrangement attached as Schedule A to the Arrangement Agreement, which is attached as Appendix B to this Circular.

"Arrangement Agreement" means the arrangement agreement between the Corporation and CNPCI dated August 21, 2005, including all schedules and exhibits attached thereto, as it may be amended, modified or supplemented from time to time.

"Arrangement Resolution" means the special resolution of the Securityholders approving the Plan of Arrangement as required by applicable law and the Interim Order, and the approval, ratification and confirmation of certain matters relating to the Central Asian Opportunity, substantially in the form attached as Appendix A to this Circular.

"Articles of Arrangement" means the articles of arrangement of the Corporation in respect of the Arrangement required by the ABCA to be filed with the Registrar after the Final Order is made.

"August 2nd Letter Agreement" means the letter of intent between the Corporation and the Central Asian Parties dated August 2, 2005 pursuant to which the Corporation agreed to purchase the Central Asian Opportunity from the Central Asian Parties.

"August 21st Side Letter" means the side letter signed by the Corporation and CNPCI on August 21, 2005.

"Board" means the Board of Directors of the Corporation.

"Business Day" means any day other than a Saturday, a Sunday and a statutory holiday in Toronto, Ontario, London, England or Beijing, China.

"CDS" means the Canadian Depository for Securities Limited.

"Central Asian Opportunity" means all right, title, interest and benefit of each of the Central Asian Parties in any and all discussions and efforts of such entities to obtain rights relating to certain oil and gas properties in Central Asian jurisdictions (other than Kazakhstan).

"Central Asian Parties" means the parties, other than the Corporation, to the August 2nd Letter Agreement, each of whom is not an affiliate of the Corporation or any director or senior officer of the Corporation.

"Circular" means this management information circular dated September 16, 2005.

"CNPCI" means CNPC International Ltd., a Cayman Islands corporation.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Corporation" or "PetroKazakhstan" means PetroKazakhstan Inc., an Alberta corporation.

"Court" means the Court of Queen's Bench of Alberta.

"Demand for Payment" means a written notice to the Corporation by a Dissenting Shareholder demanding payment of the fair value of its PKZ Common Shares in compliance with the Dissent Procedures.

"Depositary" means Computershare Trust Company of Canada, being the depositary appointed by the Corporation for the purpose, amongst other things, of receiving Letters of Transmittal and exchanging certificates representing PKZ Common Shares for cash.

"Dissent Procedures" means the dissent procedures in Section 191 of the ABCA and the Plan of Arrangement, as described under "Rights of Dissenting Shareholders".

"Dissent Rights" means the rights of dissent which each Dissenting Shareholder is entitled to exercise in respect of the Arrangement Resolution in compliance with the Dissent Procedures.

"Dissenting Shareholder" means a registered Shareholder who complies with the Dissent Procedures.

"Effective Date" means the date upon which the Plan of Arrangement becomes effective under the ABCA.

"Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date.

"Eligible Options" means Options with an Exercise Price of less than US$55.00 as of the Effective Date.

"Exercise Price" means the U.S. Dollar Equivalent of the price at which an Option may be exercised.

"Final Order" means the final order of the Court made in connection with the approval of the Arrangement as such order may be amended or varied by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed.

"FSE" means the Frankfurt Stock Exchange.

"Goldman Sachs" means Goldman Sachs International.

"Goldman Sachs Opinion" means the opinion dated August 21, 2005 from Goldman Sachs to the Board in connection with the Arrangement, a copy of which is attached to this Circular as Appendix E.

"Governmental Entity" means any applicable (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and includes Securities Authorities.

"Incentive Stock Option Plan" means the Incentive Stock Option Plan of the Corporation made effective on May 29, 2000, as amended on May 8, 2002.

"Ineligible Options" means Options with an Exercise Price equal to or greater than US$55.00 as of the Effective Date.

"Instruction Letter" means the letter from PetroKazakhstan to the Optionholders describing the manner in which the Options will be treated under the Plan of Arrangement.

"Interim Order" means the interim order of the Court made in connection with the approval of the Arrangement dated September 14, 2005, a copy of which is attached hereto as Appendix C.

"KASE" means the Kazakhstan Stock Exchange.

"Laws" means all laws, by-laws, rules, regulations, orders, rulings, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entity.

"Letter of Transmittal" means the letter of transmittal included with this Circular and printed on blue paper for use by Shareholders.

"LSE" means the London Stock Exchange.

"Material Adverse Change" or "Material Adverse Effect" means, with respect to the Corporation, any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition, assets, liabilities (contingent or otherwise) of the Corporation and its material entities taken as a whole, other than any change, effect, event, occurrence, circumstance or state of facts (i) relating to general political, economic or financial conditions, including in Canada, the United States or Kazakhstan, (ii) relating to the state of securities markets in general, including any reduction in Canadian, United States, European or other market indices, (iii) reasonably attributable to the announcement of the Arrangement Agreement or the transactions contemplated thereby, including the reaction or position of any Kazakhstani Governmental Entity or any change in the trading price of PKZ Common Shares, (iv) relating to the oil and gas industry in general and not specifically relating to the Corporation or its material entities or (v) relating to changes in Laws (including tax Laws) or the interpretation, application or non-application of Laws by Governmental Entities.

"Meeting" means the special meeting of Securityholders to be held at 9:00 a.m. (Calgary time) on Tuesday, October 18, 2005 at The Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta.

"Named Executives" means Bernard Isautier, Hugh Leonard, Jeffrey Auld, Anthony Peart, Paul Taylor, Paul Hawkes and Robin Sellers.

"Notice of Dissent" means a written objection to the Arrangement Resolution made by a registered Shareholder in accordance with the Dissent Procedures.

"Notice of Special Meeting" means the notice dated September 16, 2005 of the special meeting of the Securityholders to be held to consider the Arrangement and delivered to Securityholders with this Circular.

"NYSE" means the New York Stock Exchange.

"OSC Rule 61-501" means Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions.

"Optionholders" means the holders of the Options.

"Option" means an outstanding stock option to purchase one PKZ Common Share granted under the Incentive Stock Option Plan.

"PKZ Common Shares" means the Class A common shares of the Corporation.

"Plan of Arrangement" means the plan of arrangement proposed in the form and content attached as Schedule A to the Arrangement Agreement, as modified or supplemented from time to time in accordance therewith.

"Policy Q-27" means Policy Q-27 — Protection of Minority Securityholders in the Course of Certain Transactions of the Autorité des marchés financiers in Quebec.

"Record Date" means September 16, 2005.

"Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed pursuant to Section 263 of the ABCA.

"Related Parties" means the Named Executives and any other director or senior officer who holds unvested Eligible Options (determined as of September 15, 2005) or who is entitled to any change of control or similar payments as a result of the completion of the Arrangement.

"Replacement Side Letter" means the side letter entered into by the Corporation and CNPCI on September 11, 2005, in replacement of the August 21st Side Letter.

"Securities Act" means the Securities Act (Ontario) and the rules, regulations and policies made thereunder, as they may be amended from time to time prior to the Effective Date.

"Securities Authorities" means the Alberta Securities Commission and the other securities regulatory authorities in Canada and the United States Securities and Exchange Commission.

"Securityholders" means the Shareholders and the Optionholders.

"Shareholders" means holders of the PKZ Common Shares.

"Special Committee" means the special committee of independent directors of the Corporation appointed on July 1, 2005.

"Subsidiary" has the meaning ascribed thereto in the Securities Act.

"Superior Proposal" means any bona fide written Acquisition Proposal unsolicited after the date of the Arrangement Agreement made by a third party (other than CNPCI and its affiliates), directly or indirectly, to acquire all or substantially all of the assets of the Corporation or more than 50% of the PKZ Common Shares, and that in the good faith determination of the Board (based upon advice from its financial advisors and outside legal counsel) (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (b) would, if consummated in accordance with its terms, result in a transaction more favourable to Shareholders from a financial point of view than the transactions contemplated by the Arrangement Agreement; and (c) in respect of which the financing is then committed or confirmation is provided from the sources of financing to be used to complete the transaction contemplated by such proposal that such financing is available without delays or conditions (other than the conditions attached to such proposal).

"Tax Act" means the Income Tax Act (Canada).

"Termination Payment" means a payment by the Corporation to CNPCI of $125 million if the Arrangement Agreement is terminated under certain circumstances.

"Transfer Agent" means Computershare Trust Company of Canada.

"TSX" means the Toronto Stock Exchange.

"U.S. Dollar Equivalent" means, in respect of an amount expressed in Canadian dollars at any date, the product obtained by multiplying (i) the Canadian dollar amount and (ii) the noon spot exchange rate for Canadian dollars expressed in U.S. dollars as reported by the Bank of Canada on the Business Day immediately prior to such date, rounded to the nearest whole cent.

INFORMATION CONTAINED IN THIS CIRCULAR

        All information relating to Acquiror, CNPCI and any other affiliates of CNPCI contained in this Circular has been provided to the Corporation by CNPCI. The Board has relied upon this information without having made independent inquiries as to the accuracy or completeness thereof; however, it has no reason to believe such information is misleading or inaccurate. Neither the Board nor the Corporation assumes any responsibility for the accuracy or completeness of such information or for any omission on the part of CNPCI to disclose facts or events which may affect the accuracy or completeness of any such information.

        The information contained in this Circular is given as at September 16, 2005, except where otherwise noted. No person has been authorized to give any information or to make representations in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representation should not be considered to have been authorized by the Corporation, CNPCI or Acquiror.

        This Circular does not constitute the solicitation of an offer to acquire any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

        You should not construe the contents of this Circular as legal, tax or financial advice and should consult with your own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

NOTICE TO UNITED STATES SHAREHOLDERS

        This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended. Accordingly, the solicitation and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act of 1933 and proxy statements under the U.S. Securities Exchange Act of 1934.

        Certain of the financial information included or incorporated by reference herein has been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and thus may not be comparable to financial information of United States companies.

        See "Certain United States Federal Income Tax Considerations" and "Certain Canadian Federal Income Tax Considerations" for certain information concerning tax consequences of the Arrangement for Shareholders who are United States taxpayers.

        Enforcement by the Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation, CNPCI and Acquiror are organized under the laws of a jurisdiction other than the United States, that all of their respective officers and directors are residents of countries other than the United States, that experts named in this Circular are residents of countries other than the United States and that all or a substantial portion of the assets of the Corporation, CNPCI and Acquiror and such persons may be located outside the United States.

FORWARD-LOOKING STATEMENTS

        This Circular contains statements about expected future events and financial and operating results that are forward looking and subject to risks and uncertainties. Words such as "will", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", and variations of such words, and similar expressions, are intended to identify these forward-looking statements. Specifically, and without limiting the generality of the foregoing, all statements included in this Circular that address activities, events or developments that any of the Corporation, CNPCI or Acquiror expects or anticipates will or may occur in the future, including such things as future capital (including the amount and nature thereof), business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth, or references to the future success of the Corporation, CNPCI or Acquiror, their respective subsidiaries and the companies, joint ventures or partnerships in which the Corporation, CNPCI or Acquiror have equity investments are forward-looking statements. Actual results could differ materially from those reflected in the forward-looking statements as a result of a number of factors, including (i) general economic, market or business conditions, (ii) the opportunities (or lack thereof) that may be presented to and pursued by the Corporation, CNPCI or Acquiror, (iii) competitive actions by other companies, (iv) changes in Laws and (v) other factors, many of which are beyond the control of the Corporation, CNPCI or Acquiror.

        All forward-looking statements attributable to the Corporation, CNPCI or Acquiror, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Readers of this Circular are cautioned not to place undue reliance on forward-looking statements contained in this Circular, which reflect the analysis of the management of the Corporation, CNPCI or Acquiror, as appropriate, only as of the date of this Circular. None of the Corporation, CNPCI or Acquiror undertakes any obligation to release publicly the results of any revision to these forward-looking statements, including without limitation any which may be made to reflect events or circumstances after the date of this Circular or to reflect the occurrence of unanticipated events.

CURRENCY

        Unless otherwise indicated, all references to "$", "US$" or "dollars" in this Circular are references to U.S. dollars and "C$" refers to Canadian dollars.

        The following tables set forth, for the periods indicated, certain exchange rates based on the daily noon rate of the Bank of Canada (the "Noon Rate"). The Noon Rate is a nominal quotation intended for analytical purposes, not a buying or selling rate, and may differ from the rate of financial institutions. The Noon Rate is obtained from market or official sources around noon each business day and is updated at approximately 1 p.m. Eastern Time on the same business day.

	Canadian dollars per US$1.00 Year ended December 31
	2002	2003	2004	2005(1)
Low	1.5110	1.2924	1.1774	1.1761
High	1.6132	1.5747	1.3968	1.2704
Average	1.5704	1.4015	1.3015	1.2271
End of Period	1.5796	1.2924	1.2036	1.1857

(1)
Through September 15, 2005.

INFORMATION CONCERNING THE MEETING AND VOTING

Q:    What am I voting on?

A:
Securityholders are voting on the Arrangement Resolution (the form of which is attached as Appendix A to this Circular) approving the Arrangement which, among other things, will result in the acquisition by Acquiror of all of the PKZ Common Shares in consideration of US$55.00 in cash per PKZ Common Share.

Q:    Who is entitled to vote?

A:
Securityholders as of the close of business on September 16, 2005 are entitled to vote. This is known as the "Record Date". If you are a Shareholder and you acquired your PKZ Common Shares after September 16, 2005, please refer to the answer to the question "What if ownership of PKZ Common Shares has been transferred after September 16, 2005?" below to determine how you may vote such PKZ Common Shares.

Q:    How do I vote?

A:
If you are a registered Shareholder or an Optionholder, there are two ways that you can vote your PKZ Common Shares and/or Options, as the case may be. You may vote in person at the Meeting or you may vote by mail, telephone or the Internet in accordance with the instructions contained in the enclosed form of proxy. The persons named in the proxy or some other person you choose, who need not be a Securityholder, may be appointed by you in accordance with the instructions on the form of proxy to represent you as proxyholder and vote your PKZ Common Shares or Options at the Meeting.

  If you are a Shareholder and your PKZ Common Shares are held in the name of an intermediary, please see the box below for voting instructions and the information under "Information Concerning the Meeting and Voting — Additional Information for Non-Registered Shareholders".

Q:    What if I plan to attend the Meeting and vote in person?

A:
If you are a registered Shareholder or an Optionholder and plan to attend the Meeting on October 18, 2005 and wish to vote your PKZ Common Shares or Options in person at the Meeting, do not vote in accordance with the procedures outlined in the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the Transfer Agent upon arrival at the Meeting. If you are a Shareholder and your PKZ Common Shares are held in the name of a nominee, please see the box below for voting instructions and the information under "Information Concerning the Meeting and Voting — Additional Information for Non-Registered Shareholders".

Q:    Who is soliciting my proxy?

A:
The enclosed form of proxy is being solicited by management of the Corporation and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by employees of the Corporation and/or Kingsdale Shareholder Services Inc. The Company has retained Kingsdale Shareholder Services Inc. ("Kingsdale") to assist in the solicitation of proxies. The Corporation expects to pay Kingsdale approximately C$80,000 for these services, plus a fee for each telephone call between Kingsdale and any of the Securityholders and reimbursement of Kingsdale's costs and expenses in connection with the solicitation.

Q:    What if I sign the form of proxy enclosed with this Circular?

A:
Signing the enclosed form of proxy gives authority to Bernard F. Isautier, President and Chief Executive Officer, James B.C. Doak, Director, and Anthony R. Peart, Senior Vice President, General Counsel and Corporate Secretary, or to another person you have appointed, to vote your PKZ Common Shares or Options at the Meeting. The proxy may be executed by the Securityholder or the Securityholder's attorney authorized in writing, or if the Securityholder is a corporation, by an officer or attorney of the corporation duly authorized. The proxy is valid only for the Meeting and for any adjournment or postponement of the Meeting.

Q:    Can I appoint someone other than directors and officers designated in the form of proxy to vote my PKZ Common Shares?

A:
Yes. Each Securityholder has the right to appoint a person or company to represent it at the Meeting other than the members of management or the Board designated in the form of proxy. Write the name of this person, who need not be a Securityholder, in the blank space provided in the form of proxy.

  It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your PKZ Common Shares or Options. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of the Transfer Agent.

Q:    What do I do with my completed proxy if I am voting by mail?

A:
If you want to send your proxy by mail, return your completed proxy to the Corporation's Transfer Agent so that it arrives not later than 5:00 p.m. (Toronto time) on October 14, 2005 for your vote to be recorded at the following address:

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1

  This will ensure your vote is recorded.

Q.    When are proxies due if I am voting by telephone or the Internet?

A:
These proxies are due at the same time as those that are sent by fax or by mail: by 5:00 p.m. (Toronto time) on October 14, 2005.

Q:    If I change my mind, can I take back my proxy once I have given it?

A:
Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney authorized in writing or, if the Securityholder is a corporation, by an officer or attorney of the corporation duly authorized. This statement must be delivered either to the head office of the Corporation no later than 5:00 p.m. (Toronto time) on October 14, 2005 or to the Chairman of the Meeting on the day of the Meeting, October 18, 2005, or any adjournment of the Meeting.

Q:    How will my PKZ Common Shares be voted if I give my proxy?

A:
The persons named on the form of proxy must vote your PKZ Common Shares or Options for or against the Arrangement Resolution in accordance with your directions. In the absence of such directions, however, your PKZ Common Shares or Options that are the subject of the proxy will be voted IN FAVOUR OF the Arrangement Resolution.

Q:    What if amendments are made to these matters or if other matters are brought before the Meeting?

A:
The person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Special Meeting of Shareholders and with respect to other matters that may properly come before the Meeting.

  As at the time of printing this Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:    What if the Meeting is adjourned or postponed?

A:
If the Meeting is adjourned or postponed, the deadline for submitting proxies will be extended to 5:00 p.m. (Toronto time) on the second Business Day preceding the date to which the meeting is adjourned or postponed.

Q:    How many PKZ Common Shares are entitled to vote?

A:
As of September 15, 2005, there were outstanding 74,155,757 PKZ Common Shares and 1,824,795 Options. Each Shareholder has one vote for each PKZ Common Share and each Optionholder has one vote for each Option held at the close of business on September 16, 2005. To the knowledge of the directors and management of the Corporation, no person owns or exercises control or direction over more than 10% of the outstanding PKZ Common Shares.

Q:    What if ownership of PKZ Common Shares has been transferred after September 16, 2005?

A:
The person who acquired such PKZ Common Shares after September 16, 2005 must produce properly endorsed share certificates or otherwise establish that he or she owns the PKZ Common Shares and must ask the Corporation no later than 5:00 p.m. (Calgary time) on October 13, 2005 that his or her name be included in the list of Shareholders before the Meeting in order to be entitled to vote these PKZ Common Shares at the Meeting.

Q:    Who counts the proxies?

A:
The Corporation's Transfer Agent counts and tabulates the proxies. This is done independently of representatives of the Corporation to preserve the confidentiality of individual Securityholder votes. Proxies are referred to the Corporation only in cases where a Securityholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:    If I have questions, who do I contact?

A:
You can contact: Kingsdale Shareholder Services Inc. at 1-866-588-6864 (throughout North America) or 1-416-867-2335 with any questions about the Meeting or voting.

Q:    If my PKZ Common Shares are not registered in my name but are held in the name of an intermediary (a bank, trust company, securities broker, trustee or other), how do I vote my PKZ Common Shares?

A.
PKZ Common Shares held through intermediaries by Shareholders who have not received the materials for the Meeting (the "Meeting Materials") directly from the Corporation can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those shares are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the PKZ Common Shares held by them. The directors and officers of the Corporation do not know for whose benefit the PKZ Common Shares registered in the name of intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Corporation.

  Applicable securities laws require intermediaries to forward the Meeting Materials and seek voting instructions from beneficial holders of PKZ Common Shares in advance of the Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their PKZ Common Shares are voted at the Meeting. Typically, intermediaries will use service companies to forward the Meeting Materials and voting instructions to beneficial holders. Beneficial holders will generally be provided with either:

  (i)
  a form of proxy that has already been signed by the intermediary (typically by facsimile stamped signature), which states the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of its beneficially owned PKZ Common Shares should properly complete the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

  (ii)
  more typically, a voting instruction form, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the voting instruction form.

  The purpose of these procedures is to permit beneficial holders to direct the voting of the PKZ Common Shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or voting instruction form from an intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person's name) in the blank space provided or, in the case of a voting instruction form, contact the intermediary. A beneficial holder should carefully follow the instructions of their intermediary and/or their intermediary's service company.

BACKGROUND TO THE ARRANGEMENT AND SPECIAL COMMITTEE DELIBERATIONS

        Commencing in early 2004, the Corporation's management began a review of potential strategic alternatives for the Corporation, including a potential recapitalization, and began consulting with Goldman Sachs to obtain its views on these potential strategic alternatives. In October 2004, the Corporation formally retained Goldman Sachs to consider potential strategic alternatives for the Corporation and commenced negotiating an engagement letter that was signed on January 25, 2005.

        In November 2004, the Corporation received an unsolicited expression of interest from a third party bidder interested in purchasing the Corporation. The Corporation and this potential bidder signed a confidentiality and standstill agreement in December 2004 and management of the Corporation gave a presentation to this potential bidder in January 2005. In February 2005, this potential bidder indicated to the Corporation that it was not interested in making a proposal to acquire the Corporation at that time, but later reconsidered and indicated to the Corporation in May 2005 its renewed interest in making a proposal for the acquisition of the Corporation.

        In March 2005, the Corporation's financial advisor, Goldman Sachs, contacted a second third party bidder on behalf of the Corporation concerning its interest in acquiring the Corporation. Management of the Corporation made a presentation to this potential bidder in April 2005.

        In March and April of 2005, CNPCI approached the Corporation through Goldman Sachs to discuss its potential acquisition of the Corporation. The parties signed a confidentiality and standstill agreement in April 2005 and the Corporation gave a management presentation to CNPCI representatives in Beijing that same month.

        Following these discussions, the Corporation sought to coordinate the approaches of CNPCI and the other two potential bidders. On May 27, 2005, Goldman Sachs, on behalf of the Corporation, sent process letters to these three potential bidders inviting each of them to submit an indicative offer for the Corporation by June 30, 2005. The process letters set out, among other things, certain terms and conditions that the Corporation would require to be included in any offer to acquire the Corporation in order for it to be given further consideration. Subsequently, the potential bidders were sent a draft arrangement agreement prepared by the Corporation's legal counsel, Davies Ward Phillips & Vineberg LLP. Each potential bidder was invited to submit a mark-up of the arrangement agreement with its indicative offer to reflect the terms upon which the bidder would be prepared to proceed with an acquisition transaction. The Corporation's management and Goldman Sachs had further discussions with each of the three potential bidders and their advisors. This included a due diligence session at the Corporation's executive office in Windsor, England with one of the potential bidders and its advisors on June 13 and 14, 2005.

        In late May and June 2005, members of the Corporation's senior management had a number of meetings and telephone conversations with representatives of two other third parties in addition to the three previously identified potential bidders, to explore the possibility of a merger transaction. These discussions did not advance beyond the preliminary stage.

        On June 27, 2005, following a leaked media report that the Corporation was considering a sale, the Corporation issued a press release to report that it had received approaches from a number of different parties regarding a potential transaction involving either an acquisition or a merger with the Corporation and that the Corporation was engaged in a confirmatory and evaluation process seeking to assess the feasibility and the terms of potential transactions. Following the June 27, 2005 press release, the Corporation and Goldman Sachs were contacted by a number of additional potential bidders that expressed an interest in potentially submitting an offer to acquire the Corporation. Each of these potential bidders, in most cases through their respective financial advisors, had subsequent discussions with Goldman Sachs or, in some cases, directly with one or more members of senior management of the Corporation.

        In late June 2005 one of the three potential bidders that had been sent process letters on May 27, 2005 informed Goldman Sachs that it would require more time in order to prepare an offer to acquire the Corporation. On June 30, 2005, Goldman Sachs, on behalf of the Corporation, received indicative offers from the other two potential bidders (including CNPCI) that had been provided with process letters on May 27, 2005.

        In late June 2005, the Minister of Energy and Mineral Resources of Kazakhstan (the "Minister") was quoted in several media reports commenting on the Government of Kazakhstan's pre-emptive purchase right under the Kazakhstan Law on Subsoil and Subsoil Use. Such law grants the Government of Kazakhstan, in certain circumstances, a pre-emptive right to acquire equity interests in a subsoil user prior to the sale of such equity interests to a third party. The Corporation believes that this pre-emptive right does not apply to the transactions contemplated by the Arrangement because the Arrangement does not involve the transfer of the shares of an entity directly possessing subsoil use rights. The Government of Kazakhstan has not made any assertions to the Corporation that the Kazakhstan subsoil use law applies to the Arrangement; however, the June 2005 media reports attributed statements to the Minister who appeared to assert such rights. The assertion of any such right would not result in the non-satisfaction of any condition to the completion of the Arrangement.

        On July 1, 2005, the Board formed the Special Committee of independent directors consisting of Messrs. James B.C. Doak (the Chairman of the Special Committee), Louis MacEachern and Jacques Lefèvre. The Special Committee's mandate is described under the heading "Recommendation of the Special Committee to the Board of Directors".

        At the first Special Committee meeting held on July 1, 2005, representatives of Goldman Sachs presented an update on the status of the process being conducted and presented a summary of the financial terms of the two indicative offer letters submitted on June 30, 2005.

        During the first week of July 2005, Mr. Isautier, the President and Chief Executive Officer of the Corporation, travelled to Beijing to meet with representatives of CNPCI's direct parent company, China National Oil & Gas Exploration and Development Corp. ("CNODC"), to discuss the marketing and sale of crude oil and refined products to CNODC and its affiliates pursuant to their pre-existing business relationship with the Corporation. At the Special Committee's request, Mr. Isautier also used this meeting as an opportunity to convey certain issues raised by the Special Committee in respect of CNPCI's indicative offer.

        At a Special Committee Meeting held on July 8, 2005, the Special Committee made the determination that it would provide all potential bidders (including those that provided expressions of interest following the Corporation's June 27, 2005 press release) with additional time to prepare and submit offers to acquire the Corporation. This determination was based on the terms of the bids received, the fact that the three original bidders had requested more time for due diligence and the fact that the Corporation had received new expressions of interest from a number of additional potential bidders. The Special Committee established a deadline of August 15, 2005 for the submission of offers and instructed Goldman Sachs to advise all potential bidders of the process and the new deadline for the submission of offers.

        Also at the July 8, 2005 Special Committee meeting, Mr. Isautier indicated to the Special Committee that he was aware of a new business opportunity that was available in Central Asia that was based on senior management's relationships with the Central Asian Parties and would not be available to the Corporation or its successors after an acquisition by a third party. Mr. Isautier also indicated that the Corporation had been negotiating with the Central Asian Parties regarding a possible assignment to the Corporation of the Central Asian Opportunity. However, this potential acquisition would have had no value to the Corporation due to interregional rivalries in Central Asia and, in the view of the Corporation, could therefore ultimately be pursued only by an entity separate from the Corporation. Accordingly, the Special Committee instructed the Corporation's legal advisors to consider the structuring alternatives for a potential spin-off to Shareholders of a newly-formed subsidiary of the Corporation that would hold the Central Asian Opportunity, and the implications of such a spin-off on the possible sale of the Corporation.

        On or about July 11, 2005, Goldman Sachs, on behalf of the Corporation, wrote to potential bidders and advised them of the process for submitting offers by the August 15, 2005 deadline. Potential bidders that signed a confidentiality and standstill agreement, and requested the information, were provided access to the Corporation's electronic data site and other confidential information to conduct due diligence. Management of the Corporation also made further presentations to potential bidders. The potential bidders were also provided with a revised form of draft arrangement agreement and, as with the previous process, asked to submit a mark-up of that agreement with their offer letter.

        At a Special Committee meeting held on July 27, 2005, Goldman Sachs updated the Special Committee on its discussions with potential bidders, including with respect to new expressions of interest that had been received since the previous Special Committee meeting. In consultation with the Corporation's legal and financial advisors, the Special Committee also gave further consideration to the structuring of a potential spin-off transaction involving the Central Asian Opportunity as part of the proposed arrangement to effect the possible sale of the Corporation to a third party.

        On August 2, 2005, the Corporation signed, subject to Board approval, a letter agreement (the "August 2nd Letter Agreement") with the Central Asian Parties pursuant to which the Corporation agreed to purchase the rights comprising the Central Asian Opportunity from the Central Asian Parties in order to allow the Central Asian Parties to fund their continuing operations. Furthermore, the Corporation and the Central Asian Parties proposed that the Corporation form a new company in order to acquire the rights comprising the Central Asian Opportunity so that the new company could be spun-out to the Shareholders. The Corporation's obligations under the August 2nd Letter Agreement were subject to Board approval, other than certain pre-closing funding obligations to a maximum of $900,000 and go-forward general and administrative costs of $275,000 per month. Such expenditures were required in order for the Corporation to maintain its ability to pursue the Central Asian Opportunity and provide such opportunity to the Shareholders.

        On August 10, 2005, the Special Committee received a presentation from Goldman Sachs on its preliminary valuation analyses of the Corporation.

        On August 15, 2005, the deadline for submission of offers as outlined in the process letters sent to potential bidders, Goldman Sachs, on behalf of the Corporation, received indicative offers from certain bidders, including CNPCI. Following receipt of these offers, Goldman Sachs contacted each of the bidders that submitted offers to seek clarification of the terms and to discuss other issues related to such offers.

        On August 16, 2005, the Special Committee met to consider the offers submitted to the Corporation and to receive a presentation from the Corporation's advisors on the financial and other terms of such offers. During the course of the Special Committee meeting, the Corporation received indications from CNPCI that it was prepared to increase its offer on the condition that it be provided with preferred bidder status and that its increased offer not be shopped to any other potential bidder. After reviewing the terms of the offers, including the outstanding due diligence requests made by each bidder and the conditions attached to each offer, and receiving advice from the Corporation's legal and financial advisors, the Special Committee authorized Mr. Isautier and Goldman Sachs to contact CNPCI and its financial advisors and advise them that if CNPCI was prepared to increase its offer to US$55.00 cash per share, the Corporation would make CNPCI the preferred bidder until the end of the day (London time) on August 21, 2005. Following the Special Committee meeting, Mr. Isautier and Goldman Sachs contacted representatives of CNPCI and communicated this proposal to them. Goldman Sachs also contacted certain other bidders who had submitted proposals to provide feedback from the Special Committee on their proposals.

        On August 17, 2005, CNPCI increased its offer to $55.00 cash per share, conditional upon CNPCI being accepted as the preferred bidder by the end of the day (London time) on August 17, 2005. The other terms and conditions of its August 15, 2005 proposal remained unchanged.

        Following receipt of CNPCI's revised offer, the Special Committee met to consider CNPCI's revised offer and to receive an update from Goldman Sachs regarding discussions it had with other bidders following the August 16 Special Committee meeting. Following further deliberations and discussions with senior management of the Corporation and the Corporation's financial and legal advisors, the Special Committee authorized management and Goldman Sachs to enter into exclusive negotiations with CNPCI on the basis of CNPCI's revised offer (subject to the right to continue discussions on process and due diligence with other bidders) with a view to concluding definitive documentation by the end of the day (London time) on August 21, 2005.

        Following the Special Committee meeting, Goldman Sachs contacted CNPCI's financial advisor to communicate the Special Committee's authorization and to make arrangements for CNPCI and its advisors to meet with the Corporation and its advisors in London commencing on the morning of August 19, 2005. The Corporation and CNPCI met to negotiate the final terms of the Arrangement Agreement over the course of August 19, 20 and 21, 2005 at meetings held in London at the offices of Goldman Sachs and legal counsel to CNPCI. Goldman Sachs continued discussions with other bidders regarding the status of their respective offers so that negotiations could resume with these other bidders in the event the Corporation did not reach a definitive agreement with CNPCI by the end of the exclusivity period.

        During meetings held on August 19, 2005 between the Corporation and CNPCI, the Corporation presented its proposal to spin-off to Shareholders, as part of the Arrangement, a newly-formed subsidiary of the Corporation (the "Proposed Spinco") which would acquire and pursue the Central Asian Opportunity. The proposed spin-off transaction would have involved the Corporation injecting approximately $76 million into the Proposed Spinco by way of a share subscription and Shareholders receiving, subject to certain elections, $54.00 cash and one share of the Proposed Spinco for each PKZ Common Share. In response to this proposal, CNPCI requested additional time to assess sufficiently the risks and benefits to the Corporation and CNPCI of the proposal. As a result, the Corporation and CNPCI negotiated an agreement (the "August 21st Side Letter") pursuant to which CNPCI would continue to analyze the proposal until September 9, 2005. Under the August 21st Side Letter, CNPCI conditionally agreed to include the proposal as part of the Arrangement provided that CNPCI would be able to conclude, acting reasonably and in good faith, that as a result of including the proposal in the Arrangement, (i) neither CNPCI nor the Corporation would be prejudiced, (ii) the Arrangement would not be subject to delay, and (iii) the Corporation would be adequately protected from liabilities and risks arising from the proposal that could adversely affect the Corporation.

        On August 21, 2005, the Special Committee met to consider the final terms of the proposed transaction with CNPCI, including the Arrangement Agreement and August 21st Side Letter. Goldman Sachs made a presentation to the Special Committee and concluded by delivering to the Special Committee its oral opinion, subsequently confirmed in writing, that, as of that date, and based upon and subject to the various factors, assumptions and limitations set forth in the Goldman Sachs Opinion, the Consideration (defined below) to be received by the Shareholders, taken in the aggregate, pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. "Consideration" means $55.00 in cash for each PKZ Common Share or, if the Arrangement Agreement were amended as contemplated in the August 21st Side Letter, $54.00 in cash plus either $1.00 in cash or one share of the Proposed Spinco. Based upon all relevant factors it considered material, including the Goldman Sachs Opinion and the other factors listed under the heading "Recommendation of the Special Committee to the Board of Directors", the Special Committee determined that the transaction is in the best interests of the Corporation and is fair to the Shareholders, and resolved to recommend that the Board approve the transaction and recommend that Shareholders vote in favour of the Arrangement Resolution.

        The Board met on August 21, 2005, immediately following the meeting of the Special Committee, to receive the Special Committee's report concerning the process culminating in the proposed acquisition of the Corporation by CNPCI and the recommendation of the Special Committee that the Board approve the Arrangement and recommend to Shareholders that they vote in favour of the Arrangement Resolution. After careful consideration of the Special Committee's report and recommendations, the oral opinion of Goldman Sachs as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders, taken in the aggregate, pursuant to the Arrangement, the advice of the Corporation's legal counsel and the other factors considered by the Special Committee, the Board determined that the entering into of the Arrangement Agreement and the August 21st Side Letter is in the best interests of the Corporation and is fair to the Shareholders, and recommended that the Shareholders vote in favour of the Arrangement Resolution. The Board did not, however, vote on or approve the transactions contemplated by the August 2nd Letter Agreement.

        The Corporation and CNPCI executed the Arrangement Agreement and the August 21st Side Letter during the evening of August 21, 2005, and the Corporation issued a press release on August 22, 2005 announcing the Arrangement.

        Following the entering into of the Arrangement Agreement and the August 21st Side Letter, CNPCI and its advisors reviewed the terms of the spin-off proposal. During the course of this review, CNPCI and its advisors discussed with the Corporation and its advisors a number of concerns about the potential impact of the spin-off proposal, including, in particular, the potential adverse impact of the spin-off proposal on CNPCI's tax planning objectives and potential impact on the timing of the Arrangement, which the Corporation attempted to address.

        Representatives of the Corporation met with representatives of CNPCI in Windsor, England on September 7, 2005. At that time, CNPCI advised the Corporation that it did not agree to the inclusion of the spin-off proposal as part of the Arrangement because of concerns relating to its tax planning objectives, liability that the Corporation could be subject to following completion of the Arrangement as a result of the inclusion of the spin-off proposal in the information circular that would have been sent to the Shareholders in connection with the spin-off proposal, significant additional delays to completion of the Arrangement that CNPCI believed would be necessary in order to properly address its concerns about the spin-off proposal, and certain other risks related to the August 2nd Letter Agreement.

        In light of CNPCI's determination not to proceed with the spin-off proposal, Mr. Isautier requested that the Corporation permit him and certain other members of the Corporation's management (the "Named Executives", as more fully defined under "Glossary") to pursue the Central Asian Opportunity privately in the event the Arrangement was completed and should he be able to reach a new agreement with the other parties to the Central

Asian Opportunity. Mr. Isautier also requested that, pending completion of the Arrangement, the Corporation maintain the Central Asian Opportunity so that the spin-off proposal could be pursued by the Corporation and made available to the Shareholders in the event the Arrangement was not completed. On September 7, 2005, CNPCI agreed in principle to these requests.

        Mr. Isautier discussed his proposal to privately pursue the Central Asian Opportunity with Mr. Doak, the Chairman of the Special Committee. On September 7, 2005, the Special Committee retained Fasken Martineau DuMoulin LLP ("Faskens") to provide independent legal advice with respect to Mr. Isautier's proposal. The Special Committee met on September 9, 2005 to consider the terms of Mr. Isautier's proposal, including the terms of a letter agreement (the "Replacement Side Letter") to be entered into by CNPCI, the Corporation and Mr. Isautier as described under "The Arrangement — Interests of Directors and Senior Officers in the Arrangement". After considering this proposal and receiving legal advice from Faskens, as well as receiving preliminary valuation findings from PricewaterhouseCoopers LLP, who had previously been retained by the Corporation to provide advice on the value of the spin-off proposal and, in light of (i) the CNPCI decision to proceed with the Arrangement only on the basis of $55.00 cash per PKZ Common Share and not to agree to the inclusion of the spin-off proposal, and (ii) the result that the Corporation would not have the ability to pursue the Central Asian Opportunity and make it available to the Shareholders in the context of the successful completion of the Arrangement (but such opportunity would remain available to the Corporation and the Shareholders should the Arrangement not be successfully completed), the Special Committee recommended that: (x) the Board not object to the pursuit of the Central Asian Opportunity by the Named Executives should the Arrangement be successfully completed; and (y) the Board authorize the termination of the August 2nd Letter Agreement conditional upon the Arrangement becoming effective; and (z) the Board authorize the entering into of the Replacement Side Letter.

        On Sunday, September 11, 2005, the Board met to consider the Special Committee's recommendation and to approve this Circular and the Meeting and Record Dates. Prior to the Board commencing a discussion of its agenda items, Mr. Nurlan Kapparov informed the meeting that he was resigning from the Board for personal reasons, effective immediately. Following a brief discussion, Mr. Isautier and the other directors thanked Mr. Kapparov for his contribution to the Corporation's success and Mr. Kapparov excused himself from the meeting. After careful consideration of the Special Committee's report and recommendation, the Board (with Mr. Isautier abstaining from voting on matters (i), (ii) and (iii) as follows) determined to (i) terminate the August 2nd Letter Agreement conditional upon the Arrangement becoming effective, (ii) not object to the pursuit of the Central Asian Opportunity by the Named Executives, (iii) authorize the Corporation to enter into the Replacement Side Letter, and (iv) reconfirm its recommendation that Shareholders vote in favour of the Arrangement Resolution.

        On Monday, September 12, 2005, prior to the opening of trading on the TSX and NYSE, the Corporation issued a press release announcing that the Arrangement would be presented to the Shareholders for approval on the basis of $55.00 cash per PKZ Common Share, that the spin-off proposal would not form part of the Arrangement and that the Board had determined not to object to the Named Executives pursuing the Central Asian Opportunity in the event that the Arrangement is completed.

        On Wednesday, September 14, 2005, the Court granted the Interim Order attached as Appendix C to this Circular.

RECOMMENDATION OF THE SPECIAL COMMITTEE TO THE BOARD OF DIRECTORS

        On July 1, 2005, the Board established the Special Committee with a mandate that included:

  •
  to supervise the bidding process, including instructing management and the Corporation's financial advisors as to the conduct of such process;

  •
  to receive details of any proposal for the acquisition of the Corporation and discuss them with representatives of, and financial and legal advisors to, the Corporation and, if deemed advisable, with representatives of any of the parties who have an interest in a proposal;

  •
  to consider and advise the Board as to whether a proposal is in the best interests of the Corporation or whether the Corporation is likely to be better off pursuing its existing strategy as a stand-alone entity;

  •
  if any proposal is received from a related party, to consider any related party aspects of such proposal and, if required by law, to select and engage on behalf of the Corporation an independent and qualified valuator to prepare a formal valuation of the Corporation; and

  •
  if a proposal is approved, to maintain on behalf of the Board a review of its implementation.

        As part of its mandate, the Special Committee was granted the authority to engage, at the expense of the Corporation, such professional advisors as the Special Committee considered appropriate, including legal, financial and accounting advisors. After due consideration and receipt of legal advice as to the factors to be considered in engaging its own advisors, the Special Committee determined not to engage separate legal or financial advisors initially, but then did engage separate legal advisors on September 7, 2005. See "Background to the Arrangement and Special Committee Deliberations."

        The Special Committee met on eight occasions, as described above under "Background to the Arrangement and Special Committee Deliberations", to receive updates on the bidding process, to consider the Arrangement and to receive advice from the Corporation's legal and financial advisors and, during its September 9, 2005 meeting, the Special Committee's separate legal advisor.

        In addition, apart from meeting as a committee, members of the Special Committee spent time reviewing and considering relevant data and documents and discussing matters arising out of their review amongst themselves and with the Corporation's advisors.

        In reaching its conclusion to recommend to the Board that the Arrangement is in the best interests of the Corporation, is fair to the Shareholders and should be recommended to the Shareholders, the Special Committee considered and relied upon a number of factors including the following:

  •
  beginning at the end of May 2005, the Corporation, through its financial advisor, conducted an extensive bidding process to seek potential bidders of the Corporation. Following a media report that the Corporation was for sale, all potential bidders would have been aware of the opportunity to participate in this process and had sufficient time to make a proposal. As a result, a large number of potential bidders evaluated the opportunity to acquire the Corporation;

  •
  the value of the consideration ($55.00 per PKZ Common Share) payable under the Arrangement represents a 24.4% premium over the weighted average closing price for the PKZ Common Shares on the NYSE during the 20 trading days ending August 19, 2005, the last trading day prior to the announcement by the Corporation that it had entered into the Arrangement Agreement, a 21.1% premium over the closing price of the PKZ Common Shares on the NYSE on August 19, 2005, and a 69.2% premium over the closing price of the PKZ Common Shares on June 24, 2005, the last trading day prior to the June 27, 2005 media report that the Corporation was assessing the feasibility of a sale transaction;

  •
  the opportunities and risks associated with continuing as a stand-alone entity, including those associated with ongoing third-party litigation, legal actions brought against the Corporation by Governmental Entities in Kazakhstan, and management succession issues;

  •
  the terms and conditions of other offers received by the Corporation from potential bidders, including the likely success and timing of such other offers. The proposed Arrangement with Acquiror was superior to all other proposals received by the Corporation both in terms of price and the terms and conditions of the proposed Arrangement;

  •
  the Goldman Sachs Opinion (described more fully below) to the effect that, as of the date of the Goldman Sachs Opinion, and based upon and subject to the various factors, assumptions and limitations set forth therein, the Consideration to be received by the Shareholders, taken in the aggregate, pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders;

  •
  the consideration paid to Shareholders pursuant to the Arrangement will be cash;

  •
  the terms and conditions of the Arrangement Agreement, including the conditions to completion of the Arrangement;

  •
  the ability of the Board, in certain circumstances described below under the heading "The Arrangement Agreement", to consider and recommend approval of a Superior Proposal;

  •
  the appropriateness of the Termination Payment and right to match and their terms as an inducement to CNPCI to enter into the Arrangement Agreement and the likely impact of them upon any potential subsequent Superior Proposal to acquire the Corporation;

  •
  the requirement for approval by two-thirds of the votes cast by Shareholders and Optionholders represented at the Meeting in person or by proxy, voting together as a single class, and a simple majority of votes cast by Shareholders, other than votes cast by the Named Executives and any other director or senior officer of the Corporation who holds unvested Eligible Options (determined as of September 15, 2005) or who is entitled to any change of control or similar payments as a result of the completion of the Arrangement (the "Related Parties"), as well as the Court approval required under the Plan of Arrangement;

  •
  Shareholders that do not approve of the Arrangement may exercise Dissent Rights;

  •
  the current industry, economic and market conditions and the fact that commodity prices for oil are at high levels in a historic context.

        The foregoing discussion of the information and factors considered and given weight by the Special Committee is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee. In addition, in reaching the determination to approve and recommend the Arrangement, the Special Committee did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weights to different factors. The Special Committee unanimously recommended that the Board recommend to the Shareholders that they vote in favour of the Arrangement Resolution.

        Upon being advised by CNPCI on September 7, 2005 that CNPCI did not agree to the spin-off proposal as part of the Arrangement, the Special Committee retained Faskens to provide legal advice with respect to Mr. Isautier's proposal regarding the Central Asian Opportunity and the potential of the Corporation to enter into the Replacement Side Letter. On September 9, 2005, the Special Committee met with Faskens and PricewaterhouseCoopers LLP (who had been retained to provide advice on the value of the spin-off proposal) to review the situation. At this meeting, the Special Committee, in determining to recommend to the Board that (i) the Board not object to the pursuit of the Central Asian Opportunity by the Named Executives should the Arrangement be successfully completed, (ii) the Board authorize the conditional termination of the August 2nd Side Letter, and (iii) the Board authorize the Corporation to enter into the Replacement Side Letter, considered and relied upon a number of factors including the following:

  •
  the CNPCI letter dated September 7, 2005 whereby CNPCI indicated that, despite its good faith consideration of the spin-off proposal, it was not prepared to proceed with the spin-off proposal as part of the Arrangement for the reasons described above, including potential tax planning, liability and delay concerns;

  •
  due consideration as to whether to challenge CNPCI's decision not to proceed with the spin-off proposal as part of the Arrangement, the likelihood of the success of such action and the risk that such action could jeopardize, or result in significant delays to the completion of, the Arrangement;

  •
  CNPCI agreed to the terms of the Replacement Side Letter without any reduction to the consideration under the Arrangement;

  •
  with the agreement of CNPCI, the Corporation is maintaining the Central Asian Opportunity pending the consummation of the Arrangement. Accordingly, if the Arrangement is not approved and completed, the Corporation will have retained its ability to pursue the Central Asian Opportunity and provide such opportunity to the Shareholders. However, if the Arrangement is approved and completed, the Corporation will not pursue the Central Asian Opportunity and CNPCI has not requested any reduction in the consideration payable to Shareholders and Optionholders under the Arrangement despite the expenditures incurred to date by the Corporation in pursuit of the Central Asian Opportunity;

  •
  there will be no prejudice to the Shareholders from entering into the Replacement Side Letter, as any funds expended by the Corporation until the Effective Date in pursuing the Central Asian Opportunity will, in the event of the approval and completion of the Arrangement, be, in effect, a decrease in the assets acquired by CNPCI (which CNPCI has indicated is acceptable). Conversely, if the Arrangement is not approved and completed, such funds would be expended by the Corporation to maintain the Central Asian Opportunity so that the Corporation would still have the option to pursue the Central Asian Opportunity and provide the opportunity to its Shareholders. CNPCI has consented, in the Replacement Side Letter, to the Corporation paying up to $2 million of costs (including those costs agreed to be paid by the Corporation in the August 2nd Letter Agreement) related to the Central Asian Opportunity;

  •
  the Goldman Sachs Opinion that the Consideration to be received by the Shareholders, taken in the aggregate, pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders;

  •
  the preliminary valuation findings of PricewaterhouseCoopers LLP, who had been retained by the Corporation to provide advice on the value of the spin-off proposal, that the most appropriate method of valuing the spin-off opportunity is the cost methodology;

  •
  in addition to seeking approval of the Arrangement Resolution by a 66 2/3% vote of the Shareholders and Optionholders voting thereon in person or by proxy, voting together as a single class, the Corporation also will seek approval of the Arrangement Resolution by a simple majority of votes cast by the Shareholders, other than votes cast by the Related Parties, as described under "The Arrangement — Vote Required to Approve the Arrangement";

  •
  Shareholders who do not approve the Arrangement Resolution may exercise Dissent Rights; and

  •
  the Court will, in granting the Final Order, consider the fairness of the Arrangement and, in satisfying itself that the Arrangement is fair, will consider the matters that are the subject of the Replacement Side Letter.

RECOMMENDATION OF THE BOARD OF DIRECTORS

        In adopting the Special Committee's recommendations and concluding that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders and recommending to the Shareholders that they approve the Arrangement Resolution, the Board considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above. The Board recommends that the Shareholders vote in favour of the Arrangement Resolution.

        The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive but is believed to include all material factors considered by the Board. In addition, in reaching the determination to approve and recommend the Arrangement, the Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weights to different factors. The Board members present at the August 21, 2005 meeting at which the Arrangement was approved, which included all of the directors except for Nurlan Kapparov, were unanimous in their recommendation that the Shareholders vote in favour of the Arrangement Resolution. At the September 11, 2005 meeting of the Board, the Board unanimously reconfirmed its approval of the Arrangement and recommendation that the Shareholders vote in favour of the Arrangement Resolution.

OPINION OF GOLDMAN SACHS

        The Board retained Goldman Sachs to act as its financial advisor with respect to the Arrangement. As part of the engagement, the Board requested that Goldman Sachs evaluate the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant to the Arrangement. On August 21, 2005, Goldman Sachs delivered its oral opinion to the Special Committee, subsequently confirmed in writing as of the same date, that, as of that date, and based upon and subject to the various factors, assumptions and limitations set forth in the Goldman Sachs Opinion, the Consideration to be received by the Shareholders, taken in the aggregate, pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

        In connection with rendering the Goldman Sachs Opinion and performing its related financial analyses, Goldman Sachs reviewed, among other things, the Arrangement Agreement; the August 2nd Letter Agreement; annual reports to Shareholders of the Corporation for the five fiscal years ended December 31, 2004; certain interim unaudited reports to Shareholders of the Corporation; certain other communications from the Corporation to its Shareholders; a technical audit report on the hydrocarbon assets of the Corporation (excluding the exploration portfolio of the Corporation) produced by a third party engineer for the Corporation, dated as of January 1, 2005 (the "Technical Audit Report"); certain analyses of the potential impact to hydrocarbon production and capital expenditure requirements that may arise from certain legal curtailments to gas flaring; certain internal financial analyses and forecasts for the Corporation prepared by management (the "Forecasts");

and a certificate of representation as to certain factual matters dated August 21, 2005 provided by the Corporation and addressed to Goldman Sachs.

        Goldman Sachs also held discussions with members of senior management of the Corporation and the Board regarding their assessment of the strategic rationale for, and the potential benefits of, the Arrangement and the past and current business operations, financial condition, legal disputes and litigation, and future prospects of the Corporation. In addition, Goldman Sachs reviewed the reported price and trading activity for the PKZ Common Shares, compared certain financial and stock market information for the Corporation with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the upstream oil and gas industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as Goldman Sachs considered appropriate.

        Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the Goldman Sachs Opinion. In that regard, Goldman Sachs assumed with the Corporation's consent that the Forecasts prepared by the management of the Corporation were reasonably prepared on a basis reflecting the best available estimates and judgments of the Corporation at the time the Forecasts were prepared. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Corporation or any of its subsidiaries and, except for the Technical Audit Report referred to above, Goldman Sachs was not furnished with any such evaluation or appraisal. In that regard, Goldman Sachs is not an expert in the evaluation of hydrocarbon assets and, with the Corporation's consent, Goldman Sachs assumed that the estimates, including without limitation those pertaining to oil in place, forecast production profiles and forecast operating and capital expenditure requirements, included in the Technical Audit Report were reasonably prepared on a basis reflecting the best available estimates and judgments of the third party engineer who prepared such report for the Corporation at the time the estimates were prepared, and Goldman Sachs did not make an independent evaluation or appraisal of such estimates. The Goldman Sachs Opinion does not address the underlying business decision of the Corporation to engage in the Arrangement.

        The full text of the Goldman Sachs Opinion, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Goldman Sachs in rendering its opinion, is attached as Appendix E to this Circular and is incorporated herein by reference. The Goldman Sachs Opinion was provided for the information and assistance of the Board and was directed only to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders, taken in the aggregate, pursuant to the Arrangement. The Goldman Sachs Opinion does not address the merits of the underlying decision by the Corporation to enter into the Arrangement Agreement or the Arrangement and does not constitute, nor should it be construed as, a recommendation to any Shareholder as to how such Shareholder should vote on the Arrangement Resolution or any related matter. The Consideration to be received by the Shareholders pursuant to the Arrangement was determined through negotiations between the Corporation and CNPCI and was approved by the Board.

        Under the terms of its engagement, Goldman Sachs or its affiliates are to be paid a fee based on the transaction value. The Corporation has also agreed to reimburse Goldman Sachs and its affiliates for their reasonable travel and other out-of-pocket expenses, including the fees and expenses of legal counsel, and to indemnify Goldman Sachs and its affiliates and certain related persons in certain circumstances.

THE ARRANGEMENT

        The following is a summary only of the material terms of the Plan of Arrangement and the Arrangement. Shareholders are urged to read the Plan of Arrangement, attached as Schedule A to the Arrangement Agreement, in its entirety. A copy of the Arrangement Agreement is attached as Appendix B to this Circular.

Summary of the Arrangement

        If the Plan of Arrangement is approved by the holders of the requisite number of PKZ Common Shares and Options and the Court, the following transactions will occur, among other things:

  •
  818 Acquisition Inc., an indirect wholly-owned subsidiary of CNPCI ("Acquiror"), will acquire all of the outstanding PKZ Common Shares for $55.00 in cash for each PKZ Common Share; and

  •
  each Option not yet vested will be deemed to vest. The Corporation will pay an amount of cash equal to the amount by which $55.00 exceeds the U.S. Dollar Equivalent exercise price for each Option. However, if the U.S. Dollar Equivalent exercise price is equal to or greater than $55.00, no amount of cash is payable and the Option will be deemed to be terminated and of no force and effect following the completion of the Arrangement.

        Following the completion of these transactions, PetroKazakhstan will be a direct wholly-owned subsidiary of Acquiror and an indirect wholly-owned subsidiary of CNPCI. See "The Arrangement Agreement".

Interests of Directors and Senior Officers in the Arrangement

        Senior management and the directors of the Corporation may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Shareholders. These interests include those described below. The Board and the Special Committee were aware of these interests and considered them, among other matters, when recommending approval of the Arrangement.

  Central Asian Opportunity

        Mr. Isautier, the Corporation and CNPCI entered into the Replacement Side Letter on September 11, 2005 that replaced and superseded the August 21st Side Letter. Under the terms of the Replacement Side Letter, the Named Executives, comprised of Mr. Isautier, Hugh Leonard, Jeffrey Auld, Anthony Peart, Paul Taylor, Paul Hawkes and Robin Sellers, are permitted, in the event that the Arrangement is completed, to pursue privately certain opportunities to negotiate the acquisition of production sharing agreements relating to certain oil and gas properties in Central Asia (other than Kazakhstan) (the "Central Asian Opportunity"). For details regarding events leading up to the execution of the Replacement Side Letter, see "Background to the Arrangement and Special Committee Deliberations" and "Recommendation of the Special Committee to the Board of Directors".

        The Replacement Side Letter contains, among other things, the following terms and conditions:

  •
  CNPCI acknowledges that, because it does not wish to proceed with the spin-off proposal and the fact that the Arrangement to be considered by Shareholders will provide for consideration of $55.00 cash per share:

  •
  the Board has passed, on the recommendation of the Special Committee, a resolution providing that, conditional upon the Plan of Arrangement becoming effective, the Board does not approve the August 2nd Letter Agreement (with the result that, once the Arrangement is effective, the August 2nd Letter Agreement will terminate);

  •
  on the basis of the conditional disapproval of the August 2nd Letter Agreement by the Board, the Named Executives shall be entitled to continue negotiations with the Central Asian Parties and engage in related activities, including creating a newly-formed entity ("Newco") to enter into agreements relating to the pursuit of the Central Asian Opportunity; and

  •
  any such new agreements would be conditional on and take effect only in the event that the Plan of Arrangement becomes effective and the August 2nd Letter Agreement is terminated.

  •
  CNPCI acknowledges that the Corporation has made certain payments and has certain ongoing funding obligations under the August 2nd Letter Agreement. CNPCI has consented to the Corporation continuing to be responsible for such costs up to and including the Effective Date, subject to a maximum total incurred amount of $2 million.

  •
  CNPCI acknowledges that the Corporation has incurred certain costs in connection with its negotiations with the Central Asian Parties and its discussions with CNPCI and its advisors in connection with the spin-off transaction proposed in the August 21st Side Letter. CNPCI agrees that all such costs incurred by the Corporation to and including the date of the Replacement Side Letter shall be the sole responsibility of the Corporation.

  •
  To the extent that costs relating to (i) the incorporation and organization of Newco, (ii) the negotiation of new agreements in respect of the Central Asian Opportunity, (iii) any proposed initial public offering of the shares of Newco, or (iv) the listing of such shares, are incurred from the date of the Replacement Side Letter to the Effective Date, such costs shall be paid by Mr. Isautier or Newco.

  •
  CNPCI acknowledges and agrees to certain arrangements permitting the Named Executives to continue, while employed by the Corporation, to devote a substantial portion of their business time and attention working on matters relating to the Central Asian Opportunity and to use of the Corporation's Windsor office space and all assets on such premises at no cost to Newco for a period of up to six months after the Effective Date. CNPCI agrees to the transfer of the lease for the Windsor office to Newco upon the Corporation vacating the office, as well as office equipment and information to the extent it relates to the Central Asian Opportunity. CNPCI also acknowledges and agrees that the Named Executives will be entitled to severance or termination payments provided for in their employment agreements as if such employees had been terminated on the Effective Date as a result of the change of control of the Corporation.

  •
  CNPCI agrees that it shall not, and shall cause its affiliates not to, pursue the aspects of the Central Asian Opportunity currently being considered for a period of three years following the Effective Date. Mr. Isautier agrees that he shall not, and he shall cause Newco not to, compete with the Corporation and its successors in Kazakhstan for a period of three years following the Effective Date, provided that Newco shall have the right to sell any oil and gas production in Kazakhstan and to transit any such oil and gas production through or over Kazakhstan.

  •
  As of the Effective Date, CNPCI agrees that it shall, and shall cause the Corporation to, release the Named Executives, Newco and Newco's affiliates and certain other related parties from any liability arising in connection with any transaction with the parties to the August 2nd Letter Agreement, Newco's pursuit of the Central Asian Opportunity and any matter arising from the duty of care provisions applicable to officers and directors under Alberta corporate law. Mr. Isautier agrees that he shall, and shall cause Newco to, use commercially reasonable efforts to obtain releases of the Corporation from each party to the August 2nd Letter Agreement in respect of all obligations of the Corporation under the August 2nd Letter Agreement. The Corporation agrees that, in respect of each release it obtains from a party to the August 2nd Letter Agreement, it will release such party in respect of all obligations of such party to the Corporation under the August 2nd Letter Agreement.

Employment Agreements and Indemnification

        Mr. Isautier, the President and Chief Executive Officer of the Corporation, has an employment agreement with the Corporation that contains a severance provision that provides for the payment of an amount equal to three years salary and benefits to Mr. Isautier in the event of termination by the Board of his employment (without cause) with PetroKazakhstan or of his resignation upon a change of control of PetroKazakhstan. As a result of the Arrangement, Mr. Isautier will be entitled to receive this payment, which payment is expected to be £1,512,341 (approximately $2,750,000).

        Each of Messrs. Michael Azancot, Clayton Clift, Anthony Peart, Dermot Hassett and Ihor Wasylkiw have existing agreements with the Corporation that provide for certain payments to be made in the event that:

  (a)
  their employment is terminated without cause following a "change in control" of the Corporation;

  (b)
  such member of senior management, after a "change in control" of the Corporation does not continue to be employed by the Corporation at a level of responsibility or of compensation at least commensurate with such executive officer's level of responsibility and compensation immediately prior to the change of control and such executive officer elects, within six months after the occurrence of the change of control, to treat his employment as being terminated as a result thereof;

  (c)
  such executive officer is required by the Corporation to relocate his base of operations to a city other than London, England (or, in the case of Ihor Wasylkiw, Calgary, Alberta), except for required travel, and such executive officer elects, within six months after the occurrence of a change of control of the Corporation, to treat his employment as being terminated as a result thereof; or

  (d)
  such executive officer elects in writing within six months after the occurrence of a change of control of the Corporation, to treat his employment as being terminated, such termination to take effect at the end of the six-month period following such change of control (this paragraph (d) does not apply to the change of control agreement for Dermot Hassett or Ihor Wasylkiw).

        The amount to be paid to the executive officer upon such occurrence will be equal to 12 times each of (i) such executive officer's monthly salary at the time of the termination of employment and (ii) the Corporation's monthly contributions paid on behalf of the executive officer to any group benefits plan of the Corporation. The agreements also provide that upon termination of employment, all unexercised and unvested stock options then held by the executive officer will forthwith vest and become exercisable for a period of 60 days after termination, after which period such options will terminate.

        For the purposes of the above agreements, a "change of control" of the Corporation is defined to mean: (i) the sale, lease or transfer of all or substantially all of the Corporation's assets; (ii) any change in the registered holdings or beneficial ownership of PKZ Common Shares which results in any person or group of persons, acting jointly or in concert, or any affiliate of such persons or group of persons, owning, holding or controlling, directly or indirectly, more than 30% of the outstanding PKZ Common Shares; (iii) the "incumbent directors" of the Corporation no longer constituting a majority of the Board; or (iv) any determination by a majority of non-management "incumbent directors" that a change of control has or is about to occur. The "incumbent directors" are defined as, at any time, the directors of the Corporation at the time of the execution of the agreements with the executive officers who continue to be directors at that time plus any other director whose election to the Board was approved by a majority of the incumbent directors at the time of such election. The consummation of the Arrangement will constitute a change of control.

        As discussed above under "The Arrangement — Interests of Directors and Senior Officers in the Arrangement — Central Asian Opportunity", CNPCI agreed in the Replacement Side Letter that the Named Executives will be entitled to severance or termination payments provided for in their employment agreements as if such employees had been terminated on the Effective Date as a result of the change of control of the Corporation. Two of the Named Executives, Mr. Peart and Mr. Auld, will be employed by the Corporation on the same terms and conditions as their current terms of employment for a transitional period of up to six months after the Effective Date, during which time they will be permitted to devote a substantial portion of their business time and attention to the affairs of Newco without cost to Newco.

        Graeme G. Phipps is an executive officer of the Corporation and has an employment agreement with the Corporation with terms identical to those of the other members of senior management described in the preceding paragraphs, except that the payment to be made to Mr. Phipps upon the occurrences listed above will be equal to two years salary and benefits. Effective May 2, 2005, the Board approved annual compensation to Mr. Phipps of C$750,000. The Corporation also pays directly to Mr. Phipps, in addition to his salary, a cash amount equal to 12% of his salary as a pension contribution on a monthly basis.

        The Corporation has also entered into employment agreements that provide for severance payments following a change of control with certain employees who are neither directors nor officers of the Corporation.

        Prior to the Effective Date, the Corporation will establish a mechanism whereby severance and termination payments under employment agreements, and arrangements with certain employees, will be administered by a Canadian trust company or other Canadian administrator for payment to the officer or employee entitled thereto in accordance with the terms of the relevant agreement and secured by either (i) cash funds held in trust by such trust company or administrator or (ii) one or more irrevocable letters of credit issued by a Canadian chartered bank which may be drawn upon by such officers or employees upon the occurrence of the event that entitles them to such severance and termination payments. The aggregate severance payable under these agreements or arrangements, if all of them were triggered following the Effective Date, is approximately $12.5 million.

        In addition, the Corporation has entered into indemnification agreements with certain employees of the Corporation based in Kazakhstan. Prior to the Effective Date, the Corporation will establish a mechanism whereby indemnification payments under these indemnification agreements will be secured by one or more irrevocable letters of credit in an aggregate amount of $3 million issued by a Canadian chartered bank which may be drawn upon by such individuals upon the occurrence of any of the matters that entitles them to such indemnification under such indemnification agreements.

        In addition, Acquiror has agreed to continue indemnification arrangements and directors' and officers' liability insurance for the present and former directors and officers of the Corporation with respect to matters occurring prior to the Effective Time, which insurance will remain in place for a period of six years from the Effective Time.

Vote Required to Approve the Arrangement

        Subject to any further order of the Court, the Interim Order provides that the Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast thereon at the Meeting by the Securityholders present in person or represented by proxy and entitled to vote at the Meeting. The Securityholders will vote together as a single class, with each PKZ Common Share entitled to one vote and each Option, whether vested or unvested, entitled to one vote.

        In addition, because of the interest of certain members of management in the transaction, the Arrangement Resolution must be approved by a simple majority of the aggregate votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast in respect of PKZ Common Shares held by the Related Parties. As of September 15, 2005, the Related Parties beneficially owned a total of 2,345,956 PKZ Common Shares, representing 3.16% of the outstanding PKZ Common Shares.

        The Corporation has been advised that each of the members of senior management, including the Named Executives, intends to vote the PKZ Common Shares and Options he or she beneficially owns in favour of the Arrangement Resolution.

Sources of Funds for the Arrangement

        Under the Arrangement, Acquiror is expected to pay an aggregate amount of approximately $4.08 billion to acquire all of the outstanding PKZ Common Shares, assuming no Shareholders exercise and perfect their Dissent Rights, and the Corporation is expected to pay approximately $52 million to acquire all outstanding Options. CNPCI will fund Acquiror with the full amount of the consideration payable to Shareholders prior to the Effective Date from available cash on hand. The Corporation has sufficient cash on hand to fund the payment in respect of the Options.

Effects of the Arrangement

        If the Arrangement is successfully completed, the Corporation will become an indirect wholly-owned subsidiary of CNPCI. It is currently expected that, following the completion of the Arrangement, the operations and business of the Corporation will be conducted substantially as they are currently conducted. However, Acquiror and CNPCI will continue to evaluate the Corporation's business, operations and assets after the completion of the Arrangement from time to time, and may propose or develop new plans and proposals for the Corporation.

        It is currently anticipated that all of the current members of the Board will resign as of the Effective Date and that Acquiror will appoint individuals who are affiliated with it to fill the vacancies created by such resignations.

        Consummation of the Arrangement will constitute a "change of control" under the indenture governing the 9.625% notes due 2010 issued by a finance subsidiary of the Corporation (the "2010 Notes"). As a result, the Corporation through its subsidiary will be required to offer to purchase these notes.

Stock Exchange Listings and Status as a Reporting Issuer

        The PKZ Common Shares will be delisted from the TSX, NYSE, FSE, LSE and KASE following the Effective Date.

        Following the Effective Date, it is also intended that an application be made to the applicable securities regulatory authorities in Canada for an order deeming the Corporation to no longer be a "reporting issuer" for the purposes of applicable securities legislation. As a result, the Corporation will no longer be subject to the ongoing disclosure and other obligations currently imposed upon it under such legislation. The Corporation will likely deregister the PKZ Common Shares under the U.S. Securities Exchange Act of 1934 and thereafter will cease to be required to file reports with the U.S. Securities and Exchange Commission. However, under the terms of the 2010 Notes, the Corporation will be required to continue to prepare reports and provide them to the trustee for the benefit of the holders of the 2010 Notes as if it was a reporting company.

Expenses

        The estimated fees, costs and expenses of the Corporation in connection with the Arrangement contemplated herein including, without limitation, financial advisors' fees, filing fees, Special Committee fees, legal and accounting fees and printing and mailing costs, excluding taxes, are anticipated to be approximately $23 million.

Effective Date of the Arrangement

        After obtaining the Final Order and subject to the satisfaction or waiver of the conditions set forth in the Arrangement Agreement, the Corporation will send to the Registrar, for filing by the Registrar, Articles of Arrangement and such other documents as may be required under the ABCA to give effect to the Arrangement. The Arrangement will become effective upon such delivery. The Corporation expects the Effective Date to be on or about October 19, 2005.

THE ARRANGEMENT AGREEMENT

        The following is a summary only of the material terms of the Arrangement Agreement including the Plan of Arrangement. Securityholders are urged to read the Arrangement Agreement including the Plan of Arrangement in its entirety. A copy is attached as Appendix B to this Circular.

Covenants of the Corporation

        The Corporation has given usual and customary covenants for an agreement of this nature, including a covenant to carry on business in the ordinary course of business consistent with past practice between the date of the Arrangement Agreement and the Effective Date and a covenant not to undertake certain actions outside of the ordinary course of business without CNPCI's consent.

        In addition, the Corporation has provided certain non-solicitation covenants in favour of Acquiror. The Corporation has agreed, except as otherwise provided in the Arrangement Agreement, that it will not, directly or indirectly through any officer, director, employee, representative or agent of the Corporation or any of its Subsidiaries:

  •
  solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal or potential Acquisition Proposal;

  •
  participate in any negotiations or discussions regarding, or provide any confidential information with respect to or otherwise cooperate in any way with, any Acquisition Proposal or potential Acquisition Proposal;

  •
  withhold, withdraw or modify, in a manner adverse to CNPCI and Acquiror, the approval of the Board of the transactions contemplated by the Arrangement;

  •
  approve or recommend any Acquisition Proposal or potential Acquisition Proposal; and

  •
  cause the Corporation to enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal.

        However, the Arrangement Agreement contains a customary "fiduciary out" provision which provides that nothing will prevent the Board, prior to the approval of the Arrangement Resolution by Shareholders at the Meeting, from considering, participating in discussions or negotiations in respect of or responding to an unsolicited bona fide written Acquisition Proposal from any person, provided that:

  •
  the Board determines in good faith, after consultation with financial and outside legal advisors, that the Acquisition Proposal is a Superior Proposal;

  •
  the Board, after consultation with outside legal advisors, determines in good faith that it is necessary for the Board to take such action in order to avoid breaching its fiduciary duties; and

  •
  prior to entering into discussions or negotiations with any person regarding the Superior Proposal, the Corporation notifies the Acquiror and CNPCI of its determination that such Acquisition Proposal constitutes a Superior Proposal.

        The Corporation has also covenanted that:

  •
  it will not enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal (a "Proposed Agreement"); and

  •
  the Board will not withdraw, modify or change its recommendation concerning the Arrangement after the public announcement of an Acquisition Proposal that is a Superior Proposal in respect of which no Proposed Agreement has been or is proposed to be entered into (an "Announced Acquisition Proposal") or recommend any Announced Acquisition Proposal, unless:

  •
  the Corporation has provided CNPCI and Acquiror with written notice that it has received a Superior Proposal and it has either provided Acquiror with a copy of the Proposed Agreement not less than five Business Days prior to signing an agreement or written notice that the Board intends to withdraw, modify or change its recommendation regarding the Arrangement or to recommend any Announced Acquisition Proposal not less than five Business Days prior to the Board withdrawing, modifying or changing its recommendation, as the case may be;

  •
  the Shareholder approval of the Arrangement has not yet occurred; and

  •
  before entering into any Proposed Agreement, the Arrangement Agreement has been terminated and the Termination Payment paid to CNPCI.

        The Arrangement Agreement also provides that during the five Business Day notice period referred to above, Acquiror has the opportunity, but not the obligation, to offer to amend the terms of the Arrangement Agreement and the Arrangement. The Board will review any offer by Acquiror and determine whether, as a result of Acquiror's offer, the Superior Proposal would cease to be a Superior Proposal, in which case the Corporation will enter into an amended Arrangement Agreement with CNPCI. If Acquiror does not offer an amendment or the Board determines, after consultation with its financial and legal advisors, that the Superior Proposal continues to be a Superior Proposal, the Corporation may enter into the Proposed Agreement and withdraw, modify or change its recommendation concerning the Arrangement and recommend the Proposed Agreement to Shareholders, upon paying to Acquiror the Termination Payment of $125 million.

Covenants of CNPCI and Acquiror

        CNPCI and Acquiror have given, in favour of the Corporation, usual and customary covenants for an agreement of this nature, including to carry out the terms of the Interim Order and Final Order applicable to it.

Representations and Warranties

        Each of the parties to the Arrangement Agreement made certain customary representations and warranties related to their due organization, good standing and authorization to enter into the Arrangement Agreement, consents of Governmental Entities required as a result of the transactions contemplated by the Arrangement Agreement, and the absence of any violation of, or conflict with, such party's organizational documents, applicable law or material contracts as a result of entering into the Arrangement Agreement, among others. In addition, each party made certain representations and warranties particular to such party.

        The representations and warranties are, in some cases, subject to specified exceptions and qualifications. In particular, CNPCI has also represented and warranted to the Corporation that it has the necessary committed financing to complete the Arrangement as described under "The Arrangement — Sources of Funds for the Arrangement".

        A particular exception to the representations and warranties made by the Corporation relates to pre-emptive rights contained in certain foundation documents and other agreements relating to certain joint ventures. However, the Corporation believes that these pre-emptive rights do not apply to the Arrangement.

Conditions of Closing

  Mutual Conditions

        The Arrangement Agreement provides that the respective obligations of each party to complete the Arrangement are subject to the satisfaction or waiver, by mutual consent of the Corporation, CNPCI and Acquiror, of the following conditions on or before the Effective Time:

  •
  the Arrangement Resolution shall have been approved (i) by the Securityholders by 66 2/3% of the votes cast by Securityholders who are present in person or by proxy at the Meeting and (ii) a simple majority of the aggregate votes cast by Shareholders present in person or represented by proxy at the Meeting other than votes cast by Related Parties, all in accordance with the Interim Order;

  •
  the Interim Order and the Final Order will have each been granted in form and substance satisfactory to the Corporation, CNPCI and Acquiror, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

  •
  the Effective Date will have occurred on or before November 30, 2005, subject to any extensions available to a party under the Arrangement Agreement; and

  •
  the Arrangement Agreement will not have been terminated pursuant to its terms. See "— Termination of Arrangement Agreement".

  Additional Conditions in Favour of CNPCI and Acquiror

        The Arrangement Agreement provides that the obligations of CNPCI and Acquiror to complete the Arrangement are subject to the fulfillment of a number of additional conditions, each of which is for the benefit of CNCPI and Acquiror and may be waived by them. These additional conditions include:

  •
  the covenants of the Corporation contained in the Arrangement Agreement will have been performed in all material respects on or before the Effective Date;

  •
  the Corporation's representations and warranties will have been accurate at the date of the Arrangement Agreement and certain of the Corporation's representations and warranties will be accurate as of the Effective Date as if made on and as of such date;

  •
  no Material Adverse Change will have occurred or have been disclosed to the public from the date of the Arrangement Agreement to the Effective Time;

  •
  Dissent Rights will not have been exercised by Shareholders holding more than 10% of the outstanding PKZ Common Shares (on a fully-diluted basis);

  •
  the Board will not have approved or recommended any Acquisition Proposal;

  •
  no person other than the Acquiror and CNPCI will have entered into a definitive agreement or an agreement in principle with respect to an Acquisition Proposal and the Board will not have approved or recommended any Acquisition Proposal;

  •
  no legal action or proceeding that has a reasonable prospect of ultimate success and that is not frivolous or vexatious will have been commenced after the date of the Arrangement Agreement by any person (other than Lukoil Overseas Kumkol B.V. in respect of any legal action or proceeding in Kazakhstan or before the Arbitration Institute of the Stockholm Chamber of Commerce, or Arbitration Institute of the International Chamber of Commerce, Paris relating exclusively to AO Turgai Petroleum) or Governmental Entity (other than a Governmental Entity located in Kazakhstan) to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of Acquiror to own or exercise full rights of ownership of all of the outstanding PKZ Common Shares and all of the outstanding shares or other ownership interests of the material subsidiaries owned by the Corporation or joint venture entities in which the Corporation has a material interest; and

  •
  any consents, waivers, permits, orders and approvals of any Governmental Entity, other than a Governmental Entity located in either Kazakhstan or the People's Republic of China, and the expiry of any waiting periods, required in connection with the completion of the Arrangement the failure of which to obtain would render completion of the Arrangement unlawful, shall have been obtained or satisfied on terms that would not reasonably be expected to have a Material Adverse Effect on Acquiror or the Corporation.

        For greater certainty, CNPCI and the Corporation acknowledged that the obligations of CNPCI, Acquiror and the Corporation to complete the transactions contemplated by the Arrangement will not be subject to the receipt of any approval from any Governmental Entity in Kazakhstan and that any regulatory risk relating to Kazakhstan will be borne by CNPCI and Acquiror.

  Additional Conditions in Favour of the Corporation

        The Arrangement Agreement provides that the obligation of the Corporation to complete the Arrangement is subject to the following conditions, each of which is for the benefit of the Corporation and may be waived by it:

  •
  the covenants of CNPCI and Acquiror contained in the Arrangement Agreement will have been performed in all material respects on or before the Effective Date;

  •
  the representations and warranties of CNPCI and Acquiror will have been accurate at the time of the Arrangement Agreement and will be accurate at the Effective Date as if made on and as of such date; and

  •
  Acquiror will have provided evidence reasonably satisfactory to the Corporation that it has received the funds necessary to complete the Arrangement.

Termination of Arrangement Agreement

        The Arrangement Agreement may be terminated any time prior to the Effective Date as follows:

  •
  by mutual written consent of the Corporation, CNPCI and Acquiror;

  •
  by CNPCI and Acquiror if any of the closing conditions in their favour (including the mutual conditions) have not been satisfied or waived by the Effective Time;

  •
  by the Corporation if any of the closing conditions in its favour (including the mutual conditions) have not been satisfied or waived by the Effective Time;

  •
  by CNPCI and Acquiror if, prior to the Effective Time, the Board (i) withdraws, withholds, qualifies or modifies, in a manner adverse to CNPCI, its recommendation of the Arrangement and the Arrangement Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five Business Days after public announcement of an Acquisition Proposal will be considered an adverse modification), (ii) approves or recommends any Acquisition Proposal or (iii) after a period of five Business Days after public announcement of an Acquisition Proposal, fails to reaffirm its recommendation of the Arrangement and the Arrangement Agreement as promptly as practicable but in any event within five Business Days after receipt of any written request to do so from CNPCI;

  •
  by the Corporation in order to enter into an agreement with respect to a Proposed Agreement, to withdraw, modify or change its recommendation concerning the Arrangement or to recommend a Superior Proposal, provided that the approval of the Arrangement at the Meeting has not yet occurred and that the Corporation pays the fee described under "Termination Payment" below;

  •
  by any of CNPCI and Acquiror or the Corporation if the Shareholders do not approve the Arrangement at the Meeting; and

  •
  by CNPCI and Acquiror if the Meeting has not occurred on or before November 15, 2005.

Termination Payment

        The Arrangement Agreement specifies that if:

  •
  the Corporation terminates the Arrangement Agreement in order to enter into a Proposed Agreement, to withdraw, modify or change its recommendation concerning the Arrangement or to recommend a Superior Proposal;

  •
  CNPCI and Acquiror terminate the Arrangement Agreement due to the withdrawal, withholding, qualification or modification by the Board of its recommendation or approval of the Arrangement, the Board approving or recommending any Acquisition Proposal or, after a period of five Business Days after public announcement of an Acquisition Proposal, the Board fails to reaffirm its recommendation of the Arrangement in certain circumstances; or

  •
  any party terminates the Arrangement Agreement because the Shareholders fail to approve the Arrangement or the Meeting has not occurred on or before November 15, 2005 and (i) after the date of this Agreement but prior to the date of the Meeting (in the case of failure of the Shareholders to approve the Arrangement) or prior to the termination due to the non-occurrence of the Meeting prior to November 15, 2005, an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such date or (ii) within 12 months after such termination, Corporation enters into or submits to the Shareholders for approval, an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, then the Corporation must pay to CNPCI a termination payment of $125 million.

Amendment

        The Arrangement Agreement and Plan of Arrangement may be modified before or after the Meeting by agreement in writing of the Corporation, CNPCI and Acquiror provided that any such modification does not invalidate any required Shareholder approval of the Arrangement.

Letter Agreement Regarding Acquiror

        By way of letter agreement dated September 1, 2005, each of CNPCI, the Corporation and Acquiror consented to Acquiror becoming a party to the Arrangement Agreement and assuming all of the rights and obligations applicable to "Acquiror" as set forth in the Arrangement Agreement.

PRINCIPAL LEGAL MATTERS

Court Approval and Completion of the Arrangement

        An arrangement of a corporation under the ABCA requires Court approval. Prior to the mailing of this Circular, the Corporation obtained the Interim Order authorizing and directing the Corporation to call, hold and conduct the Meeting in accordance with the Notice of Special Meeting, the ABCA and the Interim Order and, in connection therewith, to submit the Arrangement to the Meeting and to seek approval of the Arrangement Resolution from the Securityholders in the manner set forth in the Interim Order. A copy of the Interim Order is attached as Appendix C to this Circular.

        Subject to the requisite approval of the Arrangement Resolution by Securityholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on October 18, 2005 at 1:00 p.m. (Calgary time) at the Court of Queen's Bench of Alberta, 611 — 4th Street S.W., Calgary, Alberta, or as soon thereafter as is reasonably practicable. At the hearing, any Shareholder or other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court a notice of intention to appear in accordance with the Alberta Rules of Court, serving such notice upon the solicitors of the Corporation on or before 12:00 noon (Calgary time) on October 11, 2005 and satisfying any other requirements as provided in the Interim Order. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

        Assuming that the Final Order is granted, and that the other conditions set forth in the Arrangement Agreement are satisfied or waived by the party or parties for whose benefit they exist, then the Articles of Arrangement will be filed with the Registrar to give effect to the Arrangement and all other arrangements and documents necessary to complete the Arrangement will be delivered as soon as reasonably practicable thereafter. Subject to receipt of the Final Order and the satisfaction of the other conditions to the completion of the Arrangement, the Effective Date of the Arrangement is expected to occur on or about October 19, 2005.

Rule 61-501 and Policy Q-27

        The Corporation is a reporting issuer (or the equivalent) under applicable Canadian securities legislation in all Canadian provinces and is, among other things, subject to applicable securities laws of Ontario and Québec, including OSC Rule 61-501 and Policy Q-27. Each of OSC Rule 61-501 and Policy Q-27 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors.

        The protections afforded by OSC Rule 61-501 and Policy Q-27 apply to "business combinations" (as such term is defined in OSC Rule 61-501) and "going private transactions" (as such term is defined in Policy Q-27) which terminate the interests of Securityholders without their consent. The Arrangement is a "business combination" under OSC Rule 61-501 in which the Named Executives are entitled to receive, as a consequence of the Arrangement, a collateral benefit (as such term is defined under OSC Rule 61-501) in the form of the Central Asian Opportunity. It is also a "going private transaction" under Policy Q-27.

        OSC Rule 61-501 and Policy Q-27 require that in addition to the Arrangement Resolution being approved by not less than 66 2/3% of the votes cast by the Securityholders present or represented by proxy and entitled to vote at the Meeting, a business combination or going private transaction must also be approved by a simple majority of the votes cast by Shareholders, excluding votes cast in respect of PKZ Common Shares held by Related Parties. As of September 15, 2005, the Related Parties owned a total of 2,345,956 PKZ Common Shares representing 3.16% of the total votes attached to the outstanding PKZ Common Shares.

        Notwithstanding that the Arrangement is a "business combination" in which the Named Executives are parties to a connected transaction (as such term is defined under OSC Rule 61-501) that is a related party transaction under OSC Rule 61-501, the Corporation is not required to obtain a formal valuation for the transactions contemplated by the Arrangement because neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Central Asian Opportunity exceeds 25% of PetroKazakhstan's market capitalization. There is also no valuation required for the going private transaction under Policy Q-27 by virtue of the "auction" exemption contained in Section 4.4(1)3 of Policy Q-27 or for the Central Asian Opportunity by virtue of the "not more than 25% of market capitalization" exemption contained in Section 5.6(2) of Policy Q-27.

        Lastly, OSC Rule 61-501 and Policy Q-27 require the Corporation to disclose any "prior valuations" (as defined in OSC Rule 61-501 and Policy Q-27, respectively) or appraisals in respect of the Corporation, its material assets or its securities made within the 24-month period preceding the date of this Circular. To the knowledge of the Board, after reasonable inquiry, there are no "prior valuations" of the PKZ Common Shares, its securities or material assets. As of the date of this Circular, the Corporation has no knowledge of any undisclosed fact or change that could reasonably be expected to have a significant effect on the market price or value of the PKZ Common Shares. The Board has no knowledge of any material non-public information concerning the Corporation or its securities that has not been generally disclosed.

Antitrust and other Governmental Approvals

        There are no filings, consents, waiting periods or approvals required to be made with, applicable to, or required to be received from any Governmental Entity in connection with the Arrangement (including under any competition or antitrust law or under the Investment Canada Act) except for the Court's approval of the Final Order, which will be sought on or about October 18, 2005 and which is a condition to the completion of the Arrangement, and filings, consents, meeting periods or approvals required to be made with or received from Governmental Entities in Kazakhstan or the People's Republic of China, none of which is a condition to the completion of the Arrangement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to PetroKazakhstan, the following summary describes the principal Canadian federal income tax considerations in respect of the Arrangement generally applicable to a holder of PKZ Common Shares who, for purposes of the Income Tax Act (Canada) (the "Tax Act"), and at all relevant times, holds such PKZ Common Shares as capital property, did not acquire the PKZ Common Shares pursuant to a stock option plan, deals at arm's length and is not affiliated with each of PetroKazakhstan, CNPCI and Acquiror (a "Holder"), and disposes of PKZ Common Shares under the Arrangement.

        PKZ Common Shares will generally be considered to be capital property to a Holder unless the Holder holds such PKZ Common Shares in the course of carrying on a business or the Holder acquired such PKZ Common Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian resident Holders whose PKZ Common Shares might not otherwise be considered capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the PKZ Common Shares and all other "Canadian securities" as defined in the Tax Act owned by such Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property.

        This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "Regulations") and counsel's understanding of the published administrative practices of the Canada Revenue Agency ("CRA"). This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

        This summary is not applicable to (a) a Holder that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market" rules, (b) a Holder that is a "specified financial institution" as defined in the Tax Act, (c) an insurer carrying on a business in Canada or elsewhere that is not a resident of Canada for purposes of the Tax Act, or (d) a Holder of an interest that would be a "tax shelter investment" within the meaning of the Tax Act. Such Holders should consult their own tax advisors.

        This summary does not describe the tax consequences of the exercise or cancellation of Options to holders of Options prior to or pursuant to the Arrangement. Holders of Options should consult their own tax advisors with respect to their particular circumstances.

        For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of PKZ Common Shares, including adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate at the relevant time.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of PKZ Common Shares. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, holders of PKZ Common Shares are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their PKZ Common Shares pursuant to the Arrangement, having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax laws. No advance income tax ruling has been obtained from the CRA to confirm the tax consequences of the Arrangement to holders of PKZ Common Shares.

Holders Resident in Canada

        The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, is resident or deemed to be resident in Canada (a "Resident Holder").

  Disposition of PKZ Common Shares under the Arrangement

        Under the Arrangement, Resident Holders will transfer their PKZ Common Shares to Acquiror in consideration for a cash payment of US$55.00 per PKZ Common Share, and will realize a capital gain (or a capital loss) equal to the amount by which the cash payment exceeds (or is less than) the aggregate of the adjusted cost base to the Resident Holder of such PKZ Common Shares and any reasonable costs of disposition.

        The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a PKZ Common Share may be reduced by the amount of any dividends received or deemed to be received on the PKZ Common Share, subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

  Dissenting Resident Holders

        A Resident Holder who dissents from the Arrangement will be deemed to have transferred such Holder's PKZ Common Shares to Acquiror, and will be entitled to receive a payment from Acquiror of either (i) an amount equal to the fair value of the Holder's PKZ Common Shares, or (ii) US$55.00 per PKZ Common Share. Any resulting capital gain or capital loss will be computed generally in the manner described above under "Holders Resident in Canada — Disposition of PKZ Common Shares under the Arrangement". Resident Holders who intend to dissent from the Arrangement are urged to consult their own tax advisors.

        Any interest awarded by the Court to a dissenting Resident Holder must be included in the dissenting Resident Holder's income for the purposes of the Tax Act.

  Capital Gains and Capital Losses

        Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years in the circumstances described in the Tax Act.

        Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act.

  Additional Refundable Tax

        A Resident Holder that is throughout the year a "Canadian — controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains, interest and dividends that are not deductible in computing taxable income.

Holders Not Resident in Canada

        The following portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, is not and has not been a resident or deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, the PKZ Common Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

  Disposition of PKZ Common Shares under the Arrangement

        A Non-Resident Holder who disposes of PKZ Common Shares under the Arrangement will realize a capital gain or a capital loss computed in the manner described above under "Holders Resident in Canada — Disposition of PKZ Common Shares under the Arrangement". A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of PKZ Common Shares to Acquiror under the Arrangement unless such PKZ Common Shares constitute "taxable Canadian property" to the Non-Resident Holder and do not constitute "treaty-protected property".

        Generally, a PKZ Common Share will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that (i) the PKZ Common Share is listed on a prescribed stock exchange (which currently includes the TSX and the NYSE) at that time, (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, or the Non-Resident Holder together with such persons, did not own 25% or more of the issued shares of any class or series in the capital of PetroKazakhstan at any time during the 60-month period immediately preceding that time, and (iii) such PKZ Common Share is not deemed to be taxable Canadian property for purposes of the Tax Act.

        Even if the PKZ Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the PKZ Common Shares will not be included in computing the Non-Resident Holder's income for the purposes of the Tax Act if the PKZ Common Shares constitute "treaty-protected property". PKZ Common Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax treaty, be exempt from tax under the Tax Act. By way of example, under the Canada — U.S. Income Tax Convention (the "U.S. Treaty"), a Non-Resident Holder who is a resident of the United States for purposes of the Tax Act and the U.S. Treaty will be exempt from tax in Canada in respect of a gain realized on the disposition of PKZ Common Shares provided that the value of such shares is not derived principally from real property situated in Canada. In the event that PKZ Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under "Holders Resident in Canada — Disposition of PKZ Common Shares Under the Arrangement" and "Holders Resident in Canada — Capital Gains and Capital Losses" will generally apply. A Non-Resident Holder who disposes of taxable Canadian property must file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable to Canadian tax on any gain realized as a result.

  Dissenting Non-Resident Holders

        A Non-Resident Holder who dissents from the Arrangement will be deemed to have transferred such Non-Resident Holder's PKZ Common Shares to Acquiror and will be entitled to receive a payment from Acquiror of either (i) an amount equal to the fair value of the Non-Resident Holder's PKZ Common Shares, or (ii) US$55.00 per PKZ Common Share. A Non-Resident Holder who dissents from the Arrangement will realize a capital gain (or capital loss) to the extent that the payment so received from Acquiror on the disposition of the PKZ Common Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Non-Resident Holder of such PKZ Common Shares immediately before the disposition. The taxation of capital gains and capital losses is described above under "Holders Not Resident in Canada — Disposition of PKZ Common Shares under the Arrangement". Non-Resident Holders who intend to dissent from the Arrangement are urged to consult their own tax advisors.

        Any interest awarded by the Court and paid or credited to a dissenting Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

        The following is a general discussion of certain material United States federal income tax considerations relating to the disposition of PKZ Common Shares in the Arrangement. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder as of the date hereof. All of these are subject to change, possibly with retroactive effect, or are subject to different interpretations. There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax considerations described herein, and PetroKazakhstan has not obtained, nor does it intend to obtain, a ruling from the IRS with respect to the United States federal tax considerations resulting from the Arrangement.

        This discussion does not purport to address all tax considerations that may be important to a particular holder in light of the holder's circumstances or to certain categories of investors (such as certain financial institutions, banks, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, dealers in securities, persons who hold PKZ Common Shares through partnerships or other pass-through entities, United States expatriates, persons subject to the alternative minimum tax, U.S. holders whose functional currency for tax purposes is not the United States dollar or persons who hold the PKZ Common Shares as part of a hedge, conversion transaction, straddle or other risk reduction transaction) that may be subject to special rules. This discussion is limited to U.S. holders who hold PKZ Common Shares as capital assets. This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax.

        Prospective investors are urged to consult their own tax advisors as to the particular tax considerations to them of the Arrangement, including the effect and applicability of state, local or foreign tax laws.

        As used herein, the term "U.S. holder" means a holder of PKZ Common Shares that is any of the following (a "U.S. person"):

  (1)
  a citizen or resident alien individual of the United States for United States federal income tax purposes;

  (2)
  a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof;

  (3)
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  (4)
  a trust that either (a) is subject to the supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions, or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

        If a partnership or other flow-through entity holds PKZ Common Shares, the U.S. Federal income tax treatment of a partner or other owner generally will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity. A U.S. holder that is a partner of the partnership or an owner of another flow-through entity holding PKZ Common Shares should consult its own tax advisor.

REQUIRED NOTICE

        To ensure compliance with Internal Revenue Service Circular 230, holders are hereby notified that: (a) any discussion of federal tax issues in this offer to purchase is not intended or written to be relied upon, and cannot be relied upon by holders, for the purpose of avoiding penalties that may be imposed on holders under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) each holder should seek advice based on its particular circumstances from an independent tax advisor.

U.S. Holders

  Disposition of PKZ Common Shares

        Assuming that PetroKazakhstan was not at any relevant time classified as a PFIC (as defined below under the heading "Passive Foreign Investment Companies"), a U.S. holder (including dissenting U.S. holders receiving only cash) generally will recognize capital gain or loss on the disposition of PKZ Common Shares in the Arrangement in an amount equal to the difference between the amount of cash received and the U.S. holder's adjusted United States federal income tax basis in the PKZ Common Shares. The capital gain or loss will be long-term capital gain or loss if the PKZ Common Shares were held for longer than one year. Under current law, non-corporate taxpayers generally are subject to a maximum regular United States federal income tax rate of 15% on net long-term capital gains. The deductibility of capital losses is subject to certain limitations. Any gain or loss generally will be treated as United States source income or loss for United States foreign tax credit purposes.

  Passive Foreign Investment Companies

        The treatment of U.S. holders with respect to the sale of the PKZ Common Shares may be different than described above if PetroKazakhstan is a "passive foreign investment company" ("PFIC") at any time during the U.S. holder's holding period and the U.S. holder did not make a "QEF Election" or "mark-to-market" election with respect to its PKZ Common Shares.

  In General

        A non-United States corporation generally will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either: (i) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income; or (ii) at least 75% of its gross income is "passive income".

        If a non-United States corporation is a PFIC for any taxable year, a U.S. person that owns, directly or, in certain cases, indirectly, stock in such company and who does not elect to treat the corporation as a qualified electing fund (a "QEF"; see below) will be taxed under the so-called "interest charge" method. Under such regime, (i) generally any gain derived from the disposition of PFIC stock (including an exchange in a corporate reorganization), as well as any "excess distribution" that is received from the PFIC (i.e., a distribution that exceeds 125% of the average distributions from the shorter of the prior three years or the U.S. holder's holding period for the stock), would be treated as ordinary income that was earned ratably over each day in the U.S. holder's holding period for the PFIC stock, (ii) the portion of such gain or distribution that is allocable to prior taxable years, other than any year before the corporation became a PFIC, would be subject to United States federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. holder, and (iii) an interest charge would be imposed on the resulting United States federal income tax liability as if such liability represented a tax deficiency for the past taxable years, other than any year before the corporation became a PFIC. In addition, as noted above, the 15% rate referred to above under "Dividends" does not apply to dividends received from a PFIC. Also, a step-up in the tax basis of the PFIC stock may not be available upon the death of an individual U.S. holder.

        For purposes of the PFIC rules "passive income" generally includes interest, dividends, annuities and other investment income and includes the excess of gains over losses from some commodities transactions, including some transactions involving oil and gas. Net gains from commodities transactions will not be included in the definition of passive income if they are active business gains or losses from the sale of commodities, but only if substantially all of a corporation's commodities are: stock in trade or inventory, depreciable or real property used in trade or business, or supplies used in the ordinary course of the trade or business of a corporation. Net gains from commodities transactions will also not be included in the definition of passive income if they arise out of commodity hedging transactions entered into in the ordinary course of a corporation's trade or business.

  QEF Election

        If a timely QEF election is made, the electing U.S. holder will be required to annually include in gross income (for any year that the corporation is treated as PFIC) (i) as ordinary income, a pro rata share of the corporation's ordinary earnings (as determined in accordance with United States federal income tax principles), if any, and (ii) as long-term capital gain, a pro rata share of the corporation's net capital gain (as determined in accordance with United States federal income tax principles), if any, in either case whether or not distributed by the corporation. In order for a QEF election to be valid, the corporation must provide certain information and documentation to the U.S. holder.

        As an alternative to the QEF election, a U.S. holder of "marketable stock" in a PFIC may make a "mark-to-market" election. U.S. holders should consult their tax advisors about the availability of such an election. If the mark-to-market election is made, the electing U.S. holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the difference between the fair market value of the PFIC stock as of the close of such taxable year and its adjusted tax basis, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election.

  PetroKazakhstan

        Thus, if PetroKazakhstan is characterized as a PFIC, U.S. holders that have not made a QEF election or "mark-to-market" election would be subject to ordinary income treatment and to an interest charge upon the disposition of the PKZ Common Shares in the Arrangement.

        PetroKazakhstan believes that it did not constitute a PFIC for any year ending upon or prior to the Arrangement, but it has not sought an opinion of counsel or a ruling from the IRS to that effect. U.S. holders are advised to consult their own tax advisors regarding the United States federal income tax consequences of owning stock in a PFIC.

  Backup Withholding and Information Reporting

        In general, backup withholding and information reporting requirements may apply to the proceeds of the exchange of PKZ Common Shares made to a non-corporate United States person. Backup withholding, currently at the rate of 28%, may apply to such payments if the U.S. holder:

  (1)
  fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after a request therefor;

  (2)
  furnishes an incorrect TIN;

  (3)
  fails to report interest or dividends properly; or

  (4)
  fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is the holder's correct number and that the holder is not subject to backup withholding.

        Any amount withheld from a payment under the backup withholding rules is allowable as a credit against the U.S. holder's United States federal income tax liability (and may entitle the U.S. holder to a refund), provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and certain financial institutions. Each U.S. holder should consult its tax advisor as to its qualification for exemption from backup withholding and the procedure for obtaining such exemption.

  Option Holders

        This summary does not describe the tax consequences of the exercise or cancellation of Options to holders of Options prior to or pursuant to the Arrangement. Holders of Options should consult their own tax advisors regarding their particular circumstances.

INFORMATION CONCERNING THE CORPORATION

General

        The Corporation is a vertically integrated, international energy company engaged in acquisition, exploration, development and production of oil and gas and the refining and sale of oil and refined products in Kazakhstan.

        The Corporation was incorporated in 1986 as Hurricane Hydrocarbons Ltd. under the ABCA as a subsidiary of Brana Oil & Gas Ltd., formerly a public oil and gas company listed on the Alberta Stock Exchange. In 1987, Brana Oil & Gas Ltd. declared a dividend-in-kind to its shareholders of 1,530,259 Class A Common Shares of Hurricane Hydrocarbons Ltd. Effective June 2, 2003, the Corporation amended its articles of incorporation to change its name from Hurricane Hydrocarbons Ltd. to PetroKazakhstan Inc.

        The Corporation's corporate headquarters are located at Suite 1460, Sun Life Plaza, North Tower, 140 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3, and its phone number is (403) 221-8435.

Recent Developments

        On September 12, 2005, the Corporation announced that the Board had declared and set the next quarterly dividend payment at C$0.20 per PKZ Common Share. The record date for the dividend is October 14, 2005 and the date of payment will be no later than October 31, 2005.

The PKZ Common Shares

        The PKZ Common Shares are listed and posted for trading on the TSX, the NYSE, the LSE and the FSE (the "Exchanges") under the common trading symbol "PKZ" and on the KASE under the trading symbol "CA-PKZ". The PKZ Common Shares were listed on the TSX on April 18, 1995, on the NYSE on September 12, 2002, on the LSE on October 16, 2003 and on the KASE on October 21, 2004.

        As of September 15, 2005, there were 74,155,757 PKZ Common Shares outstanding and 1,824,795 Options to acquire PKZ Common Shares. Each Option, once vested, is exercisable for one PKZ Common Share.

        The PKZ Common Shares is the only class of shares of the Corporation that is outstanding.

Market Price and Trading Volume Data

        The price ranges and trading volume of the PKZ Common Shares for each of the months listed below on the TSX and the NYSE were as follows:

Toronto Stock Exchange

Month	High	Low	Close	Volume
	($)	($)	($)
2003
January	17.87	16.01	16.25	3,101,794
February	18.95	16.06	18.59	3,204,402
March	18.90	14.33	15.00	2,274,483
April	16.01	13.87	15.70	4,656,437
May	16.79	15.50	16.54	1,901,738
June	17.40	16.19	16.75	3,076,850
July	18.00	16.18	17.96	2,391,134
August	24.79	17.84	22.84	7,816,363
September	29.99	22.00	28.22	7,304,489
October	30.10	26.25	30.00	1,996,685
November	30.86	24.07	25.20	2,597,779
December	29.60	24.16	29.27	4,444,087

2004
January	33.75	29.24	29.90	4,226,164
February	34.44	29.00	34.13	2,533,870
March	42.70	34.00	36.90	17,893,401
April	41.50	34.76	37.22	3,674,285
May	41.19	34.43	37.49	4,341,263
June	38.25	35.00	36.23	5,611,587
July	43.50	36.38	41.90	4,815,806
August	43.70	37.05	39.50	3,825,181
September	44.25	38.56	42.91	9,206,762
October	50.00	39.00	45.00	4,496,016
November	50.58	42.59	50.00	4,517,240
December	49.75	41.01	44.53	4,491,207
2005
January	46.50	41.00	44.68	3,861,804
February	57.79	44.25	53.88	3,720,736
March	54.99	45.10	48.75	7,457,299
April	50.15	36.00	36.44	5,827,445
May	39.51	30.87	35.51	6,350,181
June	48.29	35.06	44.77	8,572,005
July	52.25	45.00	51.75	3,880,091
August	66.20	50.15	64.25	10,240,923
September(1)	64.60	63.31	64.20	2,125,025

(1)
Through September 15, 2005.

New York Stock Exchange

Month	High	Low	Close	Volume
	(US$)	(US$)	(US$)
2003
January	11.45	10.35	10.70	1,196,900
February	12.78	10.65	12.57	721,100
March	12.71	9.85	10.12	1,288,000
April	11.09	9.51	10.99	2,472,100
May	12.15	10.95	12.14	908,500
June	12.95	11.87	12.47	1,127,100
July	12.85	11.62	12.79	1,715,800
August	17.90	12.80	16.45	8,080,000
September	22.00	16.10	20.90	15,802,000
October	23.40	15.51	22.74	19,856,097
November	23.25	18.35	19.24	10,479,996
December	22.99	18.42	22.51	6,344,899

2004
January	26.00	21.99	22.56	10,222,000
February	26.05	21.67	25.55	7,508,398
March	32.34	25.41	28.17	20,300,000
April	31.00	25.21	26.81	9,812,000
May	29.94	24.79	26.67	10,579,099
June	28.08	26.01	27.22	5,900,598
July	32.80	27.55	31.65	8,558,999
August	32.98	28.17	29.97	9,490,698
September	34.90	29.80	34.27	10,251,898
October	39.80	30.88	36.90	15,974,198
November	42.62	35.47	42.00	13,196,000
December	41.99	31.35	37.10	21,613,098
2005
January	38.07	33.50	35.99	12,085,798
February	46.92	35.53	43.75	12,945,000
March	44.25	37.10	40.17	17,198,000
April	41.17	28.63	29.03	21,707,799
May	31.44	24.55	27.90	26,691,598
June	39.25	28.15	36.58	35,787,193
July	42.60	36.68	42.17	19,762,698
August	55.58	42.03	54.30	56,906,000
September(1)	54.55	53.80	54.27	12,384,600

(1)
Through September 15, 2005.

Ownership of Securities of the Corporation

        The following table indicates, as at September 15, 2005, the number of PKZ Common Shares and the number of PKZ Common Shares subject to Options owned by, or over which control or direction is exercised by, the directors and senior management of the Corporation and, after reasonable inquiry, their respective associates:

	PKZ Common Shares(1)	Percentage of Outstanding PKZ Common Shares	Number of PKZ Common Shares Subject to Options(2)	Percentage of Outstanding PKZ Common Shares (Fully Diluted)
Directors
Bernard F. Isautier(3)(4)	2,297,740	3.10%	200,000	3.29%
Louis W. MacEachern	35,700	0.05%	70,000	0.14%
James B.C. Doak	136,000	0.18%	Nil	0.18%
Jacques Lefevre	70,000	0.09%	Nil	0.09%
Nurlan J. Kapparov(5)	Nil	Nil	10,000	0.01%
Graeme G. Phipps(3)(4)	Nil	Nil	275,000	0.36%

Directors Total	2,539,440	3.42%	555,000	4.07%
Senior Management
Clayton J. Clift(3)	Nil	Nil	79,584	0.10%
Michael Azancot(3)	21,500	0.03%	55,000	0.10%
Anthony R. Peart(3)	6,000	0.01%	138,500	0.19%
Dermot A. Hassett(3)	Nil	Nil	26,917	0.04%
Ihor Wasylkiw(3)	18,766	0.03%	26,000	0.06%
Hugh Leonard(3)	1,850	<0.01%	25,000	0.04%
Jeffrey Auld(3)	Nil	Nil	21,500	0.03%
Paul Taylor(3)	Nil	Nil	7,000	0.01%
Paul Hawkes(3)	100	<0.01%	5,667	0.01%
Robin Sellers(3)	Nil	Nil	Nil	Nil

Senior Management Total(6)	2,345,956	3.16%	860,168	4.22%

Total(7)	2,587,656	3.49%	940,168	4.65%

Total Outstanding	74,155,757		1,824,795

Total Outstanding (Fully Diluted)	75,980,552

(1)
PKZ Common Shares owned by, or over which control or direction is exercised. The information as to PKZ Common Shares beneficially owned, directly, or indirectly, or over which control or direction is exercised by directors and senior officers of the Corporation, not being within the knowledge of the Corporation, has been furnished by the respective directors and members of senior management.

(2)
Includes only Options with a U.S. Dollar Equivalent exercise price of less than US$55.00. Any Options with a U.S. Dollar Equivalent exercise price of US$55.00 or more as of the Effective Date will be deemed to be terminated as of the Effective Date. As at September 15, 2005, there were no Options outstanding with a U.S. Dollar Equivalent exercise price of US$55.00 or more.

(3)
One of the Related Parties.

(4)
Mr. Isautier and Mr. Phipps are also members of Senior Management.

(5)
Ceased to be a director on September 11, 2005.

(6)
Includes all Related Parties.

(7)
Includes Directors and Senior Management.

Prior Distributions of PKZ Common Shares

        During the five years preceding the date of this Circular, PetroKazakhstan has made the following distributions of PKZ Common Shares (other than in connection with the exercise of Options):

Date	Description of Distribution	Price Per PKZ Common Share	Net Proceeds to PetroKazakhstan or the Selling Shareholder
March 31, 2000	19,430,543 PKZ Common Shares issued from treasury to Central Asian Industrial Holdings N.V.	N/A(1)	N/A(1)
July 11, 2000	4,067,381 PKZ Common Shares issued from treasury to Central Asian Industrial Holdings N.V.	N/A(2)	N/A(2)
December 18, 2002	Secondary offering of 8,000,000 PKZ Common Shares by Central Asian Industrial Holdings N.V.	C$13.85	C$105,260,000

(1)
The PKZ Common Shares were issued to Central Asian Industrial Holdings N.V. ("CAIH") pursuant to an agreement dated October 9, 1999 among Central Asian Industrial Holdings N.V., TOO PetroKazakhstan Oil Products, OJSC Kazkommertsbank, PetroKazakhstan and AO PetroKazakhstan Kumkol Resources, as amended, as partial consideration for PetroKazakhstan's acquisition of all of the common shares of PKOP held by CAIH.

(2)
The PKZ Common Shares were issued to CAIH upon the exercise of special warrants held by CAIH that were granted in the context of the acquisition described at (1) above. The special warrants were exercisable by CAIH without payment of further consideration by CAIH to PetroKazakhstan.

Purchases of PKZ Common Shares

        During the last two years, the only purchases of PKZ Common Shares made by the Corporation were pursuant to its normal course issuer bid program and a substantial issuer bid program. The Corporation repurchased and cancelled pursuant to the normal course issuer bid program a total of 1,477,400 PKZ Common Shares during the year ended December 31, 2003 at an average price of C$14.69 per share and a total of 1,257,500 PKZ Common Shares during the year ended December 31, 2004 at an average price of C$40.00. Also in 2004, pursuant to the substantial issuer bid program, the Corporation repurchased and cancelled 3,999,975 PKZ Common Shares at an average price of C$40.00 on July 27, 2004. The Corporation repurchased and cancelled 2,538,900 shares at an average price of C$42.20 per share during the six months ended June 30, 2005 and has not repurchased any PKZ Common Shares since such date.

INFORMATION CONCERNING CNPCI AND ACQUIROR

        Acquiror is a corporation formed on August 15, 2005 under the ABCA and is a wholly-owned indirect subsidiary of CNPCI. It was organized solely for the purpose of entering into the Arrangement Agreement and consummating the Arrangement contemplated thereby. Acquiror has not carried on any activities to date other than activities incident to its formation and in connection with the Arrangement.

        CNPCI is a corporation existing under the laws of the Cayman Islands. It is a wholly-owned subsidiary, and the international investing arm, of China National Petroleum Corporation ("CNPC"). CNPC is a global leading integrated energy corporation involved in both upstream and downstream operations, oil and gas field engineering and technical services, and petroleum materials and equipment manufacturing and supply. In 2005, CNPC was ranked 10th among the world's top 50 oil companies by U.S. Petroleum Intelligence Weekly, based on indices of oil and gas revenues, production, crude processing capacity and sales of refined oil products.

        CNPC, through CNPCI, invests in the overseas petroleum sector and its oil and gas exploration, development and production operations spread over 21 countries in Asia, Africa, North America and South America, with crude oil production capacity of 35 million tons per year and activities in natural gas production, oil pipelines, refining, petrochemical, oil trading and refined product sales.

RISK FACTORS

Risks Relating to the Arrangement

  Failure to complete the Arrangement could negatively impact the Corporation's share price, future business and operations.

        There are a number of material risks to which the Corporation is subject relating to the Arrangement not being completed, including the following:

  (a)
  the price of the PKZ Common Shares may decline to the extent that the relevant current market price reflects a market assumption that the Arrangement will be completed;

  (b)
  certain costs related to the Arrangement, such as legal, accounting and certain financial advisory fees, must be paid by PKZ even if the Arrangement is not completed; and

  (c)
  if the Arrangement Agreement is terminated and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the price to be paid pursuant to the Arrangement.

        In addition, the Corporation's customers, clients and strategic partners, in response to the announcement of the Arrangement, may delay or defer decisions concerning the Corporation. Any delay or deferral of those decisions by customers and/or strategic partners could have a material adverse effect on the business and operations of the Corporation, regardless of whether the Arrangement is ultimately completed. Similarly, current and prospective Corporation employees may experience uncertainty about their futures until CNPCI's future intentions or strategies with respect to the Corporation are announced and executed. This may adversely affect the Corporation's ability to attract or to retain key management, sales and marketing personnel.

Risks Relating to the Corporation

        If the Arrangement is not completed, the Corporation will continue to face the risks associated with continuing as a stand-alone entity that it currently faces with respect to its business and affairs, including ongoing third-party litigation, legal actions brought against the Corporation by Governmental Entities in Kazakhstan, management succession issues, changes in commodity prices, competitive risks, potential environmental liabilities, changes in laws, reliance on significant customers and exchange rate risks. See "Recommendation of the Special Committee to the Board of Directors" elsewhere in this Circular and "Risk Factors" in the Corporation's Annual Information Form for the year ended December 31, 2004 incorporated herein by reference.

RIGHTS OF DISSENTING SHAREHOLDERS

        A registered Shareholder is entitled to dissent under the Plan of Arrangement and to be paid the fair value of such Shareholder's PKZ Common Shares if such Shareholder duly objects to the Arrangement Resolution and the Arrangement becomes effective. The Plan of Arrangement provides for dissent rights that are substantially similar to those provided for under Section 191 of the ABCA. The following summary is qualified in its entirety by the provisions of Section 191 of the ABCA and the Arrangement. The text of Section 191 of the ABCA is set forth as Appendix D to this Circular.

        In addition to any other right that a Dissenting Shareholder may have, a Dissenting Shareholder who complies with the Dissent Procedures is entitled, when the Arrangement becomes effective, to require Acquiror to pay such Shareholder the fair value of such Shareholder's PKZ Common Shares, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution was adopted. A Shareholder wishing to exercise such right must send to PetroKazakhstan Inc., c/o Sun Life Plaza, North Tower, #1460, 140-4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3, Attention: General Counsel, not later than 5:00 p.m. (Calgary time) on the Business Day preceding the Meeting or deliver to the Chairman of the Meeting at or before the Meeting, a written notice of objection ("Demand for Payment") to the Arrangement Resolution with respect to all the PKZ Common Shares held by such Shareholder.

        Section 191 of the ABCA provides that a Shareholder may only dissent with respect to all the shares of a class held by the Shareholder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name. A Shareholder who votes PKZ Common Shares at the Meeting, either in person or by proxy, in favour of the Arrangement Resolution shall not be entitled to exercise rights of dissent. One consequence of the provision is that a holder of PKZ Common Shares may only exercise the right to dissent under section 191 in respect of PKZ Common Shares which are registered in that holder's name. In many cases, shares beneficially owned by a person are registered in the name of an intermediary or a clearing agency, such as CDS. Accordingly, a non-registered Shareholder will not be entitled to exercise the right to dissent under Section 191 directly (unless the PKZ Common Shares are re-registered in the non-registered shareholder's name). A non-registered holder who wishes to exercise the right of dissent should immediately contact the intermediary with whom the non-registered holder deals with in respect of his or her PKZ Common Shares and either: (i) instruct the intermediary to exercise the right to dissent on the non-registered holder's behalf (which, if the PKZ Common Shares are registered in the name of CDS or other clearing agency, would require that the PKZ Common Shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the PKZ Common Shares in the name of the non-registered holder, in which case the non-registered holder would have to exercise the right to dissent directly.

        An application may be made to the Court by Acquiror or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder's PKZ Common Shares. If such an application to the Court is made by Acquiror or a Dissenting Shareholder, Acquiror must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the directors of Acquiror to be the fair value thereof (the "Offer"). The Offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Acquiror is the applicant, or within 10 days after Acquiror is served with notice of the application, if a Shareholder is the applicant. The Offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined, or if applicable, a notification that Acquiror is unable to pay Dissenting Shareholders for their PKZ Common Shares.

        A Dissenting Shareholder may make an agreement with the Acquiror for the purchase of such holder's PKZ Common Shares for the same amount as the Offer or otherwise, at any time before the Court pronounces an order fixing the fair value of the PKZ Common Shares.

        A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the PKZ Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against the Acquiror in favour of each of those Dissenting Shareholders, and fixing the time within which the Acquiror must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder, until the date of payment.

        After the Effective Date, or upon the making of an agreement between the Acquiror and the Dissenting Shareholder as to the payment to be made by the Acquiror to the Dissenting Shareholder, or upon the pronouncement of a court order, whichever first occurs, the Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of the PKZ Common Shares held by such Shareholder in the amount agreed to between the Acquiror and the Shareholder or in the amount of the judgment, except where: (i) the Dissenting Shareholder withdraws such Shareholder's Demand for Payment; or (ii) the Arrangement Resolution is terminated, in which case such Shareholder's rights as a Shareholder are reinstated as of the date such Shareholder sent the Demand for Payment. In either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

        The above is only a summary of the Dissenting Shareholder provisions of the Plan of Arrangement and the ABCA, which are technical and complex. It is suggested that the Shareholders wishing to avail themselves of their rights under those provisions seek their own legal advice, as failure to comply strictly with the provisions of the Plan of Arrangement and the ABCA may prejudice their right of dissent.

        We urge any Shareholder who is considering dissenting to the Arrangement to consult their own tax advisor with respect to the income tax consequences to them of such action.

        Dissenting Shareholders who duly exercise Dissent Rights and who are ultimately entitled to be paid fair value for their PKZ Common Shares will be deemed to have transferred their PKZ Common Shares as of the Effective Time and without any further authorization, act or formality and free and clear of all liens, charges, claims and encumbrances, to Acquiror at the same time as all other PKZ Common Shares are acquired by Acquiror under the Arrangement. In the event that a Dissenting Shareholder fails to perfect or effectively withdraws a claim under Section 191 of the ABCA or forfeits the right to make a claim under that section or such Shareholder's rights as a Shareholder are otherwise reinstated, such Shareholder's PKZ Common Shares will thereupon be deemed to have been transferred to Acquiror at the same time as all other PKZ Common Shares are acquired by Acquiror under the Arrangement for $55.00 cash per PKZ Common Share. In no case will such holders be recognized as holders of PKZ Common Shares after the Effective Time.

        Unless waived by CNPCI, it is a condition to the Arrangement becoming effective that rights of dissent in respect of the Arrangement shall not have been exercised in respect of more than 10% of the PKZ Common Shares (on a fully-diluted basis).

PROCEDURES FOR THE SURRENDER OF SHARE CERTIFICATES
AND RECEIPT OF CONSIDERATION

Procedures for Shareholders

        The details of the procedures for the deposit of PKZ Common Share certificates where issued and the delivery by the Depositary of cash are set out in the Letter of Transmittal (printed on blue paper) accompanying this Circular. Shareholders who have not received a Letter of Transmittal should contact Kingsdale Shareholder Services Inc. at 1-866-588-6864 (throughout North America) or 1-416-867-2335.

        Only registered Shareholders are required to submit a Letter of Transmittal. If you hold your PKZ Common Shares through a nominee such as a broker or dealer, you should carefully follow any instructions provided to you by such nominee.

        Shareholders must complete and return the enclosed Letter of Transmittal together with the certificate(s) representing their PKZ Common Shares, to the Depositary at one of the offices specified in the Letter of Transmittal.

        Shareholders who deposit a properly completed and signed Letter of Transmittal, together with accompanying PKZ Common Share certificate(s), will be forwarded the consideration to which they are entitled as soon as practicable after the later of the Effective Date and the date of receipt by the Depositary of the relevant Letter of Transmittal and accompanying PKZ Common Share certificates. It is recommended that Shareholders complete and return their Letter of Transmittal to the Depositary on or before 5:00 p.m. (Toronto time) on October 14, 2005. Once Shareholders surrender their PKZ Common Share certificates, they will not be entitled to sell the securities to which those certificates relate.

        Shareholders who do not forward to the Depositary a properly completed and signed Letter of Transmittal, together with their PKZ Common Share certificate(s), will not receive the consideration to which they are otherwise entitled until deposit is made. Whether or not Shareholders forward their PKZ Common Share certificate(s) upon the completion of the Plan of Arrangement on the Effective Date, Shareholders will cease to be shareholders of the Corporation as of the Effective Date and will only be entitled to receive the consideration to which they are entitled under the Plan of Arrangement or, in the case of registered Shareholders who properly exercise Dissent Rights, the right to receive fair value for their PKZ Common Shares in accordance with the Dissent Procedures.

        No commission will be charged to Shareholders who deliver their certificate(s) evidencing PKZ Common Shares according to the instructions set out in the Letter of Transmittal. It is not possible to determine precisely when the Arrangement will become effective. If the Final Order is obtained and all conditions set forth in the Arrangement Agreement are satisfied or waived, PetroKazakhstan will file the Articles of Arrangement giving effect to the Arrangement as soon as reasonably practicable, such that the Effective Date is expected to be on or about October 19, 2005.

        The method of delivery of certificates representing PKZ Common Shares and all other required documents is at the option and risk of the person depositing their PKZ Common Shares. Any use of the mail to forward certificates representing PKZ Common Shares and/or the related Letters of Transmittal shall be at the election and sole risk of the person depositing PKZ Common Shares, and documents so mailed shall be deemed to have been received by the Corporation only upon actual receipt by the Depositary. If such certificates and other documents are to be mailed, the Corporation recommends that insured mail be used with return receipt or acknowledgement of receipt requested.

        A cheque representing the amount payable to a former holder of PKZ Common Shares who has complied with the procedures set out above will, as soon as practicable after the Effective Date and after the receipt of all required documents: (i) be forwarded to the former Shareholder at the address specified in the Letter of Transmittal by insured first-class mail; or (ii) be made available at the offices of the Depositary, 100 University Avenue, Toronto, Ontario for pickup by the holder as requested by the holder, in the Letter of Transmittal. Under no circumstances will interest accrue or be paid by the Acquiror or the Depositary on the consideration for the PKZ Common Shares to persons depositing PKZ Common Shares with the Depositary, regardless of any delay in making any payment for the PKZ Common Shares.

        Where a share certificate has been destroyed, lost or misplaced, the registered holder of that share certificate should immediately complete the Letter of Transmittal as fully as possible and return it together with a letter describing the loss, to the Depositary in accordance with instructions in the Letter of Transmittal. The Depositary has been instructed to respond with replacement share certificate requirements which are also set out in Section 4.2 of the Plan of Arrangement. All required documentation must be completed and returned to the Depositary before a cheque will be issued.

        Shareholders whose PKZ Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact that intermediary for instructions and assistance in delivering share certificates representing those PKZ Common Shares.

Procedures for Optionholders

        Optionholders will receive instructions from the Corporation with respect to the Meeting and voting.

        The details of the procedures under which Optionholders will be paid for their Eligible Options are set out in a letter from PetroKazakhstan to each of the Optionholders (an "Instruction Letter") to be delivered separately.

        The Instruction Letter contains important information about the manner in which Optionholders will receive payment for their Eligible Options. Optionholders (other than Optionholders residing in Kazakhstan) should complete and return the Instruction Letter to the Depositary at one of the offices specified in the Instruction Letter. Any Optionholders who are also Shareholders must also complete a Letter of Transmittal relating to their PKZ Common Shares.

        Optionholders (other than Optionholders residing in Kazakhstan) who deposit a properly completed and signed Instruction Letter will be forwarded the consideration to which they are entitled at the address specified in the Instruction Letter, or such consideration will be available at the offices of the Depositary as specified in the Instruction Letter, as soon as practicable after the later of the Effective Date and the date of receipt by the Depositary of the relevant Instruction Letter. Optionholders who do not deposit a properly completed and signed Instruction Letter will be forwarded the consideration to which they are entitled at the latest address of such Optionholder as it appears in the Corporation's records or, in the case of Optionholders in Kazakhstan, in accordance with the Corporation's internal distribution procedures.

        Whether or not Optionholders forward an Instruction Letter to the Depositary, upon the completion of the Plan of Arrangement on the Effective Date, Optionholders will cease to hold Options as of the Effective Date and will only be entitled to receive the consideration (if any) to which they are entitled under the Plan of Arrangement.

        If you are a holder of Eligible Options at the Effective Time, any payment made to you by PetroKazakhstan as described above may be subject to applicable Canadian income and payroll withholding taxes or similar obligations in the United Kingdom or other applicable countries. In general, no such withholding for Canadian income and payroll withholding taxes will be required on a payment if the holder is neither employed nor resident in Canada, and such payment is not reasonably attributable to the duties of any office or employment performed in Canada. Holders of Eligible Options should consult their tax advisors regarding the tax consequences of exercising their Eligible Options prior to the Effective Time and having the underlying PKZ Common Shares purchased pursuant to the Plan of Arrangement or having their Eligible Options treated in the manner described above under the Plan of Arrangement. Optionholders who do not exercise their Options prior to October 14, 2005 will not be entitled to receive the dividend of C$0.20 per PKZ Common Share referred to under "Information Concerning the Corporation — Recent Developments".

        No commission will be charged to Optionholders for the consideration received under the Plan of Arrangement. It is not possible to determine precisely when the Arrangement will become effective. If the Final Order is obtained and all conditions set forth in the Arrangement Agreement are satisfied or waived,

PetroKazakhstan will file the Articles of Arrangement giving effect to the Arrangement as soon as reasonably practicable, such that the Effective Date is expected to be on or about October 19, 2005.

        The cheques representing the amounts payable to former holders of Eligible Options will, as soon as practicable after the Effective Date: (i) be forwarded to the former Optionholder at the address specified in the Instruction Letter by insured first-class mail; (ii) be made available at the offices of the Depositary at 100 University Avenue, Toronto, Ontario for pickup by the former Optionholder as requested by the former Optionholder in the Instruction Letter; (iii) be forwarded to the former Optionholder at the latest address of the Optionholder in the Corporation's records, if the former Optionholder has not submitted a completed and signed Instruction Letter; or (iv) in the case of Optionholders who reside in Kazakhstan, distributed to such Optionholders in accordance with the Corporation's internal distribution procedures. Under no circumstances will interest accrue or be paid by the Corporation or the Depositary on the consideration for the Eligible Options to the former Optionholders, regardless of any delay in making any payment for the Eligible Options.

WHERE YOU CAN FIND MORE INFORMATION

        The following documents, each filed by the Corporation with the Canadian securities regulatory authorities, are specifically incorporated by reference and form an integral part of this Circular:

  •
  the Corporation's Quarter 2, 2005 Interim Report dated July 27, 2005;

  •
  the Corporation's Annual Information Form dated March 21, 2005 for the year ended December 31, 2004; and

  •
  the Corporation's Management Proxy Circular dated March 4, 2005 in respect of the Corporation's 2005 Annual General Meeting.

        Furthermore, each Appendix to this Circular is incorporated by reference and forms a part of this Circular.

        Any statement contained in a document incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        Financial information on the Corporation can be found in the Corporation's most recent annual report and management discussion and analysis for the year ended December 31, 2004.

        These documents and other documents the Corporation is required to make public are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and will be provided promptly and free of charge, upon request, to any Securityholder. No information contained on, or accessible through, these or any other websites is incorporated by reference herein other than the information set forth above that is expressly stated to be incorporated herein. The web addresses are inactive textual references and are for informational purposes only.

LEGAL MATTERS

        Certain legal matters in connection with the Arrangement will be passed upon for the Corporation by Davies Ward Phillips & Vineberg LLP, insofar as Canadian legal matters are concerned, and Paul, Weiss, Rifkind, Wharton & Garrison LLP insofar as U.S. legal matters are concerned.

        Certain legal matters in connection with the Arrangement will be passed upon for Acquiror and CNPCI by Osler, Hoskin & Harcourt LLP, insofar as Canadian legal matters are concerned and by LeBoeuf, Lamb, Greene & McRae LLP insofar as U.S. legal matters are concerned.

        Goldman Sachs International, which is authorised and regulated in the United Kingdom by The Financial Services Authority, is acting for the Corporation and no one else in connection with the Arrangement and will not be responsible to any person other than the Corporation for providing the protections afforded to the clients of Goldman Sachs International or for providing advice in relation to the Arrangement.

APPROVAL BY THE CORPORATION

        The contents of this Circular and its mailing to the Securityholders have been approved by the Board of Directors.

September 16, 2005

By order of the Board of Directors.

Anthony R. Peart
Senior Vice President, General Counsel and Corporate Secretary

APPENDIX A — ARRANGEMENT RESOLUTION

Resolution for Consideration by the Holders (the "Shareholders") of
Class A Common Shares of PetroKazakhstan Inc. (the "PKZ Common Shares")
and the holders (the "Optionholders") of options to acquire PKZ Common Shares (the "Options"),
Voting as a Single Class, at the Special Meeting of Shareholders and Optionholders of PetroKazakhstan Inc.

BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving PetroKazakhstan Inc. (the "Corporation"), 818 Acquisition Inc. and the Shareholders and Optionholders of the Corporation, as more particularly described and set forth in the Management Information Circular (the "Circular") of the Corporation dated September 16, 2005 (as the Arrangement may be or may have been modified or amended), is hereby authorized, approved and adopted.

2.
The plan of arrangement (the "Plan of Arrangement") involving the Corporation, 818 Acquisition Inc. and the Shareholders and Optionholders of the Corporation, the full text of which is set out as Schedule A to the Arrangement Agreement (the "Arrangement Agreement") made between the Corporation and CNPC International Ltd. and which is attached as Appendix B to the Circular (as the Plan of Arrangement may be or may have been modified or amended), is hereby authorized, approved and adopted.

3.
The determination of the board of directors of the Corporation (i) to terminate the letter agreement dated August 2, 2005 between the Corporation and certain parties relating to the pursuit of certain venture production sharing agreements in Central Asia (the "Central Asian Opportunity") conditional upon the Arrangement becoming effective, (ii) to not object to the pursuit of the Central Asian Opportunity by the Chairman and Chief Executive Officer of the Corporation and certain other members of the Corporation's management, and (iii) to authorize the Corporation to enter into the letter agreement dated September 11, 2005 between the Corporation, CNPCI and the Chairman and Chief Executive Officer of the Corporation, is hereby approved, ratified and confirmed.

4.
Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the Shareholders and Optionholders of the Corporation or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the Shareholders and Optionholders of the Corporation (i) to amend the Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement.

5.
Any one officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the seal of the Corporation or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the ABCA in accordance with the Arrangement Agreement for filing.

6.
Any one officer or director of the Corporation is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby.

A-1

APPENDIX B — ARRANGEMENT AGREEMENT

EXECUTION COPY

ARRANGEMENT AGREEMENT
Dated August 21, 2005
Between
CNPC International Ltd.
and
PetroKazakhstan Inc.

ARRANGEMENT AGREEMENT

        THIS AGREEMENT dated the 21st day of August, 2005.

B E T W E E N:

      CNPC International Ltd.,
      a corporation existing under the laws of the Cayman Islands,

      (hereinafter called "      Parent"),

- and -

      PetroKazakhstan Inc.,
      a corporation existing under the laws of Alberta,

      (hereinafter called "      Company").

        WHEREAS Company and Parent wish to propose an arrangement involving Company, Acquiror and the shareholders of Company;

        AND WHEREAS the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the Business Corporations Act (Alberta);

        AND WHEREAS the parties hereto have entered into this Arrangement Agreement (this "Agreement") to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

        NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1   Definitions

        In this Agreement, unless the context otherwise requires:

  "ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended;

  "Acquiror" means 818 Acquisition Inc., a corporation existing under the laws of Alberta, or another wholly-owned direct or indirect subsidiary of Parent existing under the laws of Alberta;

  "Acquisition Proposal" means any (i) merger, amalgamation, consolidation, recapitalization, arrangement, business combination or take-over bid, (ii) sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) which exceeds 20% of the book value of the assets of Company or (iii) sale of 20% or more of the issued and outstanding shares or equity of Company or rights or interests therein or thereto, or similar transactions, or series of transactions, involving Company or any Material Entities of Company, or a proposal or offer or public announcement of an intention to do any of (i), (ii) or (iii), excluding the Arrangement and the transactions permitted pursuant to this Agreement;

  "Arrangement" means the arrangement involving Company and its Shareholders under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement;

  "Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting;

  "Articles of Arrangement" means the articles of arrangement of Company in respect of the Arrangement required by the ABCA to be filed with the Registrar after the Final Order is made;

  "business day" means any day, other than a Saturday, a Sunday and a statutory holiday in Toronto, Ontario, London, England or Beijing, China;

  "Canadian GAAP" means generally accepted accounting principles in Canada;

  "Company Common Shares" means the Class A common shares of Company;

  "Company Disclosure Letter" has the meaning ascribed thereto in Section 1.10;

  "Company Meeting" means the special meeting of Shareholders to be called and held for the purpose of considering the Arrangement and any adjournments or postponements thereof;

  "Company Plans" has the meaning ascribed thereto in Section 15 of Schedule B; and "Company Plan" means any one of them;

  "Confidentiality Agreement" means the Confidentiality Agreement dated April 8, 2005 between Company and Parent, as amended;

  "Consideration" means, in respect of each Company Common Share, $55.00 in cash;

  "Court" means the Court of Queen's Bench of Alberta;

  "Dissent Rights" means the rights of dissent of the holders of Company Common Shares in respect of the Arrangement described in section 3.1 of the Plan of Arrangement;

  "Effective Date" means the date the Arrangement is effective under the ABCA;

  "Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date;

  "Encumbrance" includes, without limitation, any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest in property, option, right of first refusal or offer, adverse claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

  "Environmental Approvals" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Entities pursuant to Environmental Laws;

  "Environmental Laws" means all applicable Laws, including applicable common laws, relating to the protection of the environment and employee and public health and safety;

  "Final Order" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

  "Governmental Entity" means any applicable (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including the Securities Authorities;

  "Hazardous Substance" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law, and including, without limitation, any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurons, heavy metals, radon gas, mould spores and mycotoxins;

  "Incentive Stock Option Plan" means the stock option plan of Company made effective as of May 29, 2000, as amended on May 8, 2002;

  "Interim Order" means the interim order of the Court, as the same may be amended, pursuant to subsection 193(4) of the ABCA containing declarations and directions in respect of Company under the ABCA with respect to the Arrangement and the Company Meeting;

  "Joint Venture Entities" means, in respect of Company, each of the joint ventures listed in the Company Disclosure Letter;

  "Laws" means all laws, by-laws, rules, regulations, orders, rulings, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entity, including applicable securities laws and the rules and regulations of any stock exchange or quotation system on which the securities of the Company are listed;

  "material adverse change" or "material adverse effect" on Company means any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition, assets, liabilities (contingent or otherwise) of Company and its Material Entities taken as a whole, other than any change, effect, event, occurrence, circumstance or state of facts (i) relating to general political, economic or financial conditions, including in Canada, the United States or Kazakhstan, (ii) relating to the state of securities markets in general, including any reduction in Canadian, United States, European or other market indices, (iii) reasonably attributable to the announcement of this Agreement or the transactions contemplated hereby, including the reaction or position of any Kazakhstani Governmental Entity or any change in the trading price of Company Common Shares, (iv) relating to the oil and gas industry in general and not specifically relating to Company or its Material Entities or (v) relating to changes in Laws (including tax Laws) or the interpretation, application or non-application of Laws by Governmental Entities;

  "Material Entities" means each of the Subsidiaries of Company and Joint Venture Entities listed in the Company Disclosure Letter;

  "Options" means the stock options outstanding under the Incentive Stock Option Plan;

  "Parties" means Company, Parent and Acquiror; and "Party" means any one of them;

  "Plan of Arrangement" means the plan of arrangement in the form and content of Schedule A annexed hereto and any amendment or variation thereto made in accordance with Article 5 of the Plan of Arrangement, Section 7.1 hereof or upon the direction of the Court in the Final Order;

  "Proxy Circular" means the management information circular prepared by Company for the Company Meeting;

  "Publicly Disclosed by Company" means disclosed by Company or a Material Entity in a public filing made with a Securities Authority prior to the date hereof;

  "Registrar" means the Registrar appointed pursuant to section 263 of the ABCA;

  "Securities Authorities" means the Alberta Securities Commission and the other securities regulatory authorities in Canada and the United States Securities and Exchange Commission;

  "Shareholders" means the holders of Company Common Shares;

  "Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the board of directors thereof and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of existing contracts, agreements and commitments;

  "Superior Proposal" means any bona fide written Acquisition Proposal made unsolicited after the date hereof by a third party (other than Parent and its affiliates), directly or indirectly, to acquire all or substantially all of the assets of the Company or more than 50% of the Common Shares, and that in the good faith determination of the Board of Directors of Company (based upon advice from its financial advisors and outside legal counsel) (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (b) would, if consummated in accordance with its terms, result in a transaction more favourable to Shareholders from a financial point of view than the transactions contemplated by this Agreement; and (c) in respect of which the financing is then committed or confirmation is provided from the sources of financing to be used to complete the transaction contemplated by such proposal that such financing is available without delays or conditions (other than the conditions attached to such proposal);

  "Third Party Consents" in respect of or in contemplation of the transactions contemplated by the Agreement or the Arrangement (collectively, an "Event") means all consents, approvals and waivers that are required under, or are necessary to ensure that, the Event, or the consummation thereof, does not result in a violation or breach of, or give rise to any termination or rights of first refusal or other buy-sell rights under, any contract, agreement, licence, franchise or permit to which Company, or any Material Entities is bound or is subject to or is the beneficiary.

1.2   Interpretation Not Affected by Headings, Etc.

        The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3   Article References, Etc.

        Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.4   Number and Gender

        In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof).

1.5   Date for Any Action

        If the date on which any action is required to be taken hereunder by any Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6   Currency

        Unless otherwise stated, all references in this Agreement to sums of money are expressed in United States dollars.

1.7   Schedules

        Schedules A, B and C annexed to this Agreement are incorporated by reference into this Agreement and form part hereof.

1.8   Accounting Matters

        Unless otherwise stated, all accounting terms used in this Agreement in respect of Company shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature in respect of Company required to be made shall be made in a manner consistent with Canadian GAAP and, when used in connection with Company or its Subsidiaries, on a basis consistent with the annual audited consolidated financial statements of Company for the fiscal year ended December 31, 2004.

1.9   Material

        The terms "material" and "materially" shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a Party and its Subsidiaries (and, in the case of Company, the Joint Venture Entities) taken as a whole or would significantly impede the completion of the Arrangement or the other transactions contemplated hereby.

1.10 Disclosure in Writing

        The phrase "except as previously disclosed in writing" and similar expressions used in this Agreement shall be construed for all purposes of this Agreement as referring to a disclosure letter prepared by Company and delivered to Parent contemporaneously with the execution and delivery of this Agreement (the "Company Disclosure Letter"). Disclosure by Company in any particular schedule or exhibit of the Company Disclosure Letter will be deemed to be disclosure of the information for all purposes of this Agreement.

1.11 Material Entities

        Notwithstanding any other provisions hereof, the representations and warranties given hereunder with respect to the Material Entities that are Joint Venture Entities are given by Company only to the best of the actual knowledge of its executive officers, based on inquiry of the management of Company or its Material Entities (excluding such Joint Venture Entities) but without inquiry of the management or employees of the Joint Venture Entities, except for the representations and warranties given respecting Company's direct or indirect ownership and other rights and obligations in respect of such Joint Venture Entities. Covenants given by Company which refer to any of the Material Entities shall not extend to the Joint Venture Entities; provided however, that if an issue relating to any of the Joint Venture Entities arises, which issue would be the subject matter of any of the covenants contained in this Agreement but for the fact that the covenants do not extend to the Joint Venture Entities, subject to any pre-existing agreement, Company shall use reasonable commercial efforts to comply with such covenant and shall vote its voting interests in the relevant Joint Venture Entity in respect of such issue consistent with complying with the relevant covenant as though such covenant did extend to the relevant Joint Venture Entity. Company shall also exercise any other proper influence in the relevant Joint Venture Entity in a manner consistent with complying with the relevant covenant as though such covenant did extend to the relevant Joint Venture Entity, subject to any applicable Laws, applicable fiduciary duties or contractual obligations (other than under this Agreement). For the purpose of this Section, "executive officer" means any of: Bernard Isautier, Mike Azancot, Clayton Clift, Anthony Peart, Dermot Hassett, Ihor Wasylkiw, Graeme Phipps and Thomas Dvorak.

1.12 Acquiror

        Parent hereby covenants that it shall cause Acquiror to execute and assume the benefits and obligations of this Agreement pertaining to it by no later than September 9, 2005. Prior to such execution, references in this Agreement to "Acquiror" or "Parent and Acquiror" shall be interpreted so as to mean Parent alone.

ARTICLE 2
THE ARRANGEMENT

2.1   Interim Order

        As soon as reasonably practicable, Company shall apply to the Court in a manner acceptable to Parent, acting reasonably, pursuant to subsection 193(2) of the ABCA and, in cooperation with Parent and Acquiror, prepare, file and diligently pursue an application for the Interim Order providing, among other things:

  (a)
  for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

  (b)
  that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Company Meeting;

  (c)
  that, in all other respects, the terms, restrictions and conditions of Company's articles of incorporation and by-laws, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

  (d)
  for the grant of the Dissent Rights; and

  (e)
  for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.2   Final Order

        If the Interim Order and the approval of Shareholders are obtained, Company shall as soon as reasonably practicable thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to subsection 193(9) of the ABCA.

2.3   Payment to Company

        If in connection with the satisfaction of the payment of the cash consideration to the Shareholders as required by the Final Order:

  (a)
  the Company receives funds from the Acquiror or the Parent;

  (b)
  the Company receives funds from a bank or another financial institution sent on behalf of the Acquiror or the Parent; or

  (c)
  the Company draws funds on a Letter of Credit issued by Citibank, N.A. for the account of the Acquiror or the Parent in favour of the Company as beneficiary,

Company acknowledges that it receives such funds not as beneficiary but as trustee for the Shareholders, and the Company undertakes that it will immediately upon receipt pay such funds to the Depository to the extent that such payment shall satisfy the obligation of the Acquiror pursuant to Article 4.1 of Schedule A and to the extent that such funds are used solely for the purpose of paying the consideration payable by the Acquiror for shares in the Company and for no other purpose.

2.4   Articles of Arrangement and Effective Date

        Company will carry out the terms of the Interim Order and the Final Order as soon as is reasonably practicable after the issuance of the Interim Order and Final Order, respectively, and as soon as practicable following the receipt of the Final Order and subject to the satisfaction or waiver of the conditions set forth in Article 6, Company shall file articles of arrangement with the Registrar pursuant to subsection 193(10) of the ABCA to give effect to the Arrangement and implement the Plan of Arrangement. The Arrangement shall become effective on the Effective Date and the steps to be carried out pursuant to the Arrangement shall become effective on the Effective Date in the order set out in the Plan of Arrangement.

2.5   Company Approval

  (a)
  Company represents as of the date hereof that the members of the Board of Directors that participated in the meeting held to consider the Arrangement and the other transactions contemplated by the Agreement:

  (i)
  have unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of Company; and

  (ii)
  have unanimously resolved to recommend that the Shareholders vote in favour of the Arrangement.

  (b)
  Company represents as of the date hereof that it has received an opinion of Goldman Sachs International, dated the date of this Agreement, to the effect that, as of such date, the Consideration is fair, from a financial point of view, to the Shareholders.

  (c)
  Company represents as of the date hereof that each member of its Board of Directors that participated in the meeting held to consider the Arrangement has advised that he intends to vote all Company Common Shares held by such director in favour of the Arrangement Resolution and will, accordingly, so represent in the Proxy Circular.

2.6   Options

        Company shall take all necessary actions to cause the vesting of all outstanding Options prior to the Effective Time to permit holders of Options to exercise all Options prior to the Effective Time and shall be entitled to make arrangements in order to facilitate the conditional exercise of Options, conditional upon the Arrangement becoming effective, and any Company Common Shares issued pursuant to any such conditional exercise shall be accepted as validly subject to the Arrangement.

2.7   Guarantee of Parent

        Parent hereby unconditionally and irrevocably guarantees the due and punctual performance by Acquiror of each and every obligation of Acquiror arising under this Agreement and the Arrangement, including, without limitation, the payment of the Consideration pursuant to the Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF COMPANY

3.1   Representations

        Company hereby makes to Parent and Acquiror the representations and warranties as set forth in Schedule B to this Agreement as of the date of this Agreement and acknowledges that each of Parent and Acquiror is relying upon those representations and warranties in connection with entering into this Agreement.

3.2   Survival of Representations and Warranties

        The representations and warranties of Company contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIROR

4.1   Representations

        Each of Parent and Acquiror hereby makes to Company the representations and warranties as set forth in Schedule C to this Agreement as of the date of this Agreement, and acknowledges that Company is relying upon those representations and warranties in connection with entering into this Agreement.

4.2   Survival of Representations and Warranties

        The representations and warranties of Parent and Acquiror contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.

ARTICLE 5
COVENANTS

5.1   Press Releases; Filings

  (a)
  The Parties agree to consult with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement. Each Party shall provide the other Parties with a reasonable period of time to review and comment on all such press releases prior to release thereof. The Parties agree to issue jointly a press release with respect to this Agreement as soon as practicable, in a form acceptable to each Party, and each Party agrees to file a copy of this Agreement with applicable Securities Authorities, to the extent such filing is required by Law. Each of the Parties agrees not to make any public statement that is inconsistent with such press release.

  (b)
  Each of Parent and Acquiror will make all filings and applications and submissions of information under all Laws which are applicable in connection with the Arrangement and the other transactions contemplated by this Agreement. The Company will (i) cooperate and assist Parent and Acquiror in the making of all such filings and submissions and the obtaining of any related consents, approvals or waivers, including, if requested by the Parent or Acquiror, pursuant to the Kazakhstan Subsoil Use Law and with the Kazakhstan Committee for Protection of Competition of the Ministry of Industry and Trade, and (ii) assist Parent and Acquiror in any discussions which Parent and Acquiror may wish to have with any other parties to the Joint Venture Entities upon the reasonable request of Parent, provide all reasonable assistance and furnish all reasonably available information to Parent and Acquiror to defend, rebut or otherwise challenge any claims (A) that this Agreement or the Arrangement trigger any rights for any third party to purchase the Company's interest in any Joint Venture Entities, or violate any agreement relating to any Joint Venture Entities; or (B) in any manner challenging or seeking to prevent, delay or interfere with this Agreement or the Arrangement; in each case promptly upon the reasonable request of Parent. For greater certainty, nothing in this Section 5.1 shall be interpreted in such a manner so as to give rise to a condition or termination right in favour of Parent or Acquiror as a result of a failure to obtain any such consent, approval or waiver.

5.2   Covenants of Company

        Company covenants and agrees that, without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed) or except as contemplated in this Agreement or the Arrangement or the Company Disclosure Letter, from the date hereof until the earlier of the Effective Date or the day upon which this Agreement is terminated:

  (a)
  in a timely and expeditious manner it will:

  (i)
  prepare the Proxy Circular and provide Parent and Acquiror with reasonable opportunity to review and comment on drafts thereof (recognizing Company shall determine whether or not to take account of such comments, acting reasonably, and recognizing that each of Company, Parent and Acquiror has an interest in ensuring the Proxy Circular complies with all Laws) and file the

      Proxy Circular in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order and in accordance with all applicable Laws (provided that in any event the Company will have prepared all materials necessary for filing the application for the Interim Order with the Court and the Registrar within 30 days after the date of this Agreement), in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and ensure that such Proxy Circular does not contain any misrepresentation (as defined under applicable securities Laws);

    (ii)
    as soon as reasonably practicable after the execution of this Agreement but in any case before November 15, 2005 convene and conduct the Company Meeting in accordance with the Interim Order, Company's by-laws and applicable Laws; and

    (iii)
    provide notice to Parent and Acquiror of the Company Meeting and allow Parent's and Acquiror's representatives to attend the Company Meeting;

  (b)
  subject to Section 6.4 and Section 5.5(c), except as required for quorum purposes, not postpone or cancel (or propose for adjournment, postponement or cancellation of) the Company Meeting without the Acquiror's prior written consent except as required by Laws;

  (c)
  in a timely and expeditious manner, it will prepare (in consultation and in cooperation with Parent and Acquiror) and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Proxy Circular with respect to the Company Meeting and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

  (d)
  except for proxies (unless otherwise requested by Parent) and other non-substantive communications, it will furnish promptly to Parent and Acquiror, or provide Parent and Acquiror with reasonable access to review, a copy of each notice, report, schedule or other document or communication delivered, filed or received by Company in connection with the Arrangement, the Interim Order, the Company Meeting or the Final Order or any filings under applicable Laws;

  (e)
  at the request of Acquiror, it will use commercially reasonable efforts to solicit from the Shareholders proxies in favour of the Arrangement Resolution, including, if so requested by Acquiror, using the services of dealers and proxy solicitation services, and to take all other action that is necessary or desirable to secure the approval of the Arrangement Resolution, unless and until the Board of Directors of Company has changed its recommendation in accordance with the terms of this Agreement pursuant to Section 5.5;

  (f)
  it will permit Parent and Acquiror and their counsel to review and comment upon drafts of all material to be filed by Company with the Court in connection with the Plan of Arrangement and provide counsel to Parent and Acquiror on a timely basis with copies of any notice of appearance and evidence served on Company or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice (written or oral) received by Company indicating any intention to oppose the granting of the Final Order or to appeal the Final Order;

  (g)
  give Parent prompt notice of any written notice of dissent, withdrawal of such notice, and any other instruments received by the Company pursuant to any such dissent rights;

  (h)
  except as previously disclosed in writing to Parent and Acquiror or in contemplation of or to give effect to the transactions contemplated by this Agreement or the Arrangement, it shall, and shall cause each of its Material Entities to, conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice;

  (i)
  except in contemplation of or to give effect to the transactions contemplated by this Agreement or the Arrangement, and except as previously disclosed in writing to Parent and Acquiror, it shall not, directly or indirectly, whether by or through any Material Entity, do or permit to occur any of the following:

  (i)
  issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber (or permit any of the Material Entities to issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber) any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of it or any of its Material Entities, other than the issue of Company Common Shares pursuant to the exercise, conversion or payment in respect of Options (whether vested or unvested), in each case currently outstanding and, except as contemplated by Section 2.6, in accordance with their current terms;

  (ii)
  other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons in accordance with their terms), sell, lease (other than space leases) or otherwise dispose of (or permit any of its Material Entities to dispose of) any material assets or enter into any agreement or commitment in respect of any of the foregoing;

  (iii)
  amend or propose to amend its articles or by-laws or the articles, charter, by-laws or other similar organizational documents of any of its Material Entities or any of the terms of the Options, except as contemplated by Section 2.5;

  (iv)
  split, combine, reclassify or amend the material terms of any of its outstanding securities or any securities of its Material Entities, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Company Common Shares, except for regular quarterly cash dividends on the Company Common Shares in the normal course in accordance with its existing practice;

  (v)
  redeem, purchase or offer to purchase (or permit any of its Material Entities to redeem, purchase or offer to purchase) any Company Common Shares (including by way of issuer bid) or other equity securities of it or any of its Material Entities, unless otherwise required by the terms of such securities and other than pursuant to existing share purchase plans (other than by way of issuer bid), Options and obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons);

  (vi)
  repay, redeem, repurchase or retire, or otherwise make any payment in respect of any indebtedness for borrowed money or any of its debt securities, or any rights, warrants, calls or options to acquire any of its debt securities, other than in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement, or authorize, or make any commitment to make any new capital expenditure or expenditures in excess of $20 million, except as currently set forth in the approved budgets of the Company;

  (vii)
  reorganize, amalgamate or merge it or any of its Material Entities with any other person, corporation, partnership or other business organization whatsoever;

  (viii)
  other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), acquire or agree to acquire any person, corporation, partnership, joint venture or other business organization (or material interest therein) or division or acquire or agree to acquire any assets which, in each case are, individually or in the aggregate, material, including by merger, amalgamation, plan of arrangement, acquisition of shares or otherwise;

  (ix)
  incur or commit to provide guarantees for borrowed money, incur or assume any additional indebtedness for borrowed money or issue any additional debt securities except for the purpose of the renewal of or the replacement of existing credit facilities, mortgages or financings with floating rate debt that is prepayable in no more than 30-day intervals;

    (x)
    except as required by Canadian GAAP or applicable Law make, change or revoke any material election relating to taxes, change any annual accounting period, adopt or change any existing accounting practices, take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any tax return or the payment of any tax, settle any material tax claim or assessment in an amount that exceeds, individually or in the aggregate, $20 million or surrender any right to claim a tax refund;

    (xi)
    acquire (including by merger, amalgamation, plan of arrangement, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets except purchases of inventory in the ordinary course of business consistent with past practice;

    (xii)
    pay, settle, discharge or satisfy any material claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice; and

    (xiii)
    except as otherwise provided in Section 5.8, amend, modify or terminate any insurance policy of the Company or any Material Entities in effect on the date hereof, except for the scheduled renewal of the Company's current directors' and officers' liability insurance policy for a period of not more than one year, on the terms (including price) currently in effect under such policy, or the most similar terms then available, as permitted by the terms of such policy and except for scheduled renewals of any other insurance policy of the Company or the Material Entities in effect on the date hereof in the ordinary course of business consistent with past practice;

  (j)
  it shall not, and shall cause each of its Material Entities to not, other than as previously disclosed in writing to Parent and Acquiror or with respect to employees in the ordinary course of business or as required pursuant to existing Company Plans or agreements, enter into or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any employees, officers or directors of it; provided that the foregoing shall not prevent Company from taking such action that is reasonably necessary to permit the conditional exercise of Options as provided in Section 2.6;

  (k)
  it shall use its reasonable commercial efforts (and cause each of its Material Entities to use reasonable commercial efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

  (l)
  it shall:

  (i)
  use its reasonable commercial efforts, and cause each of its Material Entities to use its reasonable commercial efforts, to preserve intact its business organizations and goodwill, to maintain satisfactory relationships with customers, suppliers, agents, tenants, co-owners, employees and others having business relationships with it or its Material Entities;

  (ii)
  not take any action, or permit any of its Material Entities to take any action, that would interfere with or be inconsistent with the completion of the transactions contemplated hereunder or would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time if then made; and

  (iii)
  promptly notify Parent and Acquiror of (A) any material adverse change, or any change which would reasonably be expected to become a material adverse change, in respect of Company, and (B) of any material Governmental Entity or third party litigation, complaints, investigations or hearings (or communications indicating that the same may be contemplated);

  (m)
  it shall not and shall cause its Material Entities not to settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Time;

  (n)
  except as previously disclosed in writing to Parent and Acquiror or as required by applicable Laws, it and its Material Entities shall not (i) authorize any waiver, release or relinquishment of any material contractual right or (ii) enter into or modify in any material respect or terminate any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to or termination of an existing contract or series of related existing contracts would be material to the Company or would have a material adverse effect on Company;

  (o)
  as soon as reasonably practicable, it shall use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and Parent's and Acquiror's obligations hereunder set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

  (i)
  effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement;

  (ii)
  oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the Arrangement in accordance with the terms hereof; and

  (iii)
  cooperate with Parent and Acquiror in connection with the performance by them of their obligations hereunder, including providing such information about Company and its Material Entities as may be reasonably required by any potential lender to the Parent or Acquiror in connection with the funding of the Consideration under the Arrangement;

  (p)
  it shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or the other transactions contemplated hereby, provided that where Company is required to take any such action or refrain from taking such action (subject to its commercially reasonable efforts) as a result of this Agreement, Company shall immediately notify Parent and Acquiror in writing of such circumstances; it shall use its commercially reasonable efforts to conduct its affairs and shall cause its Material Entities to conduct their affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Date as if made on and as of such date; and

  (q)
  it shall promptly advise Acquiror and Parent in writing:

  (i)
  if it becomes aware that the Proxy Circular or any application for an order hereunder contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made or that otherwise requires an amendment or supplement to the Proxy Circular or such application;

  (ii)
  of any event, condition or circumstance that would be reasonably expected to cause any representation or warranty of Company contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

  (iii)
  of any material adverse effect on Company or any event, occurrence or development which would be reasonably expected to have a material adverse effect on Company; and

    (iv)
    of any material breach by Company of any covenant, obligation or agreement contained in this Agreement.

5.3   General Covenants of Parent and Acquiror

        Each of Parent and Acquiror covenants and agrees that, except as contemplated by this Agreement, the Arrangement and transactions (including financing transactions) necessary to implement the Arrangement, until the earlier of the Effective Date and the day upon which this Agreement is terminated:

  (a)
  in a timely and expeditious manner it shall take all such steps and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by Parent and Acquiror, as applicable;

  (b)
  Parent shall take all necessary action to ensure that Acquiror performs its obligations hereunder, including, without limitation, ensuring that Acquiror has sufficient funds to carry out its obligations under this Agreement and the Arrangement and to pay related fees and expenses;

  (c)
  as soon as reasonably practicable, it shall use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and Company's obligations hereunder set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

  (i)
  effect all necessary registrations, filings and submissions of information requested by Governmental Entities or required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement;

  (ii)
  oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the Arrangement in accordance with the terms hereof;

  (iii)
  fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by the Acquiror and Parent and the Arrangement required to be fulfilled or satisfied by each of them; and

  (iv)
  cooperate with Company in connection with the performance by it of its obligations hereunder;

  (d)
  it shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or the other transactions contemplated hereby, provided that where Parent or Acquiror is required to take any such action or refrain from taking such action (subject to its commercially reasonable efforts) as a result of this Agreement, it shall immediately notify Company in writing of such circumstances;

  (e)
  except for proxies and other non-substantive communications, it shall furnish promptly to Company a copy of each notice, report, schedule or other document or communication delivered, filed or received by Parent or Acquiror in connection with the Arrangement or the Interim Order, any filings under applicable Laws and any dealings with Governmental Entities in connection with, or in any way affecting, the transactions contemplated herein;

  (f)
  in a timely and expeditious manner, it shall provide to Company all information as may be reasonably requested by Company or as required by the Interim Order or applicable Laws with respect to Parent and Acquiror and their respective Subsidiaries and their respective businesses and properties for inclusion in the Proxy Circular with respect to the Company Meeting or in any amendments or supplements to such Proxy Circular complying in all material respects with all applicable Laws on the date of mailing thereof and shall ensure such information does not contain any misrepresentation (as defined under applicable securities Laws); and

  (g)
  it shall promptly advise Company in writing:

  (i)
  of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of Acquiror and Parent contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date); and

  (ii)
  of any material breach by Acquiror or Parent of any covenant, obligation or agreement contained in this Agreement.

5.4   Covenants Regarding Non-Solicitation

  (a)
  Company shall not, directly or indirectly, through any officer, director, employee, representative or agent of Company or any of its Subsidiaries, or otherwise:

  (i)
  solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal or potential Acquisition Proposal;

  (ii)
  participate in any negotiations or discussions regarding, or provide any confidential information with respect to or otherwise cooperate in any way with, any Acquisition Proposal or potential Acquisition Proposal;

  (iii)
  withhold, withdraw or modify in a manner adverse to Parent and Acquiror the approval of the Board of Directors of Company of the transactions contemplated hereby;

  (iv)
  approve or recommend any Acquisition Proposal or potential Acquisition Proposal; or

  (v)
  cause Company to enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal;

    provided however that, notwithstanding the preceding part of this Section 5.4(a) and any other provision of this Agreement, nothing shall prevent the Board of Directors of Company, prior to the approval of the Arrangement Resolution by the Shareholders at the Company Meeting, from considering, participating in discussions or negotiations in respect of or responding to an unsolicited bona fide written Acquisition Proposal from any person (but, subject to Section 5.5, not approve, recommend, accept or enter into any agreement, arrangement or understanding with respect to such Acquisition Proposal), provided that (A) the Board of Directors of Company determines in good faith, after consultation with financial and outside legal advisors, that the Acquisition Proposal is a Superior Proposal; (B) the Board of Directors of Company after consultation with outside legal advisors, determines in good faith it is necessary for the Board of Directors of Company to take such action in order to avoid breaching its fiduciary duties; and (C) prior to entering into discussions or negotiations with any person regarding the Superior Proposal, Company notifies the Acquiror and Parent of its determination that such Acquisition Proposal constitutes a Superior Proposal;

  (b)
  Company shall cease and cause to be terminated any discussion, negotiations, solicitation, encouragement, or activity by Company or its representatives or agents with any parties other than the other Parties hereto, with respect to any potential Acquisition Proposal, and in connection therewith, Company will request (and exercise all rights it has to require) the return or destruction of information regarding Company and its Material Entities previously provided to any such person or any other person. Company agrees not to release any third party from any confidentiality or standstill agreement to which such third party is a party, or modify or waive the terms thereof;

  (c)
  Promptly, and in any event within 24 hours, after the receipt by directors or senior officers of Company or by its representatives or agents of any bona fide written Acquisition Proposal, or any material amendments to such Acquisition Proposal, or any request for non-public information relating to Company or any Material Entity, Company shall notify Acquiror and Parent at first orally and then in writing. Such written notice shall include a description of the terms and conditions of any inquiry or Acquisition Proposal or any amendment thereto, the identity of the person making such inquiry or

    Acquisition Proposal and provide such other details of the Acquisition Proposal or inquiry as Acquiror or Parent may reasonably request, including a copy of any written Acquisition Proposal. Company shall, upon request of Acquiror or Parent, promptly inform Acquiror or Parent of the status, including any change to the material terms, of any such Acquisition Proposal;

  (d)
  If, prior to the approval of the Arrangement Resolution by the shareholders at the Company Meeting, Company receives a request for material non-public information from a person who proposes an Acquisition Proposal in respect of Company (the existence and content of which have been disclosed to Parent or Acquiror), and the Board of Directors of Company determines that such proposal is a Superior Proposal pursuant to Section 5.4(a) then, and only in such case, the Board of Directors of Company may, subject to the execution of a confidentiality agreement, provide such person with access to information regarding Company; provided, however, that (i) Company sends a copy of any such confidentiality agreement to Parent and Acquiror immediately upon its execution; (ii) if the confidentiality agreement in question contains standstill or confidentiality provisions that are less restrictive than the comparable provisions, or omits restrictive provisions, contained in the Confidentiality Agreement, then the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provisions or to omit such restrictive provisions, as the case may be; and (iii) Parent and Acquiror are provided with a list of, and access to, the information, if any, provided to such person that was not previously provided to Parent and Acquiror;

  (e)
  Company shall reaffirm its recommendation of the transaction to be effected by the Plan of Arrangement by press release promptly after: (A) any Acquisition Proposal which is publicly announced and determined not to be a Superior Proposal; or (B) Company, Parent and Acquiror enter into an amended Agreement; and

  (f)
  Company shall ensure that its officers, directors and employees and its Subsidiaries and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 5.4, and it shall be responsible for any breach of this Section 5.4 by its financial advisors or other advisors or representatives.

5.5   Notice by Company of Superior Proposal Determination

  (a)
  Company covenants that:

  (i)
  Company shall not enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.4(d)) (a "Proposed Agreement") on the basis that it would constitute a Superior Proposal; and

  (ii)
  Company's Board of Directors will not withdraw, modify or change its recommendation concerning the Arrangement after the public announcement of an Acquisition Proposal that is a Superior Proposal in respect of which no Proposed Agreement has been or is proposed to be entered into (an "Announced Acquisition Proposal") or recommend any Announced Acquisition Proposal, unless (A) it has provided Parent and Acquiror with written notice that the Company's Board of Directors has determined that it has received a Superior Proposal and, in the case of clause (a)(i) above, it has provided Acquiror with a copy of any Proposed Agreement executed by the party making such Superior Proposal not less than five business days prior to its proposed execution by Company, and in the case of clause (a)(ii) above, it has provided Parent and Acquiror with not less than five business days written notice that the Company's Board of Directors intends to withdraw, modify or change its recommendation regarding the Arrangement following the public announcement of an Announced Acquisition Proposal or to recommend any Announced Acquisition Proposal (either such five day period, the "Notice Period"); (B) it has complied with Section 5.4 with respect thereto; (C) the approval of the Arrangement by the Shareholders has not yet occurred; (D) it has complied with the provisions of Section 5.5(b); and (E) before entering to any Proposed Agreement, this Agreement shall have been terminated pursuant to Section 8.1(e). Any Proposed Agreement or such written notice, as applicable, shall, if relevant, be accompanied by a written document from the

    Company's Board of Directors regarding the value in financial terms that Company's Board of Directors has, in consultation with financial advisors, determined in good faith should be ascribed to any non-cash consideration offered under the Proposed Agreement or Announced Acquisition Proposal, as applicable.

  (b)
  During the Notice Period (as defined above), Company acknowledges that Acquiror shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement and the Arrangement. The Board of Directors of Company will review any offer by Acquiror to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Acquiror's offer upon acceptance by Company would result in such Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors of Company so determines, it will enter into an amended agreement with Acquiror reflecting Acquiror's amended proposal. If (i) Acquiror does not offer to amend the terms of this Agreement and the Arrangement or (ii) the Board of Directors of Company determines, in good faith and after consultation with its financial and legal advisors that such Superior Proposal continues to be a Superior Proposal and therefore rejects Acquiror's amended proposal and (iii) Company has complied with the other requirements of Section 5.4(a), Company shall be entitled to enter into the Proposed Agreement and withdraw, modify or change its recommendation concerning the Arrangement and recommend the Superior Proposal.

  (c)
  If Company provides Acquiror with notice under Section 5.5(a) on a date that is less than five business days before the date of the Company Meeting, subject to applicable Laws, Company shall postpone or adjourn the Company Meeting to a date that is at least five business days but not more than 10 business days after the scheduled date of the Company Meeting.

  (d)
  Company also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 5.5(a) to initiate an additional five business day notice period.

5.6   Access to Information

  (a)
  Subject to Section 5.6(b) and applicable Laws, upon reasonable notice, Company shall (and shall cause each of its Material Entities to) afford Parent's and Acquiror's officers, employees, counsel, accountants and other authorized representatives and advisors ("Representatives") reasonable access, during normal business hours from the date hereof and until the earlier of the Effective Time or the termination of this Agreement, to its and its Material Entities' financial or accounting records, properties, books, contracts and records as well as to its management personnel, and, during such period, Company shall (and shall cause each of its Material Entities to) furnish promptly to Parent and Acquiror all information concerning Company's and its Material Entities' business, properties and personnel as Parent and Acquiror may reasonably request. Nothing in the foregoing shall require Company to disclose information subject to a written confidentiality agreement with third parties, or customer-specific or competitively sensitive information relating to areas or projects where Parent, Acquiror or any of their respective affiliates is a competitor. Company agrees to consult and cooperate in a reasonable manner with Parent and Acquiror with respect to (i) any of the foregoing matters, and (ii) any matters relating to material litigation to which the Company is a party.

  (b)
  Each of Parent and Acquiror acknowledges that information provided by Company to it under Sections 5.4(c) and 5.6 is subject to the Confidentiality Agreement which shall remain in full force and effect notwithstanding any other provision of this Agreement or any termination of this Agreement.

5.7   Employment Agreements and Related Matters

  (a)
  Each of Parent and Acquiror covenants and agrees, and after the Effective Time will cause Company and any successor to Company to agree, to honour and comply with the terms of those existing employment, severance and indemnification agreements or arrangements of Company which have been Publicly Disclosed by Company or which Company has disclosed in the Company Disclosure Letter, provided that nothing shall prevent the termination of any agreement that is terminable in accordance with its terms.

  (b)
  Each of Parent and Acquiror also covenants and agrees, and after the Effective Time it will cause Company and any successor to Company to agree, that it will deal with any employees of Company who are not party to an employment agreement with Company and whose employment may be terminated after the Effective Date and on or prior to December 31, 2006 in a fair and equitable manner consistent with the existing termination practices of Company as disclosed to Parent and Acquiror in the Company Disclosure Letter.

5.8   Directors' and Officers' Insurance

  (a)
  Parent and Acquiror shall ensure that the by-laws of Company and any corporation continuing following any amalgamation, merger, plan of arrangement, consolidation or winding-up of Company with or into one or more other persons (a "Continuing Corporation") shall contain the provisions with respect to indemnification set forth in Company's by-laws, which provisions shall not, except to the extent required by law, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Company, unless required by Law, and Parent and Acquiror shall ensure that the obligations of Company under any indemnification agreements between Company and its directors and certain officers continue in place and are assumed by, if applicable, any Continuing Corporation.

  (b)
  Each of Parent and Acquiror agrees that Company shall, prior to the Effective Time, purchase and maintain for the period from the Effective Time until six years after the Effective Time on a "trailing" (or "run-off") basis, a directors' and officers' insurance policy for all present and former directors and officers of Company, covering claims made prior to or within six years after the Effective Time, on terms and conditions which are no less advantageous to the directors and officers of Company and providing no less than $20 million of coverage for all such present and former directors and officers of Company provided, however, that in purchasing and maintaining such policy, the Company shall not pay more than $4 million unless Parent consents otherwise.

5.9   Merger of Covenants

        The covenants set out in this Agreement (except for Sections 5.6(b), 5.7, 5.8, 5.9 and 9.1 which shall survive the completion of the Arrangement and except for Sections 5.6(b), 5.9, 8.2 and 8.3 which shall survive the termination of this Agreement) shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 6
CONDITIONS

6.1   Mutual Conditions

        The obligations of Company, Parent and Acquiror to complete the Arrangement and the other transactions contemplated herein are subject to the fulfilment of the following conditions at or before the Effective Time or such other time as is specified below:

  (a)
  the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

  (b)
  the Arrangement Resolution shall have been approved by the Shareholders at the Company Meeting, in accordance with the Interim Order;

  (c)
  the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

  (d)
  the Effective Date shall occur on or before November 30, 2005, subject to any extension available to a Party pursuant to Section 6.4; and

  (e)
  this Agreement shall not have been terminated pursuant to Article 8.

        The foregoing conditions are for the mutual benefit of Company on the one hand and Parent and Acquiror on the other hand and may be waived, in whole or in part, by a Party at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before November 30, 2005, then subject to Section 6.4, a Party may rescind and terminate this Agreement by written notice to the other Parties in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such rescinding Party's breach of this Agreement.

6.2   Company Conditions

        The obligation of Company to complete the Arrangement and the other transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

  (a)
  the representations and warranties made by Parent and Acquiror in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties expressly speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and each of Parent and Acquiror shall have provided to Company a certificate of two qualified officers certifying such accuracy on the Effective Date;

  (b)
  each of Parent and Acquiror shall have complied in all material respects with its covenants herein, and each of Parent and Acquiror shall have provided to Company a certificate of two qualified officers certifying that it has so complied with its covenants herein; and

  (c)
  Acquiror shall have provided evidence reasonably satisfactory to Company that it has received the funds necessary to complete the transactions contemplated hereby.

        The foregoing conditions precedent are for the benefit of Company and may be waived, in whole or in part, by Company in writing at any time. If any of the said conditions shall not be complied with or waived by Company on or before November 30, 2005, then subject to Section 6.4, Company may rescind and terminate this Agreement by written notice to Parent and Acquiror in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Company's breach of this Agreement.

6.3   Parent and Acquiror Conditions

        The obligation of Parent and Acquiror to complete the Arrangement and the other transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

  (a)
  the representations and warranties made by Company in Sections 1, 2, 3, 4(a), 4(b) and 10 of Schedule B of this Agreement which are qualified by the expression "material adverse change" or "material adverse effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties expressly speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and Company shall have provided to Parent and Acquiror a certificate of two qualified officers certifying such accuracy on the Effective Date;

  (b)
  the representations and warranties made by Company in the other sections of Schedule B of this Agreement which are qualified by the expression "material adverse change" or "material adverse effect" shall be true and correct as of the date of this Agreement, and all other representations and warranties made by Company in this Agreement which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and on the Effective Date Company shall have provided to Parent and Acquiror a certificate of two qualified officers certifying that from and after the date of this Agreement, Company has taken no action and has not conducted its business in a manner that would render any such representation or warranty untrue in any material respect as if made on the Effective Date;

  (c)
  from the date hereof up to and including the Effective Time, there shall not have occurred or have been disclosed to the public a material adverse change to Company that has not been Publicly Disclosed by Company or disclosed to Parent or Acquiror in writing prior to the date hereof, and Company shall have provided to Parent and Acquiror a certificate of two qualified officers to such effect on the Effective Date;

  (d)
  Dissent Rights shall not have been exercised in respect of more than 10% of the Company Common Shares (on a fully-diluted basis);

  (e)
  Company shall have complied in all material respects with its covenants herein, and Company shall have provided to Parent and Acquiror a certificate of two qualified officers certifying that Company has so complied with its covenants herein;

  (f)
  the Board of Directors of Company shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Company, to permit the consummation of the Plan of Arrangement;

  (g)
  the Board of Directors of the Company shall not have approved or recommended any Acquisition Proposal;

  (h)
  no person other than Acquiror and Parent shall have entered into a definitive agreement or an agreement in principle with the Company with respect to an Acquisition Proposal;

  (i)
  any consents, waivers, permits, orders and approvals of any Governmental Entity other than a Governmental Entity located in either of Kazakhstan or the People's Republic of China, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain would render completion of the Arrangement unlawful, shall have been obtained or satisfied on terms that would not reasonably be expected to have a material adverse effect on Acquiror or the Company; and

  (j)
  no legal action or proceeding that has a reasonable prospect of ultimate success and that is not frivolous or vexatious shall have been commenced after the date hereof by any person (other than Lukoil Overseas Kumkol B.V. in respect of any legal action or proceeding in Kazakhstan or before the Arbitration Institute of the Stockholm Chamber of Commerce, or Arbitration Institute of the International Chamber of Commerce, Paris relating exclusively to AO Turgai Petroleum) or Governmental Entity (other than a Governmental Entity located in Kazakhstan) to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of Acquiror to own or exercise full rights of ownership of all of the outstanding Company Common Shares and all of the outstanding shares or other ownership interests of Material Entities owned by Company.

        For greater certainty, the Parties acknowledge that the obligations of Company, Parent and Acquiror to complete the transactions contemplated hereby shall not be subject to the receipt of any approval from any Governmental Entity of the Republic of Kazakhstan, and each of Parent and Acquiror acknowledge and agree that any regulatory risk relating to Kazakhstan shall be borne by Parent and Acquiror. The foregoing conditions precedent are for the benefit of Parent and Acquiror and may be waived, in whole or in part, by Parent and Acquiror in writing at any time. If any of the said conditions shall not be complied with or waived by Parent and Acquiror on or before November 30, 2005, then subject to Section 6.4, Parent and Acquiror may rescind and terminate this Agreement by written notice to Company in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Parent's or Acquiror's breach of this Agreement.

6.4   Notice and Cure Provisions

        Each Party will give prompt notice to the other Parties of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

  (i)
  cause any of the representations or warranties of any other Party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date, as applicable;

  (ii)
  result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by any other Party prior to the Effective Date; or

  (iii)
  result in the failure to satisfy any of the conditions precedent in its favour contained in Sections 6.1, 6.2 or 6.3, as the case may be.

        Subject as herein provided, a Party may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 6.1, 6.2 and 6.3 or exercise any termination right arising therefrom; provided, however, that (A) forthwith and in any event prior to the filing of the Final Order and Articles of Arrangement for acceptance by the Registrar, the Party intending to rely thereon has delivered a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition precedent or termination right, as the case may be and (B) if any such notice is delivered, and a Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other Parties may not terminate this Agreement until the later of November 30, 2005 and the expiration of a period of 30 days from such notice. If such notice has been delivered prior to the date of the Company Meeting, Company shall have the right, but not the obligation, to postpone such meeting until the expiry of such period.

6.5   Merger of Conditions

        The conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing of Articles of Arrangement as contemplated by this Agreement, and the issuance of a certificate of arrangement and certificate of amendment in respect thereof under the ABCA. Company acknowledges and agrees that it shall have no right to file Articles of Arrangement unless such conditions have been satisfied, fulfilled or waived.

ARTICLE 7
AMENDMENT

7.1   Amendment

        This Agreement may, at any time and from time to time before or after the holding of the Company Meeting, be amended by mutual written agreement of the Parties without further notice to or authorization on the part of the Shareholders, and any such amendment may, without limitation:

  (a)
  change the time for performance of any of the obligations or acts of the Parties;

  (b)
  waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

  (c)
  waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

  (d)
  waive compliance with or modify any conditions precedent herein contained;

provided, however, that any such change, waiver or modification does not invalidate any required Shareholder approval of the Arrangement.

7.2   Mutual Understanding Regarding Amendments

        In addition to the transactions contemplated hereby or at the request of a Party, the Parties will continue from and after the date hereof and through and including the Effective Date, to use their respective commercially reasonable efforts to maximize present and future planning opportunities for Parent and Acquiror and for Company and its Subsidiaries as and to the extent that the same shall not prejudice any Party or its securityholders. Without limiting the generality of the foregoing, the Company shall assist and co-operate with Parent and Acquiror in determining whether the Canadian tax "bump" rules would apply upon an amalgamation of Company and Acquiror to include the amount determined under paragraph 88(1)(d) of the Tax Act when calculating the tax cost of capital property held by the amalgamated company (including shares of Company's Subsidiaries held by Company immediately prior to the amalgamation) pursuant to paragraph 88(1)(c) of the

Tax Act, and the form of transaction structure necessary to achieve the application of the Canadian tax "bump" rules as described above. Such planning opportunities shall be implemented only upon the prior written agreement of the Parties. The Parties will ensure that such planning activities do not impede the progress of the Arrangement in any material way. If Company effects any transaction contemplated hereby or upon Parent's or Acquiror's request before the Effective Date for such purposes, Parent and Acquiror will be responsible for any structuring and unwinding costs if the Arrangement is not effected.

        The Parties mutually agree that if a Party proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Company on the one hand and Parent and Acquiror on the other hand will act reasonably in considering such amendment and if the other Party or Parties and their shareholders are not prejudiced by reason of any such amendment, the other Party or Parties will co-operate in a reasonable fashion with the Party proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the securityholders.

        Company covenants and agrees to cooperate with Parent and Acquiror in invoking at Parent's and Acquiror's request a right of first refusal or right of first offer mechanism in favour of the co-owners, joint venturers or partners of one or more Company properties contained in any co-ownership, joint venture, partnership or similar agreements to which Company or any Subsidiary of Company is a party in order to give the other co-owners, joint venturers or partners the right to purchase Company's or its Subsidiary's interests in the affected properties if such rights are triggered as a result of the Arrangement or if Parent and Acquiror choose to offer such rights to such co-owners, joint venturers or partners.

ARTICLE 8
TERMINATION

8.1   Termination

        This Agreement may be terminated at any time prior to the Effective Date:

  (a)
  by mutual written consent of the Parties;

  (b)
  as provided in Sections 6.1, 6.2 and 6.3, subject to Section 6.4;

  (c)
  by Parent and Acquiror if, prior to the Effective Time, the Board of Directors of Company shall have (i) withdrawn, withheld, qualified or modified in a manner adverse to Parent its recommendation of the Arrangement and this Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days after public announcement of an Acquisition Proposal shall be considered an adverse modification), (ii) approved or recommended any Acquisition Proposal or (iii) after a period of five business days after public announcement of an Acquisition Proposal the Board of Directors of the Company shall have failed to reaffirm its recommendation of the Arrangement and this Agreement as promptly as practicable but in any event within five business days after receipt of any written request to do so from Parent;

  (d)
  by Parent and Acquiror or by Company if the Company Meeting shall have been held and completed and the approval of the Arrangement by Shareholders required by Section 6.1(b) shall not have occurred;

  (e)
  subject to prior payment by Company to Acquiror of the amount payable under Section 8.2, by Company in the circumstances specified in Section 5.5; or

  (f)
  by Parent and Acquiror if the Company Meeting has not occurred on or before November 15, 2005.

8.2   Break Fee

        If:

  (a)
  this Agreement is terminated by Company pursuant to Section 8.1(e); or

  (b)
  this Agreement is terminated by Parent and Acquiror pursuant to Section 8.1(c); or

  (c)
  this Agreement is terminated by Parent, Acquiror or Company pursuant to Section 8.1(d) or 8.1(f) and (A) and after the date of this Agreement and prior to such termination (in the case of Section 8.1(f)) or prior to the date of the Special Meeting (in the case of Section 8.1(d)), an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such date; and (B) concurrently with such termination or within 12 months following such termination, the Company enters into or submits to the Shareholders for approval, an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated;

then Company shall pay to Parent, in the case of (a) prior to termination of this Agreement or (b) within five business days following the termination of this Agreement, and in the case of (c) within five business days of the consummation of the Acquisition Proposal, $125 million in immediately available funds to an account designated by Acquiror/Parent. Company shall not be obligated to make more than one payment pursuant to this Section 8.2.

8.3   Effect of Termination

        In the event of termination in accordance with Section 8.1, written notice shall be provided forthwith by the terminating Party to the other Parties, specifying the provision pursuant to which the termination is being made and except as provided in Section 5.9, each Party shall be deemed to have released, remised and forever discharged the other Parties in respect of any and all claims arising in respect of this Agreement; provided that no Party will be relieved from liability for any breach of any covenant, representation or warranty contained in this Agreement prior to such termination; and further provided that Company will be relieved from liability for any breach of any covenant, representation or warranty in this Agreement upon payment of the Break Fee. Notwithstanding anything in this Section 8.3 to the contrary, payment by Company and acceptance by Parent of the amounts required to be paid pursuant to Section 8.2 shall not be in lieu of any damages or any other payment or remedy available in the event of any wilful or intentional breach by Company of any of its obligations under this Agreement.

ARTICLE 9
GENERAL

9.1   Expenses

        The Parties agree that all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the transactions contemplated hereby, including legal fees, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

        Company on the one hand and Parent and Acquiror on the other hand represent and warrant to each other that, except for Goldman Sachs International, in the case of Company, and Citigroup Global Markets Inc. in the case of Parent and Acquiror, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement and the transactions contemplated hereby.

9.2   Remedies

        The Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and advisors and that such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties, Company (if either Parent or Acquiror is the breaching Party) or Acquiror and Parent (if Company is the breaching Party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, Article 8, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or in equity to each of the Parties.

9.3   Notices

        Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, and if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, and if not, the next succeeding business day) unless actually received after 4:00 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next succeeding business day.

        The address for service of each of the Parties hereto shall be as follows:

  (a)
  if to Company:

    PetroKazakhstan Inc.
    Hogarth House
    29-31 Sheet Street
    Windsor, Berkshire SL4 1BY
    United Kingdom

    Attention: Anthony R. Peart
    Senior Vice President,
    General Counsel and Corporate Secretary

    Fax: 011.44.1753.410.046

  with a copy to:

    Davies Ward Phillips & Vineberg LLP
    44th Floor
    1 First Canadian Place
    Toronto, ON M5X 1B1

    Attention: Vincent A. Mercier

    Fax: 416.863.0871

  (b)
  if to Parent or Acquiror:

    CNPC International Ltd.
    No. 6-1 Fuchmengen Beidajie,
    Xicheng District,
    Beijing, China
    100034

    Attention: Mr. Huang Yu

    Fax: 8610-5855-1001

  with a copy to:

    LeBoeuf, Lamb, Greene & MacRae
    Suite 1908
    China World Tower 2
    No. 1 Jian Guo Men Wai Avenue
    Beijing 100004
    China

    Attention: Ingrid Zhu-Clark

    Fax: 86-10-6505-9235

    and to:

    Osler, Hoskin & Harcourt LLP
    1 First Canadian Place, Suite 6100
    Toronto, Ontario Canada M5X 1B8

    Attention: Clay Horner

    Fax: (416) 862-6666

9.4   Time of the Essence

        Time shall be of the essence in this Agreement.

9.5   Entire Agreement

        This Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties hereto and cancel and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, whether oral or written, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof other than those contained in this Agreement or in the Confidentiality Agreement.

9.6   Further Assurances

        Each Party shall, from time to time, and at all times hereafter, at the request of the other Party, but without further consideration, do all such other acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

9.7   Governing Law

        This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein, except for the Arrangement which shall be governed by the ABCA. Except for the implementation of the Arrangement and the Interim Order and Final Order, each Party hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

9.8   Severability

        If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Arrangement is consummated as originally contemplated to the greatest extent possible.

9.9   Execution in Counterparts

        This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument.

9.10 Waiver

        No investigations made by or on behalf of any of the Parties, at any time, shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by Company, Parent or Acquiror in or pursuant to this Agreement. No waiver of any condition or other provision, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

9.11 Enurement and Assignment

        This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any Party without the prior written consent of the other Parties, which consent may be unreasonably withheld, provided, however, that the Acquiror may assign any of or all its rights, interests and obligations under this Agreement to Parent or any direct or indirect wholly-owned subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve the Acquiror of any of its obligations under this Agreement.

        IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

CNPC INTERNATIONAL LTD.
Per:	(Signed) Wang Dongjin Name: Wang Dongjin Title: President and Director
(Signed) Huang Yu Name: Huang Yu Title: Vice President
PETROKAZAKHSTAN INC.
Per:	(Signed) Bernard F. Isautier Name: Bernard F. Isautier Title: President and Chief Executive Officer
(Signed) Anthony R. Peart Name: Anthony R. Peart Title: Senior Vice President, General Counsel and Corporate Secretary

SCHEDULE A TO APPENDIX B

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1   Definitions

        In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith:

  "ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended;

  "Acquiror" means 818 Acquisition Inc., a corporation existing under the laws of Alberta;

  "Arrangement" means the proposed arrangement under the provisions of section 193 of the ABCA on the terms and conditions set forth in this Plan of Arrangement and any amendment thereto made in accordance with Article 7 of the Arrangement Agreement and Article 5 hereof or the direction of the Court in the Final Order;

  "Arrangement Agreement" means the agreement made between Parent and Company dated August 21, 2005 providing for, among other things, the Arrangement, and all amendments thereto;

  "Arrangement Resolution" means the special resolution passed by the Securityholders at the Meeting (voting together as a single class) approving the Arrangement;

  "Business Day" means any day, other than a Saturday, Sunday and a statutory holiday, in Toronto, Ontario, London, England or Beijing, China;

  "Company" means PetroKazakhstan Inc., a corporation existing under the ABCA;

  "Company Common Shares" means the Class A common shares of Company;

  "Company Dissenting Shareholder" means a Shareholder who exercises such holder's Dissent Rights;

  "Company Incentive Stock Option Plan" means the stock option plan of Company made effective as of May 29, 2000, as amended on May 8, 2002;

  "Company Option" means an option to acquire one Company Common Share granted prior to the Effective Date pursuant to the Company Incentive Stock Option Plan;

  "Court" means the Court of Queen's Bench of Alberta;

  "Depositary" means Computershare Trust Company of Canada;

  "Dissent Rights" means the right of a Shareholder to dissent in respect of the Arrangement Resolution pursuant to the procedures set forth in section 191 of the ABCA, Section 3.1, the Interim Order and the Final Order;

  "Effective Date" means the date the Arrangement is effective under the ABCA;

  "Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date;

  "Eligible Company Option" means a Company Option with an Exercise Price that is less than $55.00 as of the Effective Date;

  "Exercise Price" means the U.S. Dollar Equivalent of the price at which a Company Option may be exercised;

  "Final Order" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

  "Ineligible Option" means a Company Option with an Exercise Price that is equal to or greater than $55.00 as of the Effective Date;

  "Information Circular" means the Management Information Circular of Company dated September 16, 2005;

  "Interim Order" means the interim order of the Court pursuant to subsection 193(4) of the ABCA, as the same may be amended, containing declarations and directions in respect of Company under the ABCA with respect to the Arrangement and the Meeting;

  "Meeting" means the special meeting of Securityholders to be held for the purpose of considering the Arrangement Resolution, and any adjournment(s) or postponement(s) thereof;

  "Optionholder" means a holder of Company Options;

  "Parent" means CNPC International Ltd., a corporation existing under the laws of the Cayman Islands;

  "Plan of Arrangement" means this plan of arrangement as the same may be amended from time to time in accordance with the terms of Article 5 hereof or the direction of the Court in the Final Order;

  "Securityholders" means, collectively, the Shareholders and the Optionholders;

  "Shareholder" means a holder of Company Common Shares;

  "Tax Act" means the Income Tax Act (Canada); and

  "U.S. Dollar Equivalent" means, in respect of an amount expressed in Canadian dollars at any date, the product obtained by multiplying (i) the Canadian dollar amount and (ii) the noon spot exchange rate for Canadian dollars expressed in U.S. dollars as reported by the Bank of Canada on the Business Day immediately prior to such date, rounded to the nearest whole cent.

1.2   Construction

        In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

  (a)
  references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Plan of Arrangement and not to any particular Article or Section;

  (b)
  references to an "Article" or "Section" are references to an Article or Section of this Plan of Arrangement;

  (c)
  words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders, and references to a "person" or "persons" shall include individuals, corporations, partnerships, associations, bodies politic and other entities, all as may be applicable in the context;

  (d)
  the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

  (e)
  the word "includes" or "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; and

  (f)
  a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation.

1.3   Currency

        All references to currency herein are to United States dollars unless otherwise specified.

ARTICLE 2
THE ARRANGEMENT

2.1   Arrangement Agreement

        This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement and constitutes an arrangement as referred to in section 193 of the ABCA.

2.2   The Arrangement

        Commencing at the Effective Time, subject to the Dissent Rights referred to in Section 3.1, the following shall occur and be deemed to occur in the following order without any further act or formality and, except as otherwise noted in this Section 2.2, with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

  (a)
  Each Company Common Share issued and outstanding at the Effective Time (other than those held by Company Dissenting Shareholders) will be transferred to and acquired by Acquiror in exchange for $55.00 for each Company Common Share;

  (b)
  Each Company Option not yet vested shall be deemed to vest. Any exercise by an Optionholder of a Company Option on or after the Effective Time shall be deemed ineffective and such Company Option shall be treated in this Plan of Arrangement as not duly exercised. Each Company Option held by an Optionholder that has not been duly exercised prior to the Effective Time shall be treated as follows:

  (i)
  Each Eligible Company Option shall represent the right to receive from the Acquiror cash equal to $55.00 less the Exercise Price; and

  (ii)
  Each Ineligible Company Option shall be deemed at all times after the Effective Time to be terminated and of no further force and effect;

  (c)
  Each Eligible Company Option will be transferred to and acquired by the Company in exchange for an amount in cash equal to $55.00 less the Exercise Price of the Eligible Company Option; and

  (d)
  Upon the transfer of Company Common Shares pursuant to Section 2.2(b), the name of each Shareholder will be removed from the register of Shareholders and Acquiror will be added to the register of Shareholders.

ARTICLE 3
RIGHTS OF DISSENT

3.1   Rights of Dissent

        Registered holders of Company Common Shares may exercise Dissent Rights pursuant to and in the manner set forth in section 191 of the ABCA and in this Section 3.1 in connection with the Arrangement Resolution as the same may be modified by the Interim Order or the Final Order; provided that, notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by Company before 5:00 p.m. (Calgary time) on the Business Day immediately preceding the Meeting or by the Chairman of the Meeting, at or before the Meeting. Registered holders of Company Common Shares who duly exercise such Dissent Rights and who:

  (a)
  are ultimately entitled to be paid the fair value of their Company Common Shares shall be deemed to have transferred such shares to Acquiror on the Effective Date contemporaneously with the step of this Plan of Arrangement set out in Section 2.2(b) being effective; or

  (b)
  are ultimately not entitled to be paid the fair value for their Company Common Shares shall be deemed to have transferred such shares to Acquiror at the same time as the other transfers of Company Common Shares to Acquiror are effective pursuant to Section 2.2(b) and shall receive from Acquiror for each Company Common Share $55.00;

but in no case shall Company, Parent, Acquiror or any other person be required to recognize such holders as holders of Company Common Shares after the Effective Time, and the names of such holders shall be deleted from the register of Shareholders on the Effective Date. In addition to any other restrictions in section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) Optionholders; and (ii) Shareholders who vote in favour of the Arrangement Resolution.

ARTICLE 4
CERTIFICATES

4.1   Exchange of Certificates for Cash

        On the Effective Date, Acquiror shall deposit cash in immediately available funds (at Calgary) with the Depositary for the benefit of Shareholders, in an amount sufficient to pay all cash consideration payable by it to Shareholders under this Plan of Arrangement. From and after the deposit of such cash, the Depositary shall be considered to hold such funds for the sole benefit of the Shareholders. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Common Shares that were exchanged for cash under this Plan of Arrangement, together with such other documents or instruments as would have been required to effect the transfer of such Company Common Shares under the articles and by-laws of Company, together with such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or other instrument shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive pursuant to Section 2.2(b) hereof, net of any applicable withholding taxes.

        The cash deposited with the Depositary shall be held in an interest bearing account, and any interest earned upon such funds shall be for the account of Acquiror.

        Until surrendered as contemplated by this Section 4.1, each certificate or other instrument which immediately prior to the Effective Time represented Company Common Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificates as contemplated in this Section 4.1.

4.2   Lost Certificates

        In the event that any certificate which, immediately prior to the Effective Time, represented one or more outstanding Company Common Shares transferred pursuant to Section 2.2(b) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will pay in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder's letter of transmittal enclosed with the Information Circular. When authorizing such payment and delivery in exchange for such lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to Acquiror and the Depositary in such sum as Acquiror may direct, or otherwise indemnify Acquiror in a manner satisfactory to Acquiror, against any claim that may be made against Acquiror in respect of the certificate alleged to have been lost, stolen or destroyed.

4.3   Extinction of Rights

        If any Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Company Common Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 4.2), together with such other documents or instruments required for such Shareholder to receive payment for Company Common Shares, on or before the sixth anniversary of the Effective Date, such Shareholder shall be deemed to have donated and forfeited to Acquiror any cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such Shareholder to which such Shareholder is entitled. At and after the Effective Time, any certificate formerly representing Company Common Shares shall represent only the right to receive the consideration provided in the Plan of Arrangement; provided that such certificates shall, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever and shall be deemed to have been surrendered to Acquiror and shall be cancelled.

4.4   Withholding Rights

        Company, Acquiror and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of Company Common Shares or Eligible Company Options such amounts as Company, Acquiror or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of applicable federal, provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Company Common Shares or Eligible Company Options in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
AMENDMENTS

5.1   Amendments to Plan of Arrangement

  (a)
  Parent, Acquiror and Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the others, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Securityholders if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Parent, Acquiror or Company at any time prior to or at the Meeting (provided that the others shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of Parent, Acquiror and Company.

  (d)
  Any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by Company, provided that it concerns a matter which, in the reasonable opinion of Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Parent, Acquiror or any holder of Company Common Shares or Company Options.

SCHEDULE B TO APPENDIX B

REPRESENTATIONS AND WARRANTIES OF COMPANY

        Company hereby represents and warrants to the Parent and Acquiror that, except as set forth in the Company Disclosure Letter, this Agreement, the Plan of Arrangement or as Publicly Disclosed by Company:

1.
Organization.    Each of Company and its Material Entities has been duly incorporated or formed under all applicable Laws, is validly subsisting and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted. All of the outstanding shares of capital stock and other ownership interests of its Material Entities are validly issued, fully paid and non-assessable and all such shares and other ownership interests owned directly or indirectly by Company are owned free and clear of all material Encumbrances and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of its Material Entities except, in each case, pursuant to the restrictions on transfer contained in constating or foundation documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership, co-owner, co-tenancy or joint venture agreements, or pursuant to existing financing arrangements involving Subsidiaries, in each case as identified in Section 1 of the Company Disclosure Letter or as Publicly Disclosed by Company. Company has disclosed in writing to Parent and Acquiror the names and jurisdictions of incorporation of each of its Subsidiaries and Joint Venture Entities. Each of Company and each Material Entity is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Company.

2.
Capitalization.    The authorized capital of Company consists of an unlimited number of Company Common Shares and an unlimited number of Class B redeemable preferred shares, issuable in series. As at August 18, 2005, there were 74,020,265 Company Common Shares and no Class B redeemable preferred shares outstanding. As at August 18, 2005, there were 1,975,287 Options outstanding, providing for the issuance of 1,975,287 Company Common Shares upon the exercise thereof. Except as described in the immediately preceding sentence or as set forth in Sections 1 and 3 of the Company Disclosure Letter, there are no options, warrants, purchase rights, subscription rights, conversion privileges, exchange rights or preemptive rights or other rights, agreements, arrangements or other commitments of a similar nature to which Company or a Material Entity is bound relating to the issued or unissued share capital of Company or such Material Entity or obligating Company or any Material Entity to issue any shares of, or other equity interest in, Company or any Material Entity or securities or obligations of any kind convertible into or exchangeable for any shares of Company, any Material Entity or any other person, nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Company or any Material Entity. There have been no Company Common Shares issued since December 31, 2004, other than pursuant to the exercise or payment of Options. All outstanding Company Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Company or any Material Entity having the right to vote (or that are convertible for, exercisable into or exchangeable for securities having the right to vote) on any matter on which the holders of the Company Common Shares may vote. There are no outstanding contractual obligations of Company or any Material Entity to repurchase, redeem or otherwise acquire any outstanding Company Common Shares or any shares of any Material Entity with respect to the voting or disposition of any outstanding Company Common Shares or share of any Material Entity.

3.
Authority.    Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated by this Agreement have been duly authorized by the Board of Directors of Company and, subject to shareholder approval, no other corporate proceedings on the part of Company are necessary to authorize this Agreement or the transactions contemplated hereby other than in connection with the approval by the Board of Directors of Company of the Proxy Circular and other matters relating to the implementation of the Arrangement, and the approval by Shareholders required by the Interim Order and approval by the Court. This Agreement has been duly executed and delivered by Company and constitutes a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. Except as set forth in Sections 1 and 3 of the Company Disclosure Letter, the execution and delivery by Company of this Agreement and performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

  (a)
  result in a violation or breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give rise to any termination rights, or the amendment, acceleration or cancellation of or give rise to or change any rights or obligations of any person under any provision of:

  (i)
  its or any Material Entities' certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding with any party holding an ownership interest in any Material Entity;

  (ii)
  any Canadian, European, Bermudian or United States Law; or

  (iii)
  any contract, agreement, lease, licence, franchise or permit to which Company or any Material Entity is a party or is bound or is subject;

  (b)
  give rise to any right of termination or acceleration of indebtedness, or cause any third party indebtedness owing by it to come due before its stated maturity or cause any available credit to cease to be available which is material to the Company or its Material Entities taken as a whole;

  (c)
  result in the imposition of, give rise to or trigger any Encumbrance upon any of its assets or the assets of any Material Entities, or restrict, hinder, impair or limit the ability of Company or any Material Entities to carry on the business of Company or any Material Entity as and where it is now being carried on; or

  (d)
  give rise to any rights of termination, acceleration, disposition (including for greater certainty any put or call rights) or any other material rights on the part of any Person other than Company under any agreements governing or relating to any of the Joint Venture Entities;

  which in the case of (a)(ii), (a)(iii), (b) or (c) would, individually or in the aggregate, have a material adverse effect on Company.

4.
Consents and Approvals.

(a)
No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity outside of the Republic of Kazakhstan is required to be obtained by Company and its Material Entities in connection with the execution and delivery of this Agreement or the consummation by Company of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) the Final Order, (iii) filings with the Registrar under the ABCA and filings with Securities Authorities and stock exchanges and (iv) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, materially impede the completion of the Arrangement or the transactions contemplated hereby.

(b)
No Third Party Consents are required, except where the failure to obtain such consent, approval, or authorization would, individually or in the aggregate, have a material adverse effect on Company.

(c)
For certainty, no representation or warranty is made with respect to any consent, approval, order, authorization, declaration or filing required from or with any Governmental Entity in the Republic of Kazakhstan.

  (d)
  Based on the audited financial statements for the most recently completed fiscal year, neither the book value of the assets of Company located in Canada nor the gross revenues generated from such assets in or from Canada exceed CDN$50 million.

  (e)
  Company is not a "Canadian business", within the meaning of the Investment Canada Act.

5.
No Defaults.    Neither Company nor any of its Material Entities is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any material contract, agreement or licence to which it is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, have a material adverse effect on Company. Neither the Company nor any of its Material Entities is in violation of any applicable Laws which could have a material adverse effect on the Company or any of its Material Entities.

6.
Absence of Changes.    Except as publicly announced or as set forth in Section 6 of the Company Disclosure Schedule, since December 31, 2004:

(a)
Company and its Subsidiaries have conducted their businesses only in the ordinary and regular course of business consistent with past practice;

(b)
other than in the ordinary and regular course of business consistent with past practice, Company and its Material Entities have not incurred any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) which would, individually or in the aggregate, have a material adverse effect on Company;

(c)
neither Company nor any of its Material Entities has incurred or suffered individually or in the aggregate a material adverse change;

(d)
there has not occurred any damage, destruction or loss that is not fully covered by insurance (subject to normal deductibles) that would, individually or in the aggregate, have a material adverse effect on Company;

(e)
there has not occurred or arisen individual capital expenditure or commitment, or a series of related capital expenditure or commitments by Company or its Material Entities exceeding $20 million;

(f)
there has not occurred any change in accounting methods or practices (including any change in revenue recognition, capitalization, depreciation or amortization policies or rates) by Company except as may be required to comply with Canadian GAAP;

(g)
there has not occurred any material revaluation by Company of any of its assets;

(h)
there has not occurred any loan by Company or its Material Entities to any person or entity, incurrence by Company or its Material Entities of any indebtedness, issuance or sale of any debt securities of Company or its Material Entities or guaranteeing of any debt securities of others, except for advances to employees for travel and business expenses in the ordinary course of business, consistent with past practices and except for the incurrence of indebtedness (including the guarantee of subsidiary indebtedness) not in excess of $10 million;

(i)
there has not occurred any increase in or modification of the compensation payable or to become payable by Company or its Subsidiaries to any of their respective directors, officers or employees, or any grant to any such director, officer or employee of any increase in entitlements under, or general institution of, retention, severance or termination programs or pay, in each case, other than annual increases consistent with past practice or as a result of promotions in the ordinary course of business;

(j)
the adoption by Company or its Subsidiaries of, any increase in or modification of any bonus, pension, retention, insurance or benefit arrangement (including the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of their respective directors, officers or employees, in each case, other than annual increases consistent with past practice, as required under Law or collective agreements, or as a result of promotions in the ordinary course of business; and

  (k)
  Company has not entered into any interest rate, currency or commodity swaps, hedges or other similar financial instruments other than in the ordinary course of business and consistent with past practice.

7.
Employment Agreements

(a)
Company is not a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of Company.

(b)
Except as set forth in Sections 7, 5.2 and 5.7 of the Company Disclosure Letter, there are no contracts of employment entered into by Company or any Subsidiary with any employee of Company or any Subsidiary which would entitle such employee to receive enhanced benefits or payments upon the Company entering into this Agreement or any of the other documents contemplated by this Agreement to which the Company is a party or upon the consummation of the transactions contemplated hereby.

(c)
Neither Company nor any Material Entities: (i) is party to any collective bargaining agreement with a term that expires within the 12-month period following the date of this Agreement; or (ii) has any current, pending or threatened strikes (including official or unofficial strikes or other labour relations difficulties), work stoppage, slowdown or lockouts, union representation or organizing activities or unlawful labour practices or actions that, in the case of (i) and (ii), would, individually or in the aggregate, have a material adverse effect on Company.

(d)
Neither Company nor any Material Entity is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or threatened, or any litigation, actual or threatened, relating to employment or termination of employment of employees or independent contractors other than those claims or such litigation as would not, individually or in the aggregate, have a material adverse effect on Company.

8.
Financial Statements.    The audited consolidated statements of income and retained earnings and cash flows of Company for the fiscal years ended December 31, 2004 and 2003, the audited consolidated balance sheets of the Company as at December 31, 2004 and 2003 and the unaudited interim consolidated statements of income and retained earnings and cash flows of Company for the three-month period ended June 30, 2005 and unaudited consolidated balance sheet of the Company as at June 30, 2005, were prepared in accordance with Canadian GAAP consistently applied and fairly present in all material respects the consolidated financial condition of Company at the respective dates indicated and the results of operations and cash flows of Company (on a consolidated basis) for the periods covered.

9.
Books and Records.    The financial books, records and accounts of the Company and its Subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its Subsidiaries and (iii) accurately and fairly reflect the basis for the Company's financial statements. The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with Canadian GAAP, or any other criteria applicable to such statements and (B) to maintain accountability for assets. The Company's and its Subsidiaries' corporate records and minute books have been maintained substantially in compliance with applicable Laws and are complete and accurate in all material respects.

10.
Litigation, Etc.    Except as Publicly Disclosed by Company: (i) there is no claim, action, proceeding or investigation pending or, to the knowledge of Company, threatened against or relating to Company or any Material Entity or affecting any of their properties or assets before any court or governmental or regulatory authority or body or other Governmental Entity which would, if adversely determined, individually or in the aggregate, have a material adverse effect on Company or prevent or delay the consummation of the Arrangement; and (ii) neither Company nor any Material Entity nor their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree which has or would, individually or in the aggregate, have a material adverse effect on Company or prevent or delay consummation of the Arrangement or other transactions contemplated by this Agreement.

11.
Contingent Liabilities.    Except as set forth in Section 11 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except (i) liabilities or obligations set forth in the audited consolidated balance sheet of the Company as of December 31, 2004, or (ii) liabilities or obligations incurred since December 31, 2004 in the ordinary course of business consistent with past practice, none of which have had or would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company.

12.
Environmental.    All operations of Company and its Material Entities have been, and are now, in compliance in all material respects with all Environmental Laws, except where the failure to be in compliance would not, individually or in the aggregate, have a material adverse effect on Company. The Company and its Material Entities are in possession of, and in compliance with, all permits, authorizations, certificates, registrations, approvals and consents necessary under Environmental Laws to own, lease and operate their properties and to conduct their respective businesses as they are now being conducted or as proposed to be conducted, except where the failure to do so would not, individually or in the aggregate, have a material adverse effect on the Company. Neither Company nor any Material Entity is subject to:

(a)
any proceeding, application, order or directive which relates to environmental health or safety matters, and which may require any material work, repairs, construction or expenditures; or

(b)
any demand or notice with respect to the breach of any Environmental Laws applicable to Company or any Material Entity, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of Hazardous Substances, which would, individually or in the aggregate, have a material adverse effect on Company.

13.
Insurance.    All policies of insurance in force as of the date hereof naming Company as an insured shall remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the Arrangement or transactions contemplated hereby, other than such cancellations as would not, individually or in the aggregate, have a material adverse effect on Company.

14.
Tax Matters.    Company and each of its Material Entities have timely filed, or caused to be filed, all tax returns required to be filed by them (all of which returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all taxes that are due and payable, collectible and remittable in each case, except for any such tax returns or taxes the non-filing or non-payment of which have not had a material adverse effect on Company or which are being contested in good faith, and Company has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any taxes for the period covered by such financial statements that have not been paid, whether or not shown as being due on any tax returns.

15.
Pension and Employee Benefits

(a)
Other than the pension and other employee compensation and benefit obligations of Company and its Material Entities, disclosed in public filings or in the Company Disclosure Letter (collectively referred to as the "Company Plans"), the Company has no pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Company or any of its Material Entities. Company has complied, in all material respects, with all the terms of, and all applicable Laws in respect of, all Company Plans, and all Company Plans are fully funded and in good standing with such regulatory authorities as may be applicable.

(b)
There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the Company Plans or their assets which would, individually or in the aggregate, have a material adverse effect on Company.

16.
Properties.    Company and its Material Entities have good and sufficient title to the real property interests necessary to permit the operation of its businesses as presently owned and conducted, except for such failures of title that would not, individually or in the aggregate, have a material adverse effect on Company. All such properties and assets, other than properties and assets in which the Company or any Material Entity has leasehold interest, are free and clear of all Encumbrances, other than those Encumbrances that, in the aggregate, have not had and could not reasonably be expected to have a material adverse effect.

17.
Reports.    Company has filed with the Securities Authorities and stock exchanges on which the Company Common Shares are listed true and complete copies of all forms, reports, schedules, statements, material change reports and other documents required to be filed by it since December 31, 2003 (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the "Company Documents"). The Company Documents, at the time filed, (a) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and (b) complied in all material respects with the requirements of applicable securities Laws. Company has not filed any confidential material change or similar report with any Securities Authorities or such stock exchanges which at the date hereof remains confidential.

18.
Licences, Etc.    Company and each of its Material Entities owns, possesses, or has obtained and is in compliance in all material respects with, all licences, permits (including Environmental Approvals), certificates, orders, grants, approvals and other authorizations ("Permits") of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted, other than those the failure to own, possess, obtain or be in compliance with would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Company. No suspension or cancellation of any of the Permits is pending, or to the knowledge of the Company, threatened except where the suspension or cancellation of any of the Permits have not had and would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the Company.

19.
Material Contracts.    Except as set forth in Section 1 of the Company Disclosure Letter, there is no contract to which the Company or any of its Subsidiaries is a party or by which any of them or their respective properties or assets are bound that (i) if terminated, would reasonably be expected to have a material adverse effect on the Company; (ii) is a contract or group of related contracts which involves payments to or by the Company or any of its Subsidiaries of more than US$10 million per annum (other than contracts with suppliers and customers entered into in the ordinary course of business); (iii) is a contract that contains any non-competition obligations or otherwise restricts in any material way the business of the Company or any of its Subsidiaries; (iv) is a partnership or joint venture agreement in which the Company or any of its Subsidiaries participates as a general partner or joint venturer; (v) is a contract pursuant to which the Company or any of its Subsidiaries provides an indemnification to any other person (other than the Company or a wholly-owned Subsidiary), other than contracts with suppliers, distributors, sales representatives and customers entered into in the ordinary course of business or in an amount not in excess of US$10 million (the contracts described in items (i) to (v) collectively, the "Material Contracts"). Except as set forth in the Company Disclosure Letter, all Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Company and its Subsidiaries in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity), the Company and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and are not, and are not to the Company's knowledge alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect thereunder.

20.
United States Securities Laws.    Company is a foreign private issuer (as the term is defined in Rule 3b-4 of the United States Securities Exchange Act of 1934, as amended).

SCHEDULE C TO APPENDIX B

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIROR

1.
Organization.    Each of Parent and Acquiror has been duly incorporated or formed under all applicable Laws, is validly subsisting and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted. Acquiror is a wholly-owned subsidiary of Parent incorporated for the purpose of acquiring the Company Common Shares pursuant to the Arrangement Agreement and the Arrangement and has carried on no other business.

2.
Authority.    Each of Parent and Acquiror has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Acquiror, the performance by Parent and Acquiror of their obligations under this Agreement and the consummation by Parent and Acquiror of the transactions contemplated by this Agreement have been duly authorized by the Boards of Directors of Parent and Acquiror, and no other corporate proceedings on the part of Parent and Acquiror are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Acquiror and constitutes a legal, valid and binding obligation of each of Parent and Acquiror, enforceable against Parent and Acquiror in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. The execution and delivery by each of Parent and Acquiror of this Agreement and performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not in respect of each of Parent and Acquiror:

(a)
result in a violation or breach of or give rise to any termination rights under any provision of:

(i)
its certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or similar document;

(ii)
any Law, regulation, order, judgment or decree; or

(iii)
any contract, agreement, licence, franchise or permit to which Parent or Acquiror is bound or is subject;

(b)
give rise to any right of termination or acceleration of its indebtedness, or cause any third party indebtedness owing by it to come due before its stated maturity or cause any of its available credit to cease to be available; or

(c)
result in the imposition of any Encumbrance upon any of its assets or the assets of any Subsidiary, or restrict, hinder, impair or limit the ability of Parent or Acquiror or any Subsidiary to carry on the business of Parent, Acquiror or any Subsidiary as and where it is now being carried on or as and where it may be carried on which would, individually or in the aggregate, materially impede the completion of the Arrangement or the other transactions contemplated hereby.

3.     Consents and Approvals.

  (a)
  No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Parent or Acquiror or their Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Parent and Acquiror of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) the Final Order, (iii) filings which may be required under the ABCA, in the case of Acquiror and filings with and approvals required by the Securities Authorities and stock exchanges, (iv) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, materially impede the completion of the Arrangement or the other transactions contemplated hereby.

  (b)
  No consent, approval, or authorization is required under any material contract, agreement, licence, franchise or permit to which Parent or Acquiror is bound or is subject in connection with the execution and delivery of this Agreement or the consummation by Parent and Acquiror of the transactions contemplated hereby, where failure to obtain such consent, approval or authorization would, individually or in the aggregate, have a material adverse effect on the Parent or Acquiror, taken as a whole.

4.
Litigation, Etc.    There is no claim, action, proceeding or investigation pending or, to the knowledge of Parent or Acquiror, threatened against or relating to Parent or Acquiror or any Subsidiary or affecting any of their properties or assets before any court or governmental or regulatory authority or body and no material fact exists that, if adversely determined, would materially impede the completion of the Arrangement or the other transactions contemplated hereby. Neither Parent nor Acquiror nor any Subsidiary is subject to any outstanding order, writ, injunction or decree that would materially impede the completion of the Arrangement or the other transactions contemplated hereby.

5.
Sufficient Funds.    Parent has sufficient funds or has made adequate arrangements to have financing in place in order to provide sufficient funds to pay the aggregate Consideration in accordance with the terms of the Arrangement, and such financing is not subject to any condition precedent other than those conditions set forth in Article 6 hereof.

6.
Share Ownership.    Neither Parent nor Acquiror, nor their respective affiliates, is the beneficial owner of any Company Common Shares.

APPENDIX C — INTERIM ORDER

Action No.   0501-13439

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

        IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended

        AND IN THE MATTER OF a proposed Arrangement involving PetroKazakhstan Inc., 818 Acquisition Inc., and the Shareholders and Optionholders of PetroKazakhstan Inc.

THE HONOURABLE JUSTICE R.M. CAIRNS IN CHAMBERS	) ) )	AT THE COURT HOUSE, IN CALGARY, ALBERTA ON WEDNESDAY, SEPTEMBER 14, 2005.

INTERIM ORDER

        UPON THE APPLICATION of PetroKazakhstan Inc. ("PetroKazakhstan"); AND UPON reading the Petition and Affidavit of Anthony R. Peart sworn on September 14, 2005; AND UPON hearing counsel for PetroKazakhstan; AND UPON noting the consent of 818 Acquisition Inc.; AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the "ABCA") and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

  (a)
  the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft Management Proxy Circular of PetroKazakhstan (the "Circular"), which is attached as Exhibit A to the Affidavit of Anthony R. Peart of PetroKazakhstan, sworn on September 14, 2005 (the "Affidavit"); and

  (b)
  all references to "Arrangement" mean the Plan of Arrangement as described in the Affidavit and in the form attached as Schedule A to the Arrangement Agreement, which is attached as Appendix C to the Circular.

IT IS ORDERED AND DECLARED THAT:

General

1.
PetroKazakhstan shall seek approval of the Arrangement by the holders of its class A common shares ("Common Shares") and holders of options ("Options") to acquire Common Shares in the manner set out below.

Meeting of PetroKazakhstan Securityholders

2.
PetroKazakhstan shall call, hold and conduct a special meeting (the "Meeting") of the holders of Common Shares (the "Shareholders") and holders of Options (the "Optionholders") on or about October 18, 2005 and, in any event, no later than November 15, 2005, to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve the Arrangement and to conduct such other business set out in the Circular or as otherwise may properly be brought before the Meeting.

3.
The Meeting shall be called, held and conducted according to the provisions of the ABCA, the by-laws of PetroKazakhstan (unless varied by this Order), the Circular, this Order, and the rulings and directions of the Chairman of the Meeting. To the extent of any inconsistency, this Interim Order governs the Meeting.

4.
The quorum at the Meeting shall be, irrespective of the number of persons actually present at the Meeting, persons present in person or by proxy and holding or representing not less than 5% of the aggregate Common Shares and Options entitled to vote at the meeting. If no quorum is present within 30 minutes of the appointed Meeting time, the Meeting shall stand adjourned to a date 7 to 30 days later, as determined by the Chairman of the Meeting, at the same time and place. No notice of any adjourned Meeting is required and those persons present in person or by proxy entitled to vote at the adjourned Meeting (if at least 2 persons), will be a quorum for that Meeting.

5.
The procedure for the use of proxies at the Meeting shall be as set out in the Circular.

6.
Subject to the terms set out below, a Shareholder or Optionholder shall be entitled to one vote in respect of the Arrangement Resolution at the Meeting for each Common Share or option to acquire each Common Share, as applicable.

7.
PetroKazakhstan may in its discretion waive generally the time limits for the deposit of proxies by Shareholders or Optionholders, if PetroKazakhstan deems it advisable to do so.

Record Date

8.
The record date for determining the registered Shareholders and Optionholders entitled to receive the Meeting Materials (as defined in paragraph 10 below) and vote at the Meeting shall be the close of business on September 16, 2005 (the "Record Date").

9.
Any registered Shareholder or Optionholder as at the close of business on the Record Date, may attend the Meeting and vote at the Meeting, either in person or by proxy and any usual or common form of instruments of proxy may be used for such purpose. The by-laws of PetroKazakhstan and the ABCA will apply to persons who become Shareholders after the Record Date.

Notice

10.
At least 21 days prior to the day of the Meeting, PetroKazakhstan shall mail or deliver in the manner set out in paragraph 11, to registered Shareholders and Optionholders as of the Record Date, and to the directors and auditors of PetroKazakhstan and to the Executive Director the following:

  (i)
  a Notice of Special Meeting of PetroKazakhstan;

  (ii)
  the Circular;

  (iii)
  a Notice of Petition; and

  (iv)
  this Order;

  (collectively, the "Meeting Materials") all in substantially the forms which are incorporated in Exhibit A to the Affidavit of Anthony R. Peart, with such amendments as counsel may require (provided that such amendments are not inconsistent with the terms of this Interim Order), together with instruments of proxy and such other material as PetroKazakhstan may consider fit. This mailing or delivery shall constitute service of notice of the Petition, the Meeting and the hearing under the Petition for the Final Order approving the Arrangement. PetroKazakhstan shall not be required to make any other service on any other persons or of any other materials for these proceedings. In calculating the 21-day period, the date of mailing shall be included, but not the date of the Meeting.

11.
The Meeting Materials shall be sent by one or more of the following methods:

  (i)
  in the case of the registered Shareholders or Optionholders, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of PetroKazakhstan as of the Record Date or, if no address is shown therein, then to the last address of the person known to the Secretary of PetroKazakhstan, and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting;

    (ii)
    in the case of non-registered Shareholders, by:

    (a)
    providing copies of the Meeting Materials to non-objecting beneficial owners through their transfer agent in accordance with National Instrument 54-101; and

    (b)
    providing multiple copies of the Meeting Materials to intermediaries and registered nominees in a timely manner for objecting beneficial owners;

    (iii)
    in the case of the directors of PetroKazakhstan, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the individual directors; and

    (iv)
    in the case of the auditors of PetroKazakhstan, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the firm of auditors;

    and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Meeting upon such persons. Such notice is deemed to have been given 3 days after the Meeting Materials have been delivered to the post office, courier or other intermediary as described above.

12.
The accidental failure or omission on a de minimis basis to give notice of the Meeting to any one or more Shareholders, Optionholders or any other person, or any failure or omission to give notice as a result of events beyond the reasonable control of PetroKazakhstan (including, without limitation, any inability to utilize postal services) shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting.

Amendments

13.
With the consent of 818 Acquisition Inc. and CNPC International Ltd., PetroKazakhstan may make such amendments, revisions or supplements to the Plan of Arrangement as it may determine, provided that they are not detrimental to the interests of Shareholders or Optionholders, without any additional notice to the Shareholders or Optionholders, and the Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Meeting and the subject of the Arrangement Resolution.

Conduct of Meeting

14.
The Chairman of the Board of Directors of PetroKazakhstan shall be the Chairman of the Meeting, or if not present, the Chairman of the Special Committee of the Board shall be the Chairman of the Meeting, or if neither are present, Anthony R. Peart, Senior Vice President, General Counsel and Corporate Secretary, shall be the Chairman of the Meeting. If none of the foregoing persons is present at the Meeting, then the Chairman of the Meeting shall be selected in accordance with the by-laws of PetroKazakhstan.

15.
The only persons entitled to attend and speak at the meeting shall be the Shareholders or their authorized representatives, the Optionholders, PetroKazakhstan's directors and officers, PetroKazakhstan's auditors, the Executive Director and the professional legal and financial advisors to PetroKazakhstan, as well as such other persons with the permission of the Chairman of the Meeting.

16.
The requisite votes required to pass the Arrangement Resolution approving the Arrangement shall be as follows:

(a)
at least 66 2/3% of the votes cast in respect of the Arrangement Resolution by Securityholders, present or represented by proxy at the Meeting, voting as a single class; and

(b)
a simple majority of the votes cast by Shareholders, present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by the Related Parties.

17.
PetroKazakhstan is authorized to circulate the form of proxy for Shareholders and Optionholders in substantially the same form as is attached as part of Exhibit "A" to the Affidavit of Anthony R. Peart and is authorized, at its expense, to solicit proxies, directly or through its officers, directors and employees, and through agents that it may retain for that purpose, by mail, telephone or other forms of personal or electronic communication.

18.
To be valid, a proxy must be deposited with PetroKazakhstan in the manner described in the Circular no later than 5:00 p.m. (Toronto time) on Friday, October 14, 2005, or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the second business day preceding the date of the adjourned or postponed meeting.

19.
Any spoiled, illegible or defective votes and any abstentions shall be deemed votes not cast. Proxies that are properly signed and dated, but that do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20.
In all other respects, the Meeting shall be conducted in accordance with the by-laws of PetroKazakhstan and the ABCA, subject to such modifications as may be adopted at the Meeting.

21.
The scrutineer for the Meeting shall be Computershare Trust Company of Canada, acting through its representatives for that purpose, and their duties shall include:

  (i)
  invigilating and reporting to the Chairman of the Meeting on the deposit and the validity of the proxies;

  (ii)
  reporting to the Chairman of the Meeting on the quorum of the Meeting;

  (iii)
  reporting to the Chairman of the Meeting on the polls taken or ballots cast at the Meeting; and

  (iv)
  providing to the Board and to the Chairman written reports on matters related to their duties.

Dissent Rights

22.
The registered Shareholders as of the Record Date are entitled to a right of dissent analogous to the right under Section 191 of the ABCA, except as modified by this Order or the Arrangement, in connection with the Arrangement Resolution approving the Arrangement. They are entitled to receive from 818 Acquisition Inc. or an affiliated entity thereof, under the Arrangement and subject to the provisions of the ABCA, the fair value of their Common Shares for which they exercise dissent.

23.
A holder of Common Shares may not exercise the right of dissent in respect of only a portion of such holder's Common Shares but may dissent only with respect to all of the Common Shares held by the holder.

24.
Notwithstanding subsection 191(5) of the ABCA, the written objection required to be sent to PetroKazakhstan by a dissenting Shareholder pursuant to subsection 191(5) of the ABCA must be received by PetroKazakhstan c/o General Counsel of PetroKazakhstan at Sun Life Plaza, North Tower, #1460, 140 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3, by 5:00 p.m. (Calgary time) before the date of the Meeting, or by the Chairman of the Meeting at or before the Meeting, and the objection must otherwise comply with the requirements of Section 191 of the ABCA.

25.
A Shareholder who votes Common Shares at the Meeting, either in person or by proxy, in favour of the Arrangement Resolution approving the Arrangement shall not be entitled to exercise rights of dissent.

26.
Subject to further order of this Court, the rights available to the Shareholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the Shareholders.

27.
Notice to Shareholders of the right of dissent regarding the Arrangement Resolution approving the Arrangement and the right to receive, subject to the provisions of the ABCA, the fair value of their Common Shares, shall be sufficiently given by a description of those rights in the Circular to be sent to Shareholders in accordance with paragraphs 10 and 11 of this Order.

Final Application

28.
Subject to further Order of this Court and provided that the Shareholders and Optionholders have approved the Arrangement at the Meeting in the manner set forth in this Order, and provided the Board has not revoked its approval, PetroKazakhstan may proceed with an application for a Final Order for approval of the Arrangement at 1:00 p.m. on October 18, 2005 at the Court House, Calgary, Alberta or so soon after as counsel may be heard. Subject to the Final Order, and to the filing of the Articles of the

  Arrangement, PetroKazakhstan and all Shareholders will be bound by the Arrangement in accordance with its terms.

29.
Service of the Petition, in accordance with paragraphs 10 and 11 of this Order, shall constitute good and sufficient service of such Petition upon all persons who are entitled to receive notice of such Petition pursuant to the Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings.

30.
A Shareholder, Optionholder or other interested party (collectively "Interested Party"), desiring to appear and make submissions at the application for the Final Order, shall file with this Court and serve upon PetroKazakhstan and its counsel on or before 12:00 Noon (Calgary time) on October 11, 2005, a Notice of Intention to Appear, setting out the Interested Party's address for service together with any evidence or materials which are to be presented to the Court. Service of such notice on PetroKazakhstan shall be effected by service upon its counsel, Burnet, Duckworth & Palmer LLP, Attention: Daniel J. McDonald, Q.C. at the address set out below.

31.
If the application for Final Order for approval of the Arrangement is adjourned, only those parties appearing before this Court for the application for the Final Order and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 30 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

32.
PetroKazakhstan is entitled at any time to seek leave to vary this Order upon the terms that the Court may direct.

(Signed) R.M. Cairns J.C.Q.B.A.
ENTERED this 14 day of Sept. , 2005. (Signed) V.A. Brandt Clerk of the Court of Queen's Bench
ORDER consented to this 14th day of September, 2005;
	By:	(Signed) Tristram J. Mallett Tristram J. Mallett Osler, Hoskin & Harcourt LLP, Solicitors for 818 Acquisition Inc.

Burnet, Duckworth & Palmer LLP
Barristers & Solicitors
1400, 350 –7th Avenue, SW
Calgary, AB T2P 3N9
Attn: Daniel J. McDonald, Q.C.

ACTION NO. 0501-13439 2005

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended
IN THE MATTER OF a proposed Arrangement involving PetroKazakhstan Inc., 818 Acquisition Inc., and the Shareholders and Optionholders of PetroKazakhstan Inc.

INTERIM ORDER

BURNET, DUCKWORTH & PALMER LLP Barristers and Solicitors 1400, 350 - 7th Avenue S.W. Calgary, AB T2P 3N9

Attention: Daniel J. McDonald, Q.C. Telephone: (403) 260-5724 File No.: 058280-2

APPENDIX D — RIGHTS OF DISSENTING SHAREHOLDERS UNDER ABCA SECTION 191

Shareholder's right to dissent

191.(1)    Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

    (a)
    amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

    (b)
    amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

    (c)
    amalgamate with another corporation, otherwise than under section 184 or 187,

    (d)
    be continued under the laws of another jurisdiction under section 189, or

    (e)
    sell, lease or exchange all or substantially all its property under section 190.

(2)
A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)
In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which the shareholder dissents was adopted.

(4)
A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)
A dissenting shareholder will send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

  (a)
  at or before any meeting of shareholders at which the resolution is to be voted on, or

  (b)
  if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)
An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

  (a)
  by the corporation, or

  (b)
  by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

  to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)
If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)
Unless the Court otherwise orders, an offer referred to in subsection (7) will be sent to each dissenting shareholder

  (a)
  at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

  (b)
  within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)
Every offer made under subsection (7) will

  (a)
  be made on the same terms, and

  (b)
  contain or be accompanied with a statement showing how the fair value was determined.

(10)
A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)
A dissenting shareholder

  (a)
  is not required to give security for costs in respect of an application under subsection (6), and

  (b)
  except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)
In connection with an application under subsection (6), the Court may give directions for

  (a)
  joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

  (b)
  the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

  (c)
  the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

  (d)
  the deposit of the share certificates with the Court or with the corporation or its transfer agent,

  (e)
  the appointment and payment of independent appraisers, and the procedures to be followed by them,

  (f)
  the service of documents, and

  (g)
  the burden of proof on the parties.

(13)
On an application under subsection (6), the Court will make an order

  (a)
  fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

  (b)
  giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

  (c)
  fixing the time within which the corporation must pay that amount to a shareholder.

(14)
On

  (a)
  the action approved by the resolution from which the shareholder dissents becoming effective,

  (b)
  the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

  (c)
  the pronouncement of an order under subsection (13),

  whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)
Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)
Until one of the events mentioned in subsection (14) occurs,

  (a)
  the shareholder may withdraw the shareholder's dissent, or

    (b)
    the corporation may rescind the resolution,

        and in either event proceedings under this section will be discontinued.

(17)
The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)
If subsection (20) applies, the corporation will, within 10 days after

  (a)
  the pronouncement of an order under subsection (13), or

  (b)
  the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

  notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)
Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)
A corporation will not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

  (a)
  the corporation is or would after the payment be unable to pay its liabilities as they become due, or

  (b)
  the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

1981 cB-15 s184;1987 c15 s20

APPENDIX E — GOLDMAN SACHS OPINION

PERSONAL AND CONFIDENTIAL

21 August 2005
Board of Directors
PetroKazakhstan Inc.
Sun Life Plaza, North Tower
#1460, 140 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3N3

Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding common shares (the "Shares") of PetroKazakhstan Inc. (the "Company") of the Consideration (as defined below) to be received by the holders of the Shares, taken in the aggregate, pursuant to the Arrangement Agreement, dated as of 21 August 2005 (the "Agreement"), between CNPC International Ltd. ("Buyer") and the Company. Pursuant to the Agreement, each Share will be entitled to receive US$55.00 in cash (the "Cash Consideration"). In the alternative, the Agreement may be amended to incorporate the terms of the Letter Agreement, dated as of 21 August 2005 (the "Letter Agreement"), between the Company and Buyer and, pursuant to such amended terms, each Share will instead be entitled to receive (A) US$54.00 in cash plus (B) at the election of the holder of such Share either (i) one share ("Spinco Share") of an entity to be spun-off from the Company ("Spinco"; and such transaction, the "Spinoff") as part of this transaction or (ii) US$1.00 in cash (the amounts in clauses (A) and (B) together, the "Alternative Consideration"; the Alternative Consideration or the Cash Consideration, the "Consideration"), subject to certain procedures and limitations contained in the Letter Agreement, as to which procedures and limitations we are expressing no opinion.

        Goldman Sachs International ("GSI") and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the "Transaction"). We expect to receive fees for our services in connection with the Transaction, a portion of which is contingent upon announcement of the Transaction and the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We have provided certain investment banking services to the Buyer and its affiliates from time to time, including having acted as adviser to PetroChina Company Limited in connection with its acquisition of certain assets from Devon Energy Indonesia in 2002. We have on-going relationships with various affiliates of the Buyer and we may provide investment banking and financing services to various affiliates of the Buyer, the Buyer, the Company or Spinco in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

        GSI is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, GSI and its affiliates may provide such services to the Company, Buyer, Spinco and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company, Buyer, Spinco and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

        In connection with this opinion, we have reviewed, among other things, the Agreement; the Letter Agreement; annual reports to stockholders of the Company for the five fiscal years ended December 31, 2004; certain interim unaudited reports to stockholders of the Company; certain other communications from the

E-1

Company to its stockholders; a technical audit report on the hydrocarbon assets of the Company (excluding the exploration portfolio of the Company) produced by a third party engineer for the Company, dated as of 1 January 2005 (the "Technical Audit Report"); certain analyses of the potential impact to hydrocarbon production and capital expenditure requirements that may arise from certain legal curtailments to gas flaring; a certificate of representation as to certain factual matters dated the date hereof provided by the Company and addressed to us; and certain internal financial analyses and forecasts for the Company prepared by its management (the "Forecasts"). We also have held discussions with members of the senior management and Board of Directors of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition, legal disputes and litigation, and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the upstream oil and gas industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

        We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and, except for the Technical Audit Report referred to in the fourth paragraph of this opinion, we have not been furnished with any such evaluation or appraisal. In this regard, we are not experts in the evaluation of hydrocarbon assets and, with your consent, we have assumed that the estimates, including without limitation those pertaining to oil in place, forecast production profiles, and forecast operating and capital expenditure requirements, included in the Technical Audit Report have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the third party engineer who prepared such report for the Company and we have not made an independent evaluation or appraisal of such estimates.

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction or Spinoff, nor are we expressing any opinion as to the prices at which the Spinco Shares may trade at any time. We have assumed that any amendment made to the terms of the Agreement, whether pursuant to the Letter Agreement or otherwise, will not have any adverse effect on the Company or the Transaction in any way meaningful to our analysis. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the expected benefits of the Transaction in any way meaningful to our analysis. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided solely for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote or make any election with respect to such Transaction.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Shares, taken in the aggregate, is fair from a financial point of view to such holders.

Very truly yours,

(Signed) Goldman Sachs International

E-2

Any questions and requests for assistance may be directed to
Kingsdale Shareholder Services Inc.
at the telephone number and location set out below:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone: 1-866-588-6864

Banks and Brokers Call Collect: 416-867-2335

QuickLinks

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS
NOTICE OF PETITION
TABLE OF CONTENTS
SUMMARY OF CIRCULAR
GLOSSARY
INFORMATION CONTAINED IN THIS CIRCULAR
NOTICE TO UNITED STATES SHAREHOLDERS
FORWARD-LOOKING STATEMENTS
CURRENCY
INFORMATION CONCERNING THE MEETING AND VOTING
BACKGROUND TO THE ARRANGEMENT AND SPECIAL COMMITTEE DELIBERATIONS
RECOMMENDATION OF THE SPECIAL COMMITTEE TO THE BOARD OF DIRECTORS
RECOMMENDATION OF THE BOARD OF DIRECTORS
OPINION OF GOLDMAN SACHS
THE ARRANGEMENT
THE ARRANGEMENT AGREEMENT
PRINCIPAL LEGAL MATTERS
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
INFORMATION CONCERNING THE CORPORATION
INFORMATION CONCERNING CNPCI AND ACQUIROR
RISK FACTORS
RIGHTS OF DISSENTING SHAREHOLDERS
PROCEDURES FOR THE SURRENDER OF SHARE CERTIFICATES AND RECEIPT OF CONSIDERATION
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
APPROVAL BY THE CORPORATION
APPENDIX A — ARRANGEMENT RESOLUTION
APPENDIX B – ARRANGEMENT AGREEMENT
ARTICLE 1 INTERPRETATION
ARTICLE 2 THE ARRANGEMENT
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF COMPANY
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIROR
ARTICLE 5 COVENANTS
ARTICLE 6 CONDITIONS
ARTICLE 7 AMENDMENT
ARTICLE 8 TERMINATION
ARTICLE 9 GENERAL
SCHEDULE A TO APPENDIX B
ARTICLE 1 INTERPRETATION
ARTICLE 2 THE ARRANGEMENT
ARTICLE 3 RIGHTS OF DISSENT
ARTICLE 4 CERTIFICATES
ARTICLE 5 AMENDMENTS
SCHEDULE B TO APPENDIX B REPRESENTATIONS AND WARRANTIES OF COMPANY
SCHEDULE C TO APPENDIX B REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIROR
APPENDIX C — INTERIM ORDER
APPENDIX D — RIGHTS OF DISSENTING SHAREHOLDERS UNDER ABCA SECTION 191
APPENDIX E — GOLDMAN SACHS OPINION